Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726





Exemption Number 82-5145

March 8, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Central Térmica Güemes S.A.
Periodic Disclosure Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of Central Térmica Güemes S.A. (the "Company"), a corporation under the laws of the Republic of Argentina, we hereby furnish the enclosed documents in compliance with the periodic disclosure requirements applicable to the Company pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), granted to the Company.

Enclosed herewith are summary English translations of the Company's (1) Annual Report and audited financial statements at December 31, 2002 and December 31, 2003, (2) audited financial statements as of March 31, June 30, and September 30, 2003 and March 31, June 30, and September 30, 2004, (3) notice to and minutes of shareholders' meeting held on April 24, 2003 and April 29, June 24, July 7, and October 29, 2004 and (4) press releases issued from September 9, 2003 through October 15, 2004.

Exemption Number 82-5145

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the exchange act.

If you have any question, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,



Flavio Cardoso

FC/jp

Enclosure

cc: Central Térmica Güemes S.A.
Carlos Perlta

Hughes Hubbard & Reed LLP
Eduardo Vidal

Exemption Number 82-5145

CENTRAL TÈRMICA GÜEMES S.A.

Exhibits Filed With the
United States Securities and Exchange Commission
in connection with Periodic Disclosure Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

March 8, 2005

EXHIBIT INDEX

Exhibit 1	2002 Annual Report and Audited Financial Statements
Exhibit 2	Financial statements for the three-month period ended March 31, 2003
Exhibit 3	Financial statements for the six-month period ended June 30, 2003
Exhibit 4	Financial statements for the nine-month period ended September 30, 2003
Exhibit 5	2003 Annual Report and Audited Financial Statements
Exhibit 6	Financial statements for the three-month period ended March 31, 2004
Exhibit 7	Financial statements for the six-month period ended June 30, 2004
Exhibit 8	Financial statements for the nine-month period ended September 30, 2004
Exhibit 9	Minutes of Shareholders Meeting held on April 24, 2003
Exhibit 10	Notice to and minutes of Shareholders Meeting held on April 29, 2004
Exhibit 11	Minutes of Shareholders Meeting held on June 24, 2004
Exhibit 12	Notice to and minutes of Shareholders Meeting held on July 7, 2004
Exhibit 13	Notice to and minutes of Shareholders Meeting held on October 29, 2004
Exhibit 14	Press Releases issued on September 9 and September 15, October 7, 10, 24, 30, and 31, November 3 and 4, and December 3, 2003, and March 19, April 7, June 24, September 13 and October 15, 2004.


CENTRAL TERMICA
GÜEMES S.A.

Financial statements for the three-month period ended March 31, 2003

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF MARCH 31, 2003

1. A Brief on Company's Activities

Production and Sales

During the first quarter of 2003, 214 GWh were produced, which means a level of production 47% lower than that for the same period of the previous fiscal year (402 GWh).

Prices

The average price of energy at the Güemes node and power supplied during the first three months of 2003 amounted to $45.12 /MWh ($9,024,030/200 GWh), which turned out lower than the average price for the same period of the previous year ($45.84/MWh - $17,191,547/375GWh) by 2 %.

Sales

Gross sales (net of compensations with the system) for the first quarter of 2003 fell 47.50% to $9,024,030 as compared to the $17,191,547 for the same period of the previous year. The $8.2 million absolute variation in gross sales is due mainly to the decrease recorded in production.

Results

The operating result for the three-month period ended March 31, 2003 showed a loss amounting to $1,236,747, which was higher than the $ 1,008,878 operating loss for the first quarter of the previous year by $ 227,869.

The net result for the three-month period showed a profit of $16,516,379, which is higher than that for the same period of the previous year by $11,980,241.

Shareholders' Equity

The debt-equity ratio by the end of the first quarter of 2003 decreased 8% to 78%, as compared to the 86% debt-equity ratio by the end of the first quarter of the previous year.

2. Equity and Results Structure

2.1 Equity Structure

	....2003....	....2002....	....2001....	....2000....	....1999....
Current Assets	26,123,066	37,268,181	33,797,151	38,152,826	36,079,440
Non-Current Assets	188,872,466	320,916,180	151,602,192	158,248,760	166,835,238
Total	**214,995,532**	**358,184,361**	**185,399,343**	**196,401,586**	**202,914,678**
Current Liabilities	4,509,981	6,649,756	17,849,440	24,980,238	16,321,486
Non-Current Liabilities	164,303,386	265,095,740	90,400,304	98,125,796	97,901,178
Subtotal	**168,813,367**	**271,745,496**	**108,249,744**	**123,106,034**	**114,222,664**
Shareholders' Equity	**46,182,165**	**86,438,865**	**77,149,599**	**77,295,552**	**68,692,014**
Total	**214,995,532**	**358,184,361**	**185,399,343**	**196,401,586**	**202,914,678**

2.2 Results Structure

Operating Results	(1,236,747)	(1,008,878)	(1,408,004)	(1,601,651)	(349,741)
Financial Results	17,753,126	5,545,016	(314,034)	410,539	(3,094,692)
Income (Loss) for the year	**16,516,379**	**4,536,138**	**(1,722,038)**	**(1,191,112)**	**(3,444,433)**

3. Statistical data (in physical units)

Production

	GWh	GWh	GWh	GWh	GWh
Production volume	214	402	271	387	524
Sales volume	200	375	253	364	493

Ratios

Liquidity	5.79	5.60	1.89	1.53	2.21
Debt	3.65	3.14	1.40	1.68	1.29
Profitability	55.67%	5.5%	(2.2%)	(1.6%)	(3.9%)

4. Prospects

Based on CAMMESA's projections, it is likely that the plant will maintain an operating level similar to that of 2002 regarding production and price. Consequently, similar values are expected concerning the generation of funds from ordinary operations.

As from February, the Company enlarged its forward market portfolio when it entered into an Electricity Supply Agreement for República Oriental del Uruguay with CEMSA for 150 MW.

With regard to the restructuring of the Company's liabilities, the exchange of an amount of US$31,668,600 in outstanding Corporate Notes for an equal amount of New Corporate Notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding Corporate Notes amounts to US$ 22,331,400. In this way, the Company has been able to reduce its excessive financial burden caused by the effect of the devaluation on the amount of interest payable on the current notes.

AUDITORS' REPORT

(Limited Review)

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have performed a limited review of the accompanying balance sheet of Central Térmica Güemes S.A. as of March 31, 2003, and the related statements of operations, changes in shareholders' equity and cash flows, including notes 1 through 10 thereto and supplemental schedules I through V, for the three-month period then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review performed with the scope mentioned in 2.

2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and does not include all the procedures necessary to express an opinion on the Company's financial position, the results of its operations, changes in shareholders' equity and cash flows. Accordingly, we do not express such an opinion.

3. Prior clarifications

a) As explained in note 2 to the financial statements, as from this fiscal year and as required by General Resolution No. 434/03 of the National Securities Commission, the Company's financial statements referred to in section 1 of this report have been prepared in accordance with the provisions of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, with the amendments with which they were adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, through different resolutions and with some exceptions resolved by the regulatory agency.

b) It must be emphasized that one of the amendments to which the preceding paragraph refers, consists of presenting the balance sheet for an interim period in comparative form with that for the latest fiscal year, whereas the statements of operations, changes in shareholders' equity, and cash flows for an interim period must be presented in comparative form with those for the same period of the previous year.
With regard to the fiscal year ended December 31, 2002, (presented on a comparative basis with the balance sheet as of March 31, 2003), we issued our auditors' report on March 7, 2003. Our opinion on the financial statements as of December 31, 2002 was subject to the effects of the situations described under the *Prior clarifications* section of that report, which agree with those stated in paragraph e) of this section.

c) The statements of operations, changes in shareholders' equity and cash flows for the three-month period ended March 31, 2002, presented for comparative purposes: (i) have not been restated for inflation as of that date, as they do not reflect the effects of the variations in the purchasing power of the currency during that period; and (ii) have been restated as of March 31, 2003 based on the variations of the domestic wholesale price index (IPIM) as from the closing date of that period. Had the financial statements been restated for inflation as of March 2002, the Company's property, plant and equipment and shareholders' equity would have been approximately $126,926,000 lower and its income for the three-month period ended March 31, 2002, would have been approximately $153,221,000 lower compared to the values disclosed in said financial statements. The aforementioned figures do not include the effect of the capitalization of negative exchange rate differences.

The financial statements mentioned in the preceding paragraph do not include the effects of the application of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, with the amendments introduced by Resolution 434/03 of the National Securities Commission, which are applicable for Central Térmica Güemes S.A. as from the fiscal year commenced on January 1, 2003.

Therefore, the aforementioned statements are not comparable with the statements of operations, changes in shareholders' equity and cash flows for the three-month period ended March 31, 2003.

d) As indicated in note 2, on April 8, 2003 the National Securities Commission issued Resolution No. 441/03, which regulates Decree 664/03 dated March 20, 2003 of the Federal Government.

Said resolution suspends the restatement of financial statements to reflect the effects of inflation as from March 1, 2003. However, in accordance with generally accepted accounting principles the restatement of financial statements continues to be in effect. The financial statements as of March 31, 2003 have been prepared in accordance with the provisions of the aforementioned Resolution No. 441/03 of the National Securities Commission. The variation of the IPIM index for the month of March 2003 has not been very significant.

Given the low level of significance of the variations recorded in the domestic wholesale price index, which is the index used for the restatement of financial statements to reflect the effects of inflation, during the period of December 2002 to March 2003, the Company has chosen not to restate the financial statements for the three-month period ended March 31, 2003. It should be clarified that the coefficient applicable for the restatement through February would have been 1.008, whereas the coefficient applicable through March 2003, would have amounted to 1.002.

Balance sheet information as of December 31, 2002, and the information on the Company's operations, changes in shareholders' equity and cash flows for the first quarter of the previous year, ended March 31, 2002, presented for purposes of comparison, have been restated as of December 2002.

e) As described in note 9, the Argentine Congress passed the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561. The new law and its supplementary regulations established a series of measures that impact on the Company's operations, such as: the devaluation of the peso; the default on the public debt; the mandatory conversion into pesos of certain contracts entered into by private parties at the rate of 1 peso per US dollar; restrictions on the transfer of funds abroad, which require the Argentine Central Bank's prior authorization; and the mandatory conversion into pesos of utility rates at the rate of 1 peso per US dollar.

Additionally, as indicated in note 10, the measures mentioned in the preceding paragraph modified the electricity market significantly, having the Company's revenues been mandatorily converted into pesos, while part of its expenses and a significant part of its liabilities are denominated in US dollars. Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term. Furthermore, said note states that the Federal Government continues adopting measures that either complement or modify the aforementioned law.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government –regarding economy policy and, in particular, concerning the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows.

Moreover, as explained in note 1, and as a consequence of the effects of the economic crisis, the Company is currently negotiating the restructuring of its corporate notes.

The financial statements do not include any adjustment that could result from either the outcome of these uncertainties or the aforementioned renegotiations.

The financial statements of Central Térmica Güemes S.A. as of March 31, 2003, have been prepared following the criteria of a going concern and assuming that the Company will be able to pay its obligations. Accordingly, the financial statements do not include any adjustment, if there were any, that could result from the outcome of the uncertainties mentioned in the preceding paragraphs.

4. **Limited Review Report**

Based on the procedures applied, as described in section 2, and subject to the effects, if there were any, that could result from the final outcome of the situations described in section 3.e), we are able to report that the financial statements as of March 31, 2003 take into account all the events and circumstances of which we are aware and that we have no observations to make other than those mentioned in section 3.

Our limited review report on the financial statements for the three-month period ended March 31, 2002, was issued on April 30, 2002.

5. **Special information required by current legal regulations**
(for the three-month period ended March 31, 2003)

a) The amounts of the financial statements referred to in section 1, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements are shown in accordance with the provisions of General Resolution No. 368/01 and complementary ones of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our limited review, the scope of which is mentioned in section 2, we have examined the Informative Summary and the Additional Information, both for the three-month period ended March 31, 2003, prepared by the Company's Board of Directors as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of March 31, 2003, amount to $ 60,466.22, which are not due as of that date.

6. The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

Autonomous City of Buenos Aires, May 8, 2003

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia. de Salta

Company's main activity:	Operation of thermoelectric generation plants
Registration Number with the Companies' Inspection Bureau of Salta:	35/99
Registration Number in the Court of Original Jurisdiction in Commercial Matters of the Province of Salta:	Folio 9/10, Entry 2425 of the Corporations Book 10
Filing date of the Company's by-laws and amendments thereto with the Companies' Inspection Bureau:	September 18, 1992, September 2, 1993, July 8, 1999, February 29, 2000 and December 4, 2002.
Duration of the Company:	February 28, 2092
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes:	60%

FISCAL YEAR No. 12
COMMENCED JANUARY 1, 2003

FINANCIAL STATEMENTS AS OF MARCH 31, 2003

(three-month period)
(restated to reflect the effects of inflation – stated in pesos)

CAPITAL STOCK
(note 4)

	......2003 y 2002.... Subscribed and Paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	**62,906,000**

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

(restated to reflect the effects of inflation – stated in pesos)

	......03/31/03.....	......12/31/02.....
ASSETS		
CURRENT ASSETS		
Cash and banks	6,388,082	9,716,884
Investments (note 3.1)	931,928	564,651
Accounts receivable (note 3.2)	10,482,478	11,109,205
Other receivables (note 3.3)	3,471,398	3,306,828
Spare-parts and materials	4,849,180	4,835,227
Total Current Assets	**26,123,066**	**29,532,795**
NON-CURRENT ASSETS		
Other receivables (note 3.3)	3,159,231	3,159,231
Property, plant and equipment (schedule I)	185,713,235	187,609,333
Total Non-Current Assets	**188,872,466**	**190,768,564**
TOTAL ASSETS	**214,995,532**	**220,301,359**
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable	2,709,430	3,448,645
Loans (note 6)	367,760	1,425,510
Payroll and social security charges	517,065	503,325
Taxes	896,054	1,254,538
Other liabilities	19,672	20,672
Total Current Liabilities	**4,509,981**	**6,652,690**
NON-CURRENT LIABILITIES		
Loans (note 6)	162,000,000	181,980,000
Taxes	905,018	905,018
Reserves (schedule III)	1,398,368	1,097,865
Total Non-Current Liabilities	**164,303,386**	**183,982,883**
Total Liabilities	**168,813,367**	**190,635,573**
SHAREHOLDERS' EQUITY		
(as per the corresponding statements)	**46,182,165**	**29,665,786**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**214,995,532**	**220,301,359**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(restated to reflect the effects of inflation – stated in pesos)

	......2003......	......2002......
Net sales (note 3.5)	7,941,962	14,594,000
Cost of sales (schedule V)	(7,589,983)	(13,837,212)
Gross Profit	**351,979**	**756,788**
Selling expenses (schedule V)	(267,942)	(424,661)
Administrative expenses (schedule V)	(1,320,509)	(1,070,300)
Other income and expense, net	(275)	(270,705)
Operating Loss	(1,236,747)	(1,008,878)
Financial results		
Generated by assets (note 3.6a)	47,552	6,939,661
Generated by liabilities (note 3.6b)	17,705,574	(1,394,645)
NET INCOME FOR THE PERIOD	**16,516,379**	**4,536,138**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(restated to reflect the effects of inflation – stated in pesos)

	..........Owners' contributions..........			Reserved Earnings	Accumulated Deficit	Total
	Capital stock	Adjustment to capital	Total	Legal reserve		
Balances as of December 31, 2001	62,906,000	47,865,957	110,771,957	883,698	(29,752,928)	81,902,727
Net income for the period					4,536,138	4,536,138
Balances as of March 31, 2002	**62,906,000**	**47,865,957**	**110,771,957**	**883,698**	**(25,216,790)**	**86,438,865**

	.... Owners' contributions..........			Reserved Earnings	Accumulated Deficit	Total
	Capital stock	Adjustment to capital	Total	Legal reserve		
Balances as of December 31, 2002	62,906,000	86,016,073	148,922,073	1,391,572	(120,647,859)	29,665,786
Net income for the period					16,516,379	16,516,379
Balances as of March 31, 2003	**62,906,000**	**86,016,073**	**148,922,073**	**1,391,572**	**(104,131,480)**	**46,182,165**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(restated to reflect the effects of inflation – stated in pesos)

	.....2003.....	.....2002.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Net income for the period	16,516,379	4,536,138
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation of property, plant and equipment	2,055,600	3,812,800
Increase in allowances/reserves	344,371	83,210
Unpaid interest and exchange rate differences accrued	(19,980,000)	90,082
Subtotal	(1,063,650)	8,522,230
Net changes in operating assets and liabilities		
Decrease in accounts receivable	626,727	632,283
Increase in other receivables	(164,570)	(147,756)
Increase in spare-parts and materials	(13,953)	(53,108)
Decrease in trade accounts payable	(739,215)	(819,021)
Increase in payroll, social security charges and taxes	13,740	754,789
Net (Decrease) increase in other liabilities	(359,484)	16,233
Use of allowances/reserves	(43,868)	(5,476)
Subtotal	(680,623)	345,478
Net cash used in (provided by) operating activities	**(1,744,273)**	**8,867,708**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(159,502)	(2,313)
Net cash used in investing activities	**(159,502)**	**(2,313)**
FINANCING ACTIVITIES		
Net decrease in loans	(1,057,750)	(523,260)
Net cash used in financing activities	**(1,057,750)**	**(523,260)**
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(2,961,525)**	**8,342,135**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**10,281,535**	**9,079,255**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**7,320,010**	**17,421,390**

(1) Cash and banks and Investments

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

1. CORPORATE NOTES EXCHANGE OFFER – SUBSEQUENT EVENTS

As from June 2002, due to the uncertainty caused by the serious economic and financial crisis which the country and the electricity market in general have been going through, the Company's Board of Directors decided to begin conversations with the holders of Corporate Notes -floating rate for US$ 54,000,000 due in 2010- (see note 3.4), so as to rediscuss with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon in the agreement (the "Agreement") approved by resolution dated 09/12/00 which was later complemented by other explanatory resolutions dated September 19 and 26, 2000.

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25,561 and 25,563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) in relation to the holders of Corporate Notes (the "Notes"): (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of the Notes issued under the Agreement, to inform them about the new economic and financial context of both the country and the electricity sector as a consequence of the New Regulations, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

Given that the Company had not defaulted on interest payments of the Notes, the main creditors were not interested in initiating negotiations of any kind.

On November 15, 2002, the Board of Directors called a Special Shareholders' Meeting in order to obtain the legally required consent to prepare the terms and conditions of the exchange offer to be made to the holders of the Notes.

On December 4, 2002, the Special Shareholders' Meeting unanimously approved the proposal submitted by the President, which consisted of modifying sections five and six of the Company's By-laws in order to have a new element for negotiating the future proposal for the restructuring of the Company's financial debt, subjecting the capital increase to be proposed and those amendments, to the acceptance of proposal No 1, described in the "Exchange Offer", by Corporate Note holders.

The aforementioned "Exchange Offer" was made on December 20, 2002 and its maturity date, originally fixed for January 31, 2003, was extended until February 14, 2003.

In the "Exchange Offer", the Company offered Corporate Note holders two proposals which consisted of:

Proposal No. 1:
Up to a maximum amount of US$ 32,400,000 in new Corporate Notes at an annual interest rate of 3%, with final maturity in 2013, ("New Corporate Notes Proposal 1") and up to a maximum of 24,840,000 common shares Class D of its common stock, nominal value 1.00 each, representing approximately 28.31% and 7.32% of the Company's capital stock and voting rights, respectively.
For each US$ 1,000 of principal of existing Corporate Notes received for the exchange, the Company will issue "New Corporate Notes Proposal 1" for a principal amount of US$ 600 and 460 shares (rounding the value to the immediately following whole number in order to issue New Corporate Notes in minimum denominations of US$ 1.00 and avoid the issuance of cent-denominated shares).

Proposal No. 2:
Up to a maximum amount of US$ 54,000,000 in Corporate Notes at an annual interest rate of 2%, with final maturity in 2013 ("New Corporate Notes Proposal 2").
For each US$ 1,000 of principal of existing Corporate Notes received for the exchange pursuant to this proposal, the Company will issue "New Corporate Notes Proposal 2" for a principal amount of US$ 1,000.

The New Corporate Notes will constitute common, unsecured and unsubordinated obligations of the Company which will mature ten years after issuance (the "Maturity Date of the New Corporate Notes"). Interest on the principal amount pending amortization will be paid semiannually, in arrears and in cash. The first interest payment will fall due on the sixth month following the date of issuance. Principal will be repaid in only one payment on the Maturity Date of the New Corporate Notes.

The New Corporate Notes will be regarded as Corporate Notes pursuant to the provisions of the Corporate Notes Law No. 23,576, as amended by Laws Nos. 23,962 and 24,435, and will therefore enjoy the benefits and be subject to the formalities therein established. In accordance with the provisions of Decree No. 749/2000 and Resolution No. 368/01 of the National Securities Commission (CNV), the New Corporate Notes offered in exchange for the Current Corporate Notes will not be assessed according to risk.

The holders who offer their existing Corporate Notes within the "Exchange Offer" will receive a premium for the acceptance in the amount of US$ 7.50 for each US$ 1,000 in principal of the existing Corporate Notes.

The Exchange Offer is subject to both the holders offering 100% of the outstanding principal amounts of existing Corporate Notes and the approval of all the regulatory provisions necessary in Argentina.

In the Board of Directors' meeting held on February 27, 2003, the Company's President informed the Directors that the previously mentioned "Exchange Offer" had been concluded on February 26, 2003, at 5 p.m. New York time.

Subsequent to that, he proposed that, taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of current Notes), the condition established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of current Corporate Notes principal, be dispensed and that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market, still pending, be accepted. Furthermore, he proposed that the transaction and the exchange of the current Corporate Notes offered for the New Corporate Notes for a definitive amount to be informed by the Agent in charge of the Exchange, be closed and made as soon as possible.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding corporate notes amounts to US$ 22,331,400.

The Company's Board of Directors stated that the purpose of the new corporate notes is to restructure the debt. Therefore the purpose of refinancing of liabilities mentioned in section 35 of the Corporate Notes Law is applicable to this case.

On March 17, 2003, the Company's Board of Directors, through a prohibitory injunction, resolved to suspend the accrual and payment of interest installments of the notes issued on September 26, 2002, which matured on last March 26.

The statements included herein concerning the Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency or applicable rate of exchange, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING POLICIES

As required by the provisions of General Resolution No. 368/01, and amendments thereto, and General Resolutions No. 398/02 and 434/03 of the National Securities Commission, as well as Resolution MD (Board of Directors) No. 3/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, the financial statements have been prepared in accordance with the disclosure and valuation criteria set forth in Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, with the changes introduced by the Resolution of the National Securities Commission mentioned at the beginning of this paragraph.

On March 6, 2002 the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Resolution MD (Board of Directors) No. 3/2002 which establishes among other things, the reinstatement of Technical Resolution No. 6, with the changes introduced by Technical Resolution No. 19 of the Argentine Federation of Professional Councils in Economic Sciences for fiscal years or interim periods ended as from March 31, 2002 inclusive.

Accordingly, the financial statements as of those fiscal years or interim periods, prepared in accordance with accounting principles generally accepted in Argentina, must fully reflect the effects of the changes in the purchasing power of the currency based on the variations of the "Domestic Wholesale Price Index" (IPIM). On July 25, 2002, the CNV issued Resolution No. 415/02, whereby financial statements must be restated to reflect the effects of inflation, following the guidelines previously mentioned.

On April 8, 2003, the National Securities Commission issued Resolution No. 441/03 which regulates Decree No. 664/03 dated March 25, 2003 of the Federal Government. Said resolution suspended the restatement of financial statements to reflect the effects of inflation as from March 1, 2003. However, in accordance with generally accepted accounting principles the restatement of financial statements continues to be in effect.

The financial statements as of March 31, 2003, as well as the balance sheet data for the latest fiscal year ended December 31, 2002, presented for comparative purposes, have been prepared in accordance with the provisions of the aforementioned Resolution 441/03 of the National Securities Commission. The variation of the IPIM index for the quarter ended March 31, 2003 has not been very significant.

The statements of operations, changes in shareholders' equity and cash flows for the three-month period ended March 31, 2002, presented for comparative purposes: (i) have not been restated for inflation as of that date, as they do not reflect the effects of the variations in the purchasing power of the currency during that period; and (ii) have been restated as of March 31, 2003 based on the variations of the IPIM index as from the closing date of that period. Had the financial statements been restated for inflation as of March 2002, the Company's property, plant and equipment and shareholders' equity would have been approximately $126,926,000 lower and its income for the three-month period ended March 31, 2002, would have been approximately $153,221,000 lower compared to the values disclosed in said financial statements. The aforementioned figures do not include the effect of the capitalization of negative exchange rate differences.

The financial statements mentioned in the preceding paragraph do not include the effects of the application of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, with the amendments introduced by Resolution 434/03 of the National Securities Commission, which are applicable for Central Térmica Güemes S.A. as from the fiscal year commenced on January 1, 2003.

Given the low level of significance of the variations recorded in the domestic wholesale price index, which is the index used for the restatement of financial statements to reflect the effects of inflation, during the period of December 2002 to March 2003, the Company has chosen not to restate the financial statements for the three-month period ended March 31, 2003. It should be clarified that the coefficient applicable for the restatement through February would have been 1.008, whereas the coefficient applicable through March 2003, would have amounted to 1.002.
Balance sheet information as of December 31, 2002, and the information on the Company's operations, changes in shareholders' equity and cash flows for the first quarter of the previous year, ended March 31, 2002, presented for purposes of comparison, have been restated as of December 2002.

Resolution MD No. 3/2002 mentioned in the second paragraph of this note established both the obligation to capitalize exchange rate differences originated from foreign currency denominated liabilities used to directly finance the acquisition, production or construction of assets and the option to allocate exchange rate differences to the value of the remaining assets financed with foreign currency denominated liabilities. The restatement method was applied to the values recorded in the accounting prior to the capitalization of said exchange rate differences, which represent an anticipation of the effects of the variations in the purchasing power of the currency and will be subsequently absorbed by the restated values of the assets.

The main accounting criteria applied in the preparation of the financial statements are as follow:

Monetary items – Cash and banks, receivables, payables and reserves/allowances in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of each period or year.

Foreign currency denominated assets and liabilities – They have been valued at the rate of exchange in effect as of the end of each period or year, plus interest accrued, if any.

Investments - Mutual funds and government bonds have been valued at the quoted price as of the end of each period or year.

Spare-parts and materials – They have been valued at their estimated replacement cost as of the end of each period or year.

Property, plant and equipment – Property, plant and equipment has been restated as indicated in the first part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for certain assets for which the unit of production method was applied.
In accordance with General Resolution No. 398/2002 of the National Securities Commission, the Company has capitalized in the value of property, plant and equipment the exchange rate differences accrued from January 6, 2002 through March 31, 2002 of corporate notes existing as of the end of that period.
In accordance with the aforementioned, as of March 31, 2002 the Company capitalized exchange rate differences arising from liabilities denominated in US dollars in the Property, plant and equipment account. As a consequence of the reinstatement of inflation adjustment mechanisms, as of December 31, 2002, such exchange rate differences have been totally absorbed by the restated values of the assets involved.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the first part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the first part of this note.

Income statement accounts – Income statement accounts have been restated as indicated in the first part of this note, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment) which have been determined according to the values of those assets.

Recoverable value – Due to the country's economic situation and its impact on the Company's operations, as detailed in notes 9 and 10, it has not been possible to determine the recoverable value of property, plant and equipment existing as of March 31, 2003.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Investments

	...03/31/03...	...12/31/02...
Mutual funds (schedule II)	931,928	564,651
Total	**931,928**	**564,651**

The breakdown of the balances is as follows:

To become due within 3 months	**931,928**	**564,651**

3.2 Accounts receivable

	...03/31/03...	...12/31/02...
CAMMESA	2,343,593	5,134,790
Debtors of the term market	6,969,533	5,707,823
Parent Company – Powerco S.A.	1,323,641	420,881
Doubtful accounts under legal proceedings	1,020,837	1,020,837
Allowance for bad debts (schedule III)	(1,175,126)	(1,175,126)
Total	**10,482,478**	**11,109,205**

The breakdown of the balances as of March 31, 2003 according to their collection period is as follows:

a) Past due	
within 6 months	59,553
more than 6 months	2,924,902
b) To become due within 3 months	8,673,149
Subtotal	11,657,604
Allowance for bad debts	(1,175,126)
Total	**10,482,478**

Accounts receivable do not accrue interest nor are they subject to adjustment clauses, except for certain receivables which are adjusted by the inflation-linked Referential Stabilization Coefficient (CER).

3.3 Other receivables

	...03/31/03...	...12/31/02...
Current:		
Advances to suppliers	1,837,027	1,782,424
Tax credits	921,983	615,959
Prepaid expenses	577,937	758,790
Miscellaneous	134,451	149,655
Total	**3,471,398**	**3,306,828**
Non-Current:		
EDESA S.A. – 132 Kv power line (note 8)	**3,159,231**	**3,159,231**

The breakdown of the balances as of March 31, 2003 according to their collection or use period is as follows:

a) To become due:	
within 3 months	1,837,027
between 3 and 6 months	1,499,920
more than 1 year	3,159,231
b) With no specified due date	134,451
Total	**6,630,629**

These receivables do not accrue interest, except for the advances paid to certain suppliers and non-current receivables, whose annual interest rate ranges from 7.5% to 15%.

3.4 Liabilities

The breakdown of the balances as of March 31, 2003 according to maturity is as follows:

To become due:	
within 3 months (2)	4,122,549
between 3 and 6 months	367,760
more than 1 year (1)	162,905,018
With no specified due date	1,418,040
Total	**168,813,367**

(1) Includes a debt for the issuance of corporate notes for $ 162,000,000 (i) maturing in 2010 at an annual interest rate of 2%, 2.5% and 3% during the first, second and third year, respectively, and of 5% as from the fourth year, payable semiannually, and (ii) maturing in 2013, at an annual interest rate of 2% (See note 1).

(2) Includes a balance with Powerco S.A. (Parent Company) for 453,748.

	.....2003.....	.....2002.....
3.5 Net sales		
Sales of electricity	9,024,030	17,191,547
Discounts for services received	(1,037,068)	(2,524,508)
Municipal contribution	(45,000)	(73,039)
Total	**7,941,962**	**14,594,000**

3.6 Financial results

a) Generated by assets		
Interest and Exchange rate difference	47,552	6,939,661
Subtotal	**47,552**	**6,939,661**
b) Generated by liabilities		
Interest	(484,272)	
Exchange rate differences	18,228,972	(1,384,227)
Bank charges and commissions	(39,126)	(10,418)
Subtotal	17,705,574	(1,394,645)
Total	**17,753,126**	**5,545,016**

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of March 31, 2003 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of the Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

No income tax reserve has been recorded due to the existence of tax losses.
In March, 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to the payment of the tax on minimum presumed income (IGMP). The Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.
As from the three-month period ended March 31, 2003, the Company determines income tax by applying the deferred tax method. This method consists of recognizing the effects of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes, with the consequent recognition of deferred tax assets and liabilities. Given the uncertainty regarding the recoverability of the deferred tax asset, the Company has recorded an allowance for this credit.

6. LOANS

	...03/31/03...	...12/31/02...
Current:		
Current account overdrafts	243,590	
Interest on Corporate Notes (schedule IV)	124,170	1,425,510
	367,760	**1,425,510**
Non-Current:		
Corporate Notes (schedule IV)	**162,000,000**	**181,980,000**

On August 4, 2000, the Company's Board of Directors arranged for a new issue of Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010 at a floating interest rate. With this new issue, plus a cash disbursement of US$ 6,000,000 the Company exchanged and replaced the amount owed (principal and interest) from outstanding Corporate Notes for US$ 60,000,000, issued in 1996 with maturity date in 2001 and at an annual 12% interest rate which had also replaced, prior payment of US$ 5,000,000, the first issue in 1994 for US$ 65,000,000, maturing in 1996 at an interest rate of 12% p.a.
The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. Taking into account the exchange carried out, the remaining amount of outstanding Corporate Notes maturing in 2010 amounts to US$ 22,331,400.

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 1,398,368 as of the period ended March 31, 2003. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A., whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement went into effect.
- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement whereby the contract between the Company and Edesa S.A. was extended.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of March 31, 2003 and December 31, 2002, disbursements made to finance this work amounted to 3,159,231, and have been recorded as Other non-current receivables. This receivable accrues interest at an annual rate of 15%.

9. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OF OTHER CHANGES INTRODUCED TO THE ECONOMIC REGULATIONS. IMPACT OF THIS CONTEXT ON THE COMPANY'S FINANCIAL AND ECONOMIC POSITION

Early in December 2001, the Federal Government implemented a series of economic and exchange control measures, which severely limited cash withdrawals from banks and restricted transfers of funds abroad, other than those related to foreign trade. Late in December, the Argentine Government declared the official default on its public debt and, on January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Currency Exchange Reform Law No. 25,561 that introduced dramatic changes to the economic model then in force and amended the Convertibility Law under which the peso had been pegged at par with the dollar since March 1991. Law 25,561 further empowered the Executive Branch to take additional monetary, financial and exchange measures aimed at overcoming the economic crisis.

Decree No. 71/2002 of the Federal Government and Communication "A" 3425, as amended, of the Argentine Central Bank ("BCRA"), established a new exchange system through the creation of an "official" exchange market for export transactions and certain imports and financial liabilities, and a "free" exchange market for the other transactions. The "official" rate of exchange was fixed at 1.40 pesos per US dollar and the "free" rate of exchange as of the close of business of the first day when the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), fluctuated from 1.60 to 1.70 pesos to the US dollar (sell rate)..
New regulations, which modified the already adopted measures, were later issued by the Government. The main aspects of these regulations as of the date of approval of these financial statements, are detailed below:

a) Elimination of the dual exchange rate and establishment of a single "free" exchange market for foreign trade transactions, the BCRA's prior approval being required to make transfers abroad for payment of principal and interest on financial loans until February 8, 2003, with certain exceptions. Furthermore, the BCRA's prior authorization must be sought before remitting profits and dividend payments overseas. Up to the date of approval of the financial statements, the quotation of the US dollar at the free market fluctuated from 1.80 to 3.90 pesos per US dollar (sell rate);
b) conversion into pesos of all US dollar-denominated deposits held in financial institutions at the rate of 1.40 pesos per US dollar and of all US dollar-denominated debts, existing as of January 6, 2002 at the rate of 1 peso per US dollar, except for certain cases which were excluded from the mandatory conversion into pesos. Deposits and debts converted into pesos will be adjusted by applying the inflation-linked "referential stabilization coefficient" ("CER") to be published by the BCRA, applicable as from the date of publication of Decree No. 214/2002, plus a minimum interest rate for deposits and a maximum interest rate for debts with the financial system, to be set by the BCRA. Excluded from the application of the CER are certain loans granted to individuals by financial entities, cooperatives, associations. mutual companies or natural or artificial persons of any nature;
c) conversion into pesos of all US dollar-denominated contracts entered into by private parties until January 6, 2002, at the rate of 1 peso per US dollar. The resulting amount will be subject to the CER adjustment, except for certain cases which were excluded from the mandatory conversion into pesos;
d) issuance of a Government bond to compensate financial entities for the imbalance resulting from the application of the aforementioned exchange rates;
e) conversion into pesos of public works contracts and utility rates with adjustment clauses in US dollars, at the pre-devaluation rate of exchange of 1 peso per dollar; the freezing of those rates by suspending indexation mechanisms and subsequent renegotiation on a case-by-case basis, except for certain cases which have been excluded from the mandatory conversion into pesos;
f) restriction on the free availability of funds deposited in banks (restriction which was lifted on December 2, 2002); re-programming of deposits and option to subscribe Government bonds in US dollars (fixed or floating rate) or in pesos;

g) conversion into pesos of foreign currency denominated debts incurred by the National, Provincial and Municipal Governments, existing as of February 2002 (except those of the Federal Government originally financed by Multilateral Lending Institutions or arising from liabilities incurred by the National Treasury and refinanced with foreign creditors), that are governed solely by the Argentine law, at the rate of 1.40 pesos per US dollar or its equivalent in other foreign currency plus CER adjustment. This mandatory conversion into pesos includes Guaranteed Loans of the last local debt-swap. Furthermore, new interest rates are established for those debts converted into pesos;
h) exchange at the free market and within the time periods specifically established of foreign currency earned from exports;
i) suspension of unjustified layoffs for a period of 180 days to commence on January 6, 2002. Failure to comply with this obligation will carry the penalty of having to pay twice the severance pay provided by current labor legislation. The suspension was extended for another 180 working days when the original period expired;
j) two-year suspension of the Law of intangibility of deposits; and
k) declaration of a production and credit emergency until December 10, 2003, through the passing of Law No. 25,563, as amended, which includes, among other, the following issues:
    - suspension for a period of 270 calendar days, to commence on February 14, 2002, of (i) court and out-of-court ordered foreclosures on the debtor's house of permanent residence or on any other real property used by the debtor to either develop commercial and/or industrial activities or render services, and (ii) the execution of precautionary measures involving the dispossession of assets needed to develop activities of a commercial, industrial or similar nature;
    - granting of authority to trustees and other lawfully authorized parties to prove claims and vote arrangement plans on behalf of government bond holders and establishment of the procedure for trustees to express bond holders' will.

As established by the aforementioned Emergency Law, the loss resulting from applying the new rate of exchange on the net position of foreign currency denominated assets and liabilities as of January 6, 2002, may be deducted from income tax at a 20% rate p.a. over the five fiscal years following the date on which the law became effective.

The Company is subject to the restriction imposed on the transfer of funds abroad. Therefore, remittances for the repayment of financial loans must be previously authorized by the BCRA.

10. IMPACT OF THE ARGENTINE ECONOMIC CONTEXT ON THE COMPANY'S FINANCIAL AND ECONOMIC POSITION

The economic crisis detailed in note 9 affects the market in which Central Térmica Güemes S.A. operates. Although in the last years electricity demand gradually increased, as from 2002 there has been a reduction. Furthermore, the economic situation previously detailed affects client payment capacity, including spot market sales through C.A.M.M.E.S.A.

The measures adopted by the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561/02 and those of the subsequent regulatory decrees, described in note 9, modified the electric market significantly. The price of electricity was mandatorily converted into pesos at the rate of 1 US dollar per 1 peso. Therefore, Central Térmica Güemes S.A.'s revenues have been converted into pesos while part of its expenses and a significant part of its debt are denominated in US dollars.

Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government -concerning the economic policy and, particularly, with regard to the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

The financial statements of Central Térmica Güemes S.A. as of March 31, 2003, have been prepared following the criteria of a going concern and assuming that the Company will be able to pay its obligations. Therefore, the financial statements do not include any adjustment, if there were any, that could result from the outcome of the uncertainties mentioned in the preceding paragraphs.

On the other hand, as of March 31, 2003 the Company has accumulated significant losses and consequently is subject to complying with the mandatory capital stock reduction established in section 206 of the Corporations Law No 19,550. In accordance with the provisions of Decree No. 1269/02 issued by the Federal Government, the application of the aforementioned section has been suspended until December 10, 2003.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002
(restated to reflect the effects of inflation – stated in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2003								2002
	Original values			Depreciation				Net value	Net value
	Balance at beginning of the year	Additions	Balance at end of the year	Accumulated at beginning of the year	Current year Rate %	Current year Amount	Accumulated at end of the year		
Land	1,754,085		1,754,085					1,754,085	1,754,085
Buildings	60,290,542		60,290,542	15,470,170	2.55	437,551	15,907,721	44,382,821	44,820,372
Turbines	97,289,830		97,289,830	39,039,674	0.39	626,045	39,665,719	57,624,111	58,250,156
Boilers	98,099,950		98,099,950	31,872,437	0.32	619,688	32,492,125	65,607,825	66,227,513
Transformers	13,874,144		13,874,144	5,678,359	0.61	111,046	5,789,405	8,084,739	8,195,785
Water treatment plant	2,575,554		2,575,554	898,894	0.61	21,519	920,413	1,655,141	1,676,660
Auxiliary equipment	831,733		831,733	340,477	0.61	6,658	347,135	484,598	491,256
Gas plant and gas pipeline	4,182,340		4,182,340	1,711,743	0.61	33,475	1,745,218	2,437,122	2,470,597
Tools	842,306		842,306	729,777	10.00	3,347	733,124	109,182	112,529
Vehicles	524,358		524,358	387,018	20.00	8,156	395,174	129,184	137,340
Furniture and fixtures	1.571,217	6,256	1,577,473	1,450,890	20.00	25,103	1,475,993	101,480	120,327
Facilities	818,856		818,856	792,857	20.00	152	793,009	25,847	25,999
Software	173,499	2,670	176,169	173,499	33.00	6,748	180,247	(4,078)	
Maintenance expenses	12,508,650	150,576	12,659,226	9,181,936	16.67	156,112	9,338,048	3,321,178	3,326,714
TOTAL 03/31/03	**295,337,064**	**159,502**	**295,496,566**	**107,727,731**		**2,055,600**	**109,783,331**	**185,713,235**	
TOTAL 12/31/02	**295,290,037**	**47,027**	**295,337,064**	**97,496,864**		**10,230,867**	**107,727,731**		**187,609,333**

SCHEDULE II

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002
(restated to reflect the effects of inflation – stated in pesos)

INVESTMENTS

Account	Type	Nominal Value	Quotation Value	Recorded Value 2003	Recorded Value 2002
CURRENT INVESTMENTS					
Mutual funds	Deustche Bank - US$	177,518	2.88	511,251	510,627
	FBA - Renta US$	347		347	173
	Roble Ahorro - US$	377		377	189
	Roble Ahorro - $	63			31
	SBS Sociedad de Bolsa US$	127,547	2.88	367,337	
	Fima Money US$ "A"	107,412		52,616	53,631
Total Mutual funds				931,928	564,651
TOTAL CURRENT INVESTMENTS				**931,928**	**564,651**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002
(restated to reflect the effects of inflation – stated in pesos)

ALLOWANCES / RESERVES

Items	2003				2002
	Balance at beginning of the year	Increases	Decreases (2)	Balance at the end of the period	Balance at the end of the year
Deducted from assets					
Allowance for bad debts	1,175,126			1,175,126	1,175,126
TOTAL 2003	**1,175,126**			**1,175,126**	
TOTAL 2002	**2,127,822**	**200,000**	**1,152,696**		**1,175,126**
Included in liabilities					
Reserve for lawsuits	1,097,865	344,371 (1)	43,868	1,398,368	1,097,865
TOTAL 2003	**1,097,865**	**344,371**	**43,868**	**1,398,368**	
TOTAL 2002	**927,748**	**1,454,439**	**1,284,322**		**1,097,865**

(1) Charged to other income and expense
(2) To cover foreseen events

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002
(restated to reflect the effects of inflation – stated in pesos)

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2003				2002		
	Amount and currency		Rate of exchange $	Booked amount in local currency (pesos)	Amount and currency		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	US$	13,512	2.88	38,914	US$	2,354,591	7,699,513
Investments	US$	305,065	2.88	878,588	US$	156,155	510,627
Total Current Assets				**917,502**			**8,210,140**
TOTAL ASSETS				**917,502**			**8,210,140**
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate Notes	US$	41,390	3.00	124,170	US$	423,000	1,425,510
Total Current Liabilities				**124,170**			**1,425,510**
NON-CURRENT LIABILITIES							
Loans							
Corporate notes	US$	54,000,000	3.00	162,000,000	US$	54,000,000	181,980,000
Total Non-Current Liabilities				**162,000,000**			**181,980,000**
TOTAL LIABILITIES				**162,124,170**			**183,405,510**

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(restated to reflect the effects of inflation – stated in pesos)

COST AND EXPENSES

Items	2003				2002
	Cost of sales	Selling Expenses	Administrative Expenses	Total	Total
Fees			33,000	33,000	53,562
Salaries and wages	866,014	168,560	132,442	1,167,016	1,886,503
Social security charges	166,662	33,987	31,551	232,200	287,118
Fuel	4,031,481			4,031,481	7,871,746
Spare-parts and materials	105,069			105,069	186,058
Services contracted	139,302	18,813	251,026	409,141	697,746
Communications			81,512	81,512	90,611
Office expenses		23,177	543,963	567,140	97,310
Depreciation of property, plant and equipment	2,042,021		13,549	2,055,600	3,812,800
Insurance	238,382			238,382	108,808
Interest and exchange rate differences			118,410	118,410	
Taxes and rates	1,052			1,052	
Bad debts					2,668
Miscellaneous		23,405	115,056	138,461	237,243
TOTAL 2003	**7,589,983**	**267,942**	**1,320,509**	**9,178,464**	
TOTAL 2002	**13,837,212**	**424,661**	**1,070,300**		**15,332,173**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003
(restated to reflect the effects of inflation - stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous years or periods or which could affect comparison with those to be presented in future periods:

   See notes 9 and 10 to the financial statements, regarding the changes introduced to the Argentine economic framework and their impact on the Company.

3. Classification of credit and debit balances:

   See notes 3.2., 3.3. and 3.4.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Debit balances	Credit balances
1. In local currency (includes reserves).	17,113,107	
2. In foreign currency (US dollars)	.	162,124,170
TOTAL	**17,113,107**	**168,813,367**

   b) The classification according to the type of adjustment is as follows:

	Debit balances	Credit balances
1. Subject to adjustment clause	3,159,231	367,760
2. With no adjustment clause	13,953,876	168,445,607
TOTAL	**17,113,107**	**168,813,367**

c) The classification according to the accrual or not of interest is as follows :

	Debit balances	Credit balances
1. Accruing interest	3,159,231	162,000,000
2. Not accruing interest	13,953,876	6,813,367
TOTAL	**17,113,107**	**168,813,367**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital and votes.

   None.

   b) Debit balances with Subsidiary and Related Companies (Powerco S.A.(Parent)):

Accounts receivable	1,323,641
Accounts payable	(453,748)

   c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stocktakings over the period.

   There are no supplies in a damaged condition, out of use or inactive.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical appraisal reserve when part of the same had been previously reduced to offset losses:

   None.



10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations.

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, see note 2, under "Recoverable value".

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	118,100	129,184
Fixed asset and spare-parts and materials (except land and vehicles)			
	Total	217,000,000	188,679,146

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future capital subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in section I. These documents are the responsibility of the Company's management.

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of March 31, 2003.

b) Statement of operations for the three-month period ended March 31, 2003.

c) Statement of changes in shareholders' equity for the three-month period ended March 31, 2003.

d) Statement of cash flows for the three-month period ended March 31, 2003.

e) Notes 1 through 10 and supplemental schedules I through V for the three-month period ended March 31, 2003.

f) Informative summary required by the National Securities Commission for the three-month period ended March 31, 2003.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the three-month period ended March 31, 2003.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations which require that the documents detailed in items a) through e) be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in section I, we have examined the work performed by the external auditor, Deloitte & Co S.R.L., who issued his report dated May 8, 2003, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures on the accounting information included in the financial statements and making enquiries to the personnel of the Company responsible for accounting and financial issues. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such opinion. Provided that it is not our responsibility to control Company's management, our review has neither included the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

III) PRIOR CLARIFICATIONS

a) As explained in note 2 to the financial statements, as from this fiscal year and as required by General Resolution No. 434/03 of the National Securities Commission, the Company's financial statements referred to in section 1 of this report have been prepared in accordance with the provisions of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, with the amendments with which they were adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, through different resolutions and with some exceptions resolved by the regulatory agency.

b) As indicated in note 2, on April 8, 2003 the National Securities Commission issued Resolution No. 441/03, which regulates Decree 664/03 dated March 20, 2003 of the Federal Government.

   Said resolution suspends the restatement of financial statements to reflect the effects of inflation as from March 1, 2003. However, in accordance with generally accepted accounting principles the restatement of financial statements continues to be in effect. The financial statements as of March 31, 2003 have been prepared in accordance with the provisions of the aforementioned Resolution No. 441/03 of the National Securities Commission. The variation of the IPIM index for the month of March 2003 has not been very significant.

   Given the low level of significance of the variations recorded in the domestic wholesale price index, which is the index used for the restatement of financial statements to reflect the effects of inflation, during the period of December 2002 to March 2003, the Company has chosen not to restate the financial statements for the three-month period ended March 31, 2003. It should be clarified that the coefficient applicable for the restatement through February would have been 1.008, whereas the coefficient applicable through March 2003, would have amounted to 1.002.

c) As described in note 9, the Argentine Congress passed the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561. The new law and its supplementary regulations established a series of measures that impact on the Company's operations, such as: the devaluation of the peso; the default on the public debt; the mandatory conversion into pesos of certain contracts entered into by private parties at the rate of 1 peso per US dollar; restrictions on the transfer of funds abroad, which require the Argentine Central Bank's prior authorization; and the mandatory conversion into pesos of utility rates at the rate of 1 peso per US dollar.

Additionally, as indicated in note 10, the measures mentioned in the preceding paragraph modified the electricity market significantly, having the Company's revenues been mandatorily converted into pesos, while part of its expenses and a significant part of its liabilities are denominated in US dollars. Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term. Furthermore, said note states that the Federal Government continues adopting measures that either complement or modify the aforementioned law.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government –regarding economy policy and, in particular, concerning the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows.

Moreover, as explained in note 1, and as a consequence of the effects of the economic crisis, the Company is currently negotiating the restructuring of its corporate notes.

The financial statements do not include any adjustment that could result from either the outcome of these uncertainties or the aforementioned renegotiations.

The financial statements of Central Térmica Güemes S.A. as of March 31, 2003, have been prepared following the criteria of a going concern and assuming that the Company will be able to pay its obligations. Accordingly, the financial statements do not include any adjustment, if there were any, that could result from the outcome of the uncertainties mentioned in the preceding paragraphs.

IV) STATUTORY AUDITORS' REPORT

Based on our review, we are able to report that:

a) According to that mentioned in section II, and subject to the effects, if there were any, that could result from the final outcome of the situations described in section III c), we are able to report that the financial statements as of March 31, 2003 take into account all the events and circumstances of which we have become aware and that we have no observations to make other than those mentioned in section III.

b) The Informative Summary required by General Resolution No. 368/01 of the National Securities Commission for the three-month period ended March 31, 2003 includes the information required by item 6 of Appendix VII of said resolution. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned document are the responsibility of the Company's Management. The amounts included in said document, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements mentioned in section I, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

Autonomous City of Buenos Aires, May 8, 2003

RUBEN R. RUIVAL
Statutory Auditor


CENTRAL TERMICA
GÜEMES S.A.

Financial statements for the six-month period ended June 30, 2003

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF JUNE 30, 2003

1. A Brief on Company's Activities

Production and Sales

During the first six months of 2003, 478 GWh were produced, which means a level of production 37% lower than that for the same period of the previous fiscal year (757 GWh).

Prices

The average price of energy at the Güemes node and power supplied during the first six months of 2003 amounted to $44.80/MWh ($ 20,027,623/447 GWh), which turned out lower than the average price for the same period of the previous year ($47.94/MWh ($33,799,815/705 GWh) by 7 %.

Sales

Gross sales (net of compensations with the system) for the first half of 2003 fell 41% to $20,027,623 as compared to the $33,799,815 for the same period of the previous year. The $13.8 million absolute variation in gross sales is due mainly to the decrease recorded in both production (-$12.4 million) and price (-$1.4 million).

Results

The operating result for the six-month period ended June 30, 2003 showed a loss amounting to $2,289,753, which was lower than the $1,924,903 operating profit for the first six months of the previous year by $4,214,656.

The net result for the six-month period showed a profit of $25,188,184, which considering the loss for the same period of the previous year showed a profit of $122.8 million.

Shareholders' Equity

The debt-equity ratio by the end of the first half of 2003 decreased 12% to 75%, as compared to the 87% debt-equity ratio by the end of the first half of the previous year.

2. Equity and Results Structure

2.1 Equity Structure

	....2003....	....2002....	....2001....	....2000....	....1999....
Current Assets	25,928,156	31,914,099	36,658,487	53,704,473	43,407,912
Non-Current Assets	189,657,703	217,006,847	204,275,840	209,088,379	221,461,666
Total	**215,585,859**	**248,920,946**	**240,934,327**	**262,792,852**	**264,869,578**
Current Liabilities	6,632,587	6,813,432	16,851,935	35,040,080	20,981,858
Non-Current Liabilities	154,099,302	229,148,095	120,977,949	131,408,964	131,002,968
Subtotal	**160,731,889**	**235,961,527**	**137,829,884**	**166,449,044**	**151,984,826**
Shareholders' Equity	54,853,970	12,482,305	103,104,443	96,343,808	112,884,752
Total	**215,585,859**	**248,443,832**	**240,934,327**	**262,792,852**	**264,869,578**

2.2 Results Structure

Operating Results	(2,289,753)	1,924,903	(1,825,209)	(3,597,714)	(2,301,157)
Financial Results	27,477,937	(99,552,813)	(623,613)	1,021,622	(8,119,544)
Net Ordinary Income (Loss)	**25,188,184**	**(97,627,910)**	**(2,448,822)**	**(2,576,092)**	**(10,420,701)**
Extraordinary Loss				(888,176)	
Income (Loss) for the Period	**25,188,184**	**(97,627,910)**	**(2,448,822)**	**(3,464,268)**	**(10,420,701)**

3. Statistical data (in physical units)

Production

	GWh	GWh	GWh	GWh	GWh
Production volume	478	757	711	827	987
Sales volume	447	705	665	775	927

Ratios

Liquidity	3.91	4.60	2.18	1.53	2.07
Debt	2.93	18.90	1.34	1.73	1.35
Profitability	85%	(89%)	(2.4%)	(3.6%)	(8.5%)

4. Prospects

Based on CAMMESA's projections, it is likely that the plant will maintain an operating level similar to that of 2002 with regard to production. Regarding prices, it is expected that by the second half of the year they will have improved, with the consequent increase in the generation of funds from ordinary operations. However, the Board of Directors is concerned about CAMMESA's financial position which affects its capacity to pay the debt owed to the generators of the system as a consequence of the deficit of the price stabilization fund.

The electricity supply agreement to provide 150 MW to Uruguay, entered into with CEMSA in February, is being carried out.

With regard to the restructuring of the Company's liabilities, the exchange of an amount of US$31,668,600 in outstanding Corporate Notes for an equal amount of New Corporate Notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding Corporate Notes amounts to US$ 22,331,400. The final judgment concerning the treatment to be given to this liability is expected. In this way, the Company has been able to adjust its financial burden to its cash generation levels after the unforeseeable devaluation, in addition to other aspects previously mentioned.

AUDITORS' REPORT

(Limited Review)

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have performed a limited review of the accompanying balance sheet of Central Térmica Güemes S.A. as of June 30, 2003, and the related statements of operations, changes in shareholders' equity and cash flows, including notes 1 through 10 thereto and supplemental schedules I through V, for the six-month period then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review performed with the scope mentioned in 2.

2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and does not include all the procedures necessary to express an opinion on the Company's financial position, the results of its operations, changes in shareholders' equity and cash flows. Accordingly, we do not express such an opinion.

3. Prior clarifications

a) As explained in note 2 to the financial statements, as from this fiscal year and as required by General Resolution No. 434/03 of the National Securities Commission, the Company's financial statements referred to in section 1 of this report have been prepared in accordance with the provisions of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, with some exceptions resolved by the regulatory agency.

b) It must be emphasized that one of the amendments to which the preceding paragraph refers, consists of presenting the balance sheet for an interim period in comparative form with that for the latest fiscal year, whereas the statements of operations, changes in shareholders' equity, and cash flows for an interim period must be presented in comparative form with those for the same period of the previous year. With regard to the financial statements as of December 31, 2002, we issued our auditors' report on March 7, 2003 expressing an opinion which was subject to the effects of the situations described under the *Prior clarifications* section of that report, which agree with those stated in paragraph e) of this section. Our limited review report on the financial statements for the six-month period ended June 30, 2002, was issued on August 20, 2002

c) The financial statements as of December 31, 2002 and June 30, 2002 do not include the effects of the application of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, with the amendments introduced by Resolution 434/03 of the National Securities Commission, which are applicable for Central Térmica Güemes S.A. as from the fiscal year commenced on January 1, 2003. Therefore, the aforementioned statements are not comparable to either the balance sheet or the statements of operations, changes in shareholders' equity and cash flows for the six-month period ended June 30, 2003.

d) As indicated in note 2, Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the National Securities Commission, suspended the restatement of financial statements to reflect the effects of inflation as from March 1, 2003. However, in accordance with generally accepted accounting principles the restatement of financial statements continues to be in effect. The Company has decided to discontinue said restatement as from December 31, 2002.
Had the financial statements been restated to reflect the effects of inflation from January 1, 2003 through the end of this period, as required by generally accepted accounting principles, the Company's shareholders' equity and its results for the period would have amounted to approximately $ 49,000,000 and $ 21,300,000, respectively.

Balance sheet information as of December 31, 2002, and the information on the Company's operations, changes in shareholders' equity and cash flows for the six-month period ended June 30, 2002, presented for purposes of comparison, have been restated as of December 2002.

e) As indicated in notes 9 and 10, as a consequence of the measures adopted by the Federal Government, the Company's revenues have been converted into pesos, while part of its expenses and a significant part of its liabilities are denominated in US dollars. Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term. The aforementioned situation creates uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows. The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

4. Limited Review Report

Based on the procedures applied, as described in section 2, we are able to report that the financial statements as of June 30, 2003 referred to in section 1, take into account all the events and circumstances of which we are aware and that we have no observations to make other than those mentioned in section 3.

5. Special information required by current legal regulations
(for the six-month period ended June 30, 2003)

a) The amounts of the financial statements referred to in section 1, agree with the accounting records of the Company's legal books of account, which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements are shown in accordance with the provisions of General Resolution No. 434/03 and complementary ones of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our limited review, the scope of which is mentioned in section 2, we have examined the Informative Summary and the Additional Information, both for the six-month period ended June 30, 2003, prepared by the Company's Board of Directors as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of June 30, 2003, amount to $ 98,471.23, which are not due as of that date.

6. The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

Autonomous City of Buenos Aires, August 8, 2003

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia. de Salta

Company's main activity:	Operation of thermoelectric generation plants
Registration Number with the Companies' Inspection Bureau of Salta:	35/99
Registration Number in the Court of Original Jurisdiction in Commercial Matters of the Province of Salta:	Folio 9/10, Entry 2425 of the Corporations Book 10
Filing date of the Company's by-laws and amendments thereto with the Companies' Inspection Bureau:	September 18, 1992, September 2, 1993, July 8, 1999, February 29, 2000 and December 4, 2002.
Duration of the Company:	February 28, 2092
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes:	60%

FISCAL YEAR No. 12
COMMENCED JANUARY 1, 2003

FINANCIAL STATEMENTS AS OF JUNE 30, 2003
(six-month period)
(restated to reflect the effects of inflation – stated in pesos)

CAPITAL STOCK
(note 4)

	......2003 and 2002.... Subscribed and Paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	**62,906,000**

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002

(restated to reflect the effects of inflation – stated in pesos)

	......06/30/03.....	.....12/31/02......
ASSETS		
CURRENT ASSETS		
Cash and banks	5,274,834	9,716,884
Investments (note 3.1)	494,585	564,651
Accounts receivable (note 3.2)	12,741,525	11,109,205
Other receivables (note 3.3)	2,207,729	3,306,828
Spare-parts and materials	5,209,483	4,835,227
Total Current Assets	**25,928,156**	**29,532,795**
NON-CURRENT ASSETS		
Other receivables (note 3.3)	3,653,335	3,159,231
Property, plant and equipment (schedule I)	186,004,368	187,609,333
Total Non-Current Assets	**189,657,703**	**190,768,564**
TOTAL ASSETS	**215,585,859**	**220,301,359**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	4,092,167	3,448,645
Loans (note 6)	891,489	1,425,510
Payroll and social security charges	650,320	503,325
Taxes	938,939	1,254,538
Other liabilities	59,672	20,672
Total Current Liabilities	**6,632,587**	**6,652,690**
NON-CURRENT LIABILITIES		
Loans (note 6)	151,200,000	181,980,000
Taxes	905,018	905,018
Reserves (schedule III)	1,994,284	1,097,865
Total Non-Current Liabilities	**154,099,302**	**183,982,883**
Total Liabilities	**160,731,889**	**190,635,573**
SHAREHOLDERS' EQUITY		
(as per the corresponding statements)	**54,853,970**	**29,665,786**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**215,585,859**	**220,301,359**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(restated to reflect the effects of inflation – stated in pesos)

	......2003......	......2002......
Net sales (note 3.5)	17,823,154	29,059,658
Cost of sales (schedule V)	(15,982,212)	(23,629,912)
Gross Profit	**1,840,942**	**5,429,746**
Selling expenses (schedule V)	(582,945)	(826,594)
Administrative expenses (schedule V)	(3,547,082)	(2,080,179)
Other income and expense, net	(668)	(598,070)
Operating (Loss) Income	(2,289,753)	1,924,903
Financial results		
Generated by assets (note 3.6a)	161,481	(15,670,751)
Generated by liabilities (note 3.6b)	27,316,456	(83,882,062)
NET INCOME (LOSS) FOR THE PERIOD	**25,188,184**	**(97,627,910)**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(restated to reflect the effects of inflation – stated in pesos)

	..........Owners' contributions..........			Reserved Earnings	Accumulated Deficit	Total
	Capital stock	Adjustment to capital	Total	Legal reserve		
Balances as of December 31, 2001	62,906,000	86,016,073	148,922,073	1,188,046	(39,999,904)	110,110,215
Net loss for the period					(97,627,910)	(97,627,910)
Balances as of June 30, 2002	**62,906,000**	**86,016,073**	**148,922,073**	**1,188,046**	**(137,627,814)**	**12,482,305**

	..........Owners' contributions..........			Reserved Earnings	Accumulated Deficit	Total
	Capital stock	Adjustment to capital	Total	Legal reserve		
Balances as of December 31, 2002	62,906,000	86,016,073	148,922,073	1,391,572	(120,647,859)	29,665,786
Net income for the period					25,188,184	25,188,184
Balances as of June 30, 2003	**62,906,000**	**86,016,073**	**148,922,073**	**1,391,572**	**(95,459,675)**	**54,853,970**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(restated to reflect the effects of inflation – stated in pesos)

	.....2003.....	.....2002.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Net income (loss) for the period	25,188,184	(97,627,910)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation of property, plant and equipment	4,204,168	4,213,020
Increase in allowances/reserves	1,007,872	279,008
Unpaid interest and exchange rate differences	891,489	1,927,568
Subtotal	31,291,713	(91,211,314)
Net changes in operating assets and liabilities		
(Increase) Decrease in accounts receivable	(1,632,320)	8,819,787
Decrease in other receivables	604,995	2,086,415
(Increase) Decrease in spare-parts and materials	(374,256)	2,305,029
Increase (Decrease) in accounts payable	643,522	(1,970,935)
Increase in payroll, social security charges and taxes	(168,604)	(2,265,289)
Net increase (decrease) in other liabilities	39,000	(74,616)
Use of allowances/reserves	(111,453)	(471,867)
Subtotal	(999,116)	8,428,524
Net cash (used in) provided by operating activities	**30,292,597**	**(82,782,790)**
INVESTING ACTIVITIES		
Capitalization of exchange rate differences in property, plant and equipment		(22,698,944)
Acquisition of property, plant and equipment	(2,599,203)	(12,292)
Net cash used in investing activities	**(2,599,203)**	**(22,711,236)**
FINANCING ACTIVITIES		
Net (decrease) increase in loans	(32,205,510)	109,856,087
Net cash used in financing activities	**(32,205,510)**	**109,856,087**
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(4,512,116)**	**4,362,062**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**10,281,535**	**12,150,692**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**5,769,419**	**16,512,754**

(1) Cash and banks and Investments

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
NOTES TO THE FINANCIAL STATEMENTS for the six-month period ended June 30, 2003, presented on a comparative basis with balance sheet data for the fiscal year ended December 31, 2002 and operations, changes in shareholders' equity and cash flows data for the six-month period ended June 30, 2002.
(restated to reflect the effects on inflation – stated in pesos)

1. CORPORATE NOTES EXCHANGE OFFER

As from June 2002, due to the uncertainty caused by the serious economic and financial crisis which the country and the electricity market in general have been going through, the Company's Board of Directors decided to begin conversations with the holders of Corporate Notes -floating rate for US$ 54,000,000 due in 2010- (see note 3.4), so as to rediscuss with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon in the agreement (the "Agreement") approved by resolution dated 09/12/00 which was later complemented by other explanatory resolutions dated September 19 and 26, 2000.

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25,561 and 25,563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) in relation to the holders of Corporate Notes (the "Notes"): (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of the Notes issued under the Agreement, to inform them about the new economic and financial context of both the country and the electricity sector as a consequence of the New Regulations, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

Given that the Company had not defaulted on interest payments of the Notes, the main creditors were not interested in initiating negotiations of any kind.

On November 15, 2002, the Board of Directors called a Special Shareholders' Meeting in order to obtain the legally required consent to prepare the terms and conditions of the exchange offer to be made to the holders of the Notes.

On December 4, 2002, the Special Shareholders' Meeting unanimously approved the proposal submitted by the President, which consisted of modifying sections five and six of the Company's By-laws in order to have a new element for negotiating the future proposal for the restructuring of the Company's financial debt, subjecting the capital increase to be proposed and those amendments, to the acceptance of proposal No 1, described in the "Exchange Offer", by Corporate Note holders.

The aforementioned "Exchange Offer" was made on December 20, 2002 and its maturity date, originally fixed for January 31, 2003, was extended until February 14, 2003.

In the "Exchange Offer", the Company offered Corporate Note holders two proposals which consisted of:

Proposal No. 1:
Up to a maximum amount of US$ 32,400,000 in new Corporate Notes at an annual interest rate of 3%, with final maturity in 2013, ("New Corporate Notes Proposal 1") and up to a maximum of 24,840,000 common shares Class D of its common stock, nominal value 1.00 each, representing approximately 28.31% and 7.32% of the Company's capital stock and voting rights, respectively.
For each US$ 1,000 of principal of existing Corporate Notes received for the exchange, the Company will issue "New Corporate Notes Proposal 1" for a principal amount of US$ 600 and 460 shares (rounding the value to the immediately following whole number in order to issue New Corporate Notes in minimum denominations of US$ 1.00 and avoid the issuance of cent-denominated shares).

Proposal No. 2:
Up to a maximum amount of US$ 54,000,000 in Corporate Notes at an annual interest rate of 2%, with final maturity in 2013 ("New Corporate Notes Proposal 2").
For each US$ 1,000 of principal of existing Corporate Notes received for the exchange pursuant to this proposal, the Company will issue "New Corporate Notes Proposal 2" for a principal amount of US$ 1,000.

The New Corporate Notes will constitute common, unsecured and unsubordinated obligations of the Company which will mature ten years after issuance (the "Maturity Date of the New Corporate Notes"). Interest on the principal amount pending amortization will be paid semiannually, in arrears and in cash. The first interest payment will fall due on the sixth month following the date of issuance. Principal will be repaid in only one payment on the Maturity Date of the New Corporate Notes.

The New Corporate Notes will be regarded as Corporate Notes pursuant to the provisions of the Corporate Notes Law No. 23,576, as amended by Laws Nos. 23,962 and 24,435, and will therefore enjoy the benefits and be subject to the formalities therein established. In accordance with the provisions of Decree No. 749/2000 and Resolution No. 368/01 of the National Securities Commission (CNV), the New Corporate Notes offered in exchange for the Current Corporate Notes will not be assessed according to risk.

The holders who offer their existing Corporate Notes within the "Exchange Offer" will receive a premium for the acceptance in the amount of US$ 7.50 for each US$ 1,000 in principal of the existing Corporate Notes.

The Exchange Offer is subject to both the holders offering 100% of the outstanding principal amounts of existing Corporate Notes and the approval of all the regulatory provisions necessary in Argentina.

In the Board of Directors' meeting held on February 27, 2003, the Company's President informed the Directors that the previously mentioned "Exchange Offer" had been concluded on February 26, 2003, at 5 p.m. New York time.

Subsequent to that, he proposed that, taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58% of the principal amount of current Notes), the condition established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of current Corporate Notes principal, be dispensed and that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market, still pending, be accepted. Furthermore, he proposed that the transaction and the exchange of the current Corporate Notes offered for the New Corporate Notes for a definitive amount to be informed by the Agent in charge of the Exchange, be closed and made as soon as possible.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding corporate notes amounts to US$ 22,331,400.

The Company's Board of Directors stated that the purpose of the new corporate notes is to restructure the debt. Therefore the purpose of refinancing of liabilities mentioned in section 35 of the Corporate Notes Law is applicable to this case.

On March 17, 2003, in accordance with a prohibitory injunction, the Company's Board of Directors was authorized to suspend the accrual and payment of interest installments of the notes issued on August 4, 2002 under the previously mentioned court-supervised reorganization, and which matured on March 26, 2003, until final judgment thereon were issued .

The statements included herein concerning the Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency or applicable rate of exchange, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING POLICIES

As required by the provisions of General Resolution No. 368/01, and amendments thereto, and General Resolutions No. 398/02 and 434/03 of the National Securities Commission, the financial statements have been prepared in accordance with the disclosure and valuation criteria set forth in Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, with the changes introduced by the National Securities Commission.

The financial statements as of December 31, 2002 and June 30, 2002, presented for comparative purposes, do not include the effects of the application of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, which are applicable for Central Térmica Güemes S.A. as from the fiscal year commenced on January 1, 2003.

On April 8, 2003, the National Securities Commission issued Resolution No. 441/03 which regulates Decree No. 664/03 dated March 25, 2003 of the Federal Government. Said resolution suspended the restatement of financial statements to reflect the effects of inflation as from March 1, 2003. However, in accordance with generally accepted accounting principles the restatement of financial statements continues to be in effect. The Company has decided to discontinue said restatement as from December 31, 2002.

Had the financial statements been restated to reflect the effects of inflation from January 1, 2003 through the end of this period, as required by generally accepted accounting principles, the Company's shareholders' equity and its results for the period would have amounted to approximately $ 49,000,000 and $ 21,300,000, respectively.

Balance sheet information as of December 31, 2002, and the information on the Company's operations, changes in shareholders' equity and cash flows for the six-month period ended June 30, 2002, presented for purposes of comparison, have been restated as of December 2002.

The main accounting criteria applied in the preparation of the financial statements are as follow:

Monetary items – Cash and banks, receivables, payables and reserves/allowances in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of each period or year.

Foreign currency denominated assets and liabilities – They have been valued at the rate of exchange in effect as of the end of each period or year, plus interest accrued, if any.

Investments - Mutual funds and government bonds have been valued at the quoted price as of the end of each period or year.

Spare-parts and materials - They have been valued at their estimated replacement cost as of the end of each period or year.

Property, plant and equipment – Property, plant and equipment has been restated as indicated in the first part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for certain assets for which the unit of production method was applied.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the first part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the first part of this note.

Income statement accounts – Income statement accounts have been restated as indicated in the first part of this note, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment) which have been determined according to the values of those assets.

Recoverable value – Due to the country's economic situation and its impact on the Company's operations, as detailed in notes 9 and 10, it has not been possible to determine the recoverable value of property, plant and equipment existing as of June 30, 2003.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

	...06/30/03...	...12/31/02...
3.1 Investments		
Mutual funds (schedule II)	494,585	564,651
Total	**494,585**	**564,651**

The breakdown of the balances is as follows:

With no specified due date	494,585	564,651

3.2 Accounts receivable

	...06/30/03...	...12/31/02...
CAMMESA	4,811,581	5,134,790
Debtors of the term market	6,826,738	5,707,823
Parent Company – Powerco S.A.	1,257,495	420,881
Doubtful accounts under legal proceedings	1,020,837	1,020,837
Allowance for bad debts (schedule III)	(1,175,126)	(1,175,126)
Total	**12,741,525**	**11,109,205**

The breakdown of the balances as of June 30, 2003 according to their collection period is as follows:

a) Past due	
within 6 months	59,553
more than 6 months	5,183,949
b) To become due within 3 months	8,673,149
Subtotal	13,916,651
Allowance for bad debts	(1,175,126)
Total	**12,741,525**

Accounts receivable do not accrue interest nor are they subject to adjustment clauses, except for certain receivables which are adjusted by the inflation-linked Referential Stabilization Coefficient (CER).

3.3 Other receivables

	...06/30/03...	...12/31/02...
Current:		
Advances to suppliers	785,944	1,782,424
Tax credits	906,285	615,959
Prepaid expenses	387,126	758,790
Miscellaneous	128,374	149,655
Total	**2,207,729**	**3,306,828**
Non-Current:		
EDESA S.A. – 132 Kv power line (note 8)	3,653,335	3,159,231

The breakdown of the balances as of June 30, 2003 according to their collection or use period is as follows:

a) To become due:	
within 3 months	785,944
between 3 and 6 months	1,293,411
more than 1 year	3,653,335
b) With no specified due date	128,374
Total	**5,861,064**

These receivables do not accrue interest, except for the advances paid to certain suppliers and non-current receivables, whose annual interest rate ranges from 7.5% to 15%.

3.4 Liabilities

The breakdown of the balances as of June 30, 2003 according to maturity is as follows:

To become due:	
within 3 months (2)	5,681,426
between 3 and 6 months	891,489
more than 1 year (1)	152,105,018
With no specified due date	2,053,956
Total	**160,731,889**

(1) Includes a debt for the issuance of corporate notes for $ 151,200,000 (i) maturing in 2010 at an annual interest rate of 2%, 2.5% and 3% during the first, second and third year, respectively, and of 5% as from the fourth year, payable semiannually, and (ii) maturing in 2013, at an annual interest rate of 2% (See note 1).

(2) Includes a balance with Powerco S.A. (Parent Company) for 556,761.

3.5 Net sales

	.....2003.....	.....2002.....
Sales of electricity	20,027,623	33,799,815
Discounts for services received	(2,114,469)	(4,603,027)
Municipal contribution	(90,000)	(137,130)
Total	**17,823,154**	**29,059,658**

3.6 Financial results

a) Generated by assets

Result of exposure to the change in the purchasing power of the currency		(14,502,298)
Holding result		(2,258,565)
Interest and exchange rate difference	161,481	1,090,112
Subtotal	161,481	(15,670,751)

b) Generated by liabilities

Result of exposure to the change in the purchasing power of the currency		4,756,166
Interest and exchange rate differences	27,381,885	(88,086,150)
Bank charges and expenses	(65,429)	(552,078)
Subtotal	27,316,456	(83,882,062)
Total	**27,477,937**	**(99,552,813)**

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of June 30, 2003 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of the Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

No income tax reserve has been recorded due to the existence of tax losses.
In March, 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to the payment of the tax on minimum presumed income (IGMP). The Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.
As from the six-month period ended June 30, 2003, the Company determines income tax by applying the deferred tax method. This method consists of recognizing the effects of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes, with the consequent recognition of deferred tax assets and liabilities. Given the uncertainty regarding the recoverability of the deferred tax asset, the Company has recorded an allowance for this credit.

6. LOANS

	...06/30/03...	...12/31/02...
Current:		
Current account overdrafts	19,597	
Interest on Corporate Notes (schedule IV)	871,892	1,425,510
	891,489	**1,425,510**
Non-Current:		
Corporate Notes (schedule IV)	**151,200,000**	**181,980,000**

On August 4, 2000, the Company's Board of Directors arranged for a new issue of Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010 at a floating interest rate. With this new issue, plus a cash disbursement of US$ 6,000,000 the Company exchanged and replaced the amount owed (principal and interest) from outstanding Corporate Notes for US$ 60,000,000, issued in 1996 with maturity date in 2001 and at an annual 12% interest rate which had also replaced, prior payment of US$ 5,000,000, the first issue in 1994 for US$ 65,000,000, maturing in 1996 at an interest rate of 12% p.a.
The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. Taking into account the exchange carried out, the remaining amount of outstanding Corporate Notes maturing in 2010 amounts to US$ 22,331,400.

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 1,994,284 as of the period ended June 30, 2003. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A., whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement went into effect.
- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement whereby the contract between the Company and Edesa S.A. was extended.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of June 30, 2003 and December 31, 2002, disbursements made to finance this work amounted to 3,653,335 and 3,159,231, respectively, and have been recorded as Other non-current receivables. This receivable accrues interest at an annual rate of 15%.

9. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OF OTHER CHANGES INTRODUCED TO THE ECONOMIC REGULATIONS

Early in December 2001, the Federal Government implemented a series of economic and exchange control measures, which severely limited cash withdrawals from banks and restricted transfers of funds abroad, other than those related to foreign trade. Late in December, the Argentine Government declared the official default on its public debt and, on January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Currency Exchange Reform Law No. 25,561 that introduced dramatic changes to the economic model then in force and amended the Convertibility Law under which the peso had been pegged at par with the dollar since March 1991. Law 25,561 further empowered the Executive Branch to take additional monetary, financial and exchange measures aimed at overcoming the economic crisis.

Among these measures, those which have had a significant impact on the Company's activities have been the following:

1. The free floating of the rate of exchange;

2. The conversion into pesos of certain contracts entered into by private parties existing as of January 6, 2002, at the rate of 1 peso per US dollar, and the adjustment of the resulting peso amount by the inflation-linked CER coefficient;

3. The conversion into pesos of public works contracts and utility rates with adjustment clauses in US dollars, at the rate of 1 peso per US dollar; the freezing of those rates by suspending indexation mechanisms and their subsequent renegotiation on a case-by-case basis, except for certain cases which have been excluded from the mandatory conversion into pesos;

4. The restriction on the free availability of funds deposited in banks (restriction which was lifted on December 2, 2002); the rescheduling of deposits and the option to subscribe Government bonds in US dollars (at a fixed or floating rate) or in pesos;

5. The exchange at the free market and within the time periods specifically established of foreign currency earned from exports;

As established by the aforementioned Emergency Law, the loss resulting from applying the new rate of exchange on the net position of foreign currency denominated assets and liabilities as of January 6, 2002, may be deducted from income tax at a 20% rate p.a. over the five fiscal years following the date on which the law became effective.
The Company is subject to the restriction imposed on the transfer of funds abroad. Therefore, remittances for the repayment of financial loans must be previously authorized by the Argentine Central Bank (BCRA).

10. IMPACT OF THE ARGENTINE ECONOMIC CONTEXT ON THE COMPANY'S FINANCIAL AND ECONOMIC POSITION

The measures adopted by the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561/02 and those of the subsequent regulatory decrees, described in note 9, modified the electric market significantly. The price of electricity was mandatorily converted into pesos at the rate of 1 US dollar per 1 peso. Therefore, Central Térmica Güemes S.A.'s revenues have been converted into pesos while part of its expenses and a significant part of its debt are denominated in US dollars.

Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government -concerning the economic policy and, particularly, with regard to the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

On the other hand, as of June 30, 2003 the Company has accumulated significant losses and consequently is subject to complying with the mandatory capital stock reduction established in section 206 of the Corporations Law No 19,550. In accordance with the provisions of Decree No. 1269/02 issued by the Federal Government, the application of the aforementioned section has been suspended until December 10, 2003.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
(restated to reflect the effects of inflation – stated in pesos)

PROPERTY, PLANT AND EQUIPMENT

	2003								2002
	Original values			Depreciation					
	Balance at beginning of the year	Additions	Balance at end of the period	Accumulated at beginning of the year	Current year Rate %	Current year Amount	Accumulated at end of the period	Net value	Net value
Land	1,754,085		1,754,085					1,754,085	1,754,085
Buildings	60,290,542		60,290,542	15,470,170	2.55	875,102	16,345,272	43,945,270	44,820,372
Turbines	97,289,830		97,289,830	39,039,674	0.39	1,311,391	40,351,065	56,938,765	58,250,156
Boilers	98,099,950		98,099,950	31,872,437	0.32	1,288,901	33,161,338	64,938,612	66,227,513
Transformers	13,874,144		13,874,144	5,678,359	0.61	222,092	5,900,451	7,973,693	8,195,785
Water treatment plant	2,575,554		2,575,554	898,894	0.61	43,038	941,932	1,633,622	1,676,660
Auxiliary equipment	831,733		831,733	340,477	0.61	13,316	353,793	477,940	491,256
Gas plant and gas pipeline	4,182,340		4,182,340	1,711,743	0.61	36,915	1,748,658	2,433,682	2,470,597
Tools	842,306		842,306	729,777	10.00	6,694	736,471	105,835	112,529
Vehicles	524,358		524,358	387,018	20.00	16,312	403,330	121,028	137,340
Furniture and fixtures	1,571,217	10,210	1,581,427	1,450,890	20.00	49,514	1,500,404	81,023	120,327
Facilities	818,856		818,856	792,857	20.00	25,999	818,856		25,999
Software	173,499	2,670	176,169	173,499	33.00	2,670	176,169		
Maintenance expenses	12,508,650	2,586,323	15,094,973	9,181,936	16.67	312,224	9,494,160	5,600,813	3,326,714
TOTAL 06/30/03	**295,337,064**	**2,599,203**	**297,936,267**	**107,727,731**		**4,204,168**	**111,931,899**	**186,004,368**	
TOTAL 12/31/02	**295,290,037**	**47,027**	**295,337,064**	**97,496,864**		**10,230,867**	**107,727,731**		**187,609,333**

SCHEDULE II

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
(restated to reflect the effects of inflation – stated in pesos)

INVESTMENTS

Account	Type	Nominal Value	Quotation Value	Recorded Value 2003	Recorded Value 2002
CURRENT INVESTMENTS					
Mutual funds	Deustche Bank - US$	163,424	2.70	441,245	510,627
	FBA - Renta US$				173
	Roble Ahorro - US$				189
	Roble Ahorro - $				31
	SBS Sociedad de Bolsa US$				
	Fima Money US$ "A"	53,340	1.00	53,340	53,631
Total Mutual funds				494,585	564,651
TOTAL CURRENT INVESTMENTS				**494,585**	**564,651**

SCHEDULE III

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
(restated to reflect the effects of inflation – stated in pesos)

ALLOWANCES / RESERVES

Items	2003				2002
	Balance at beginning of the year	Increases	Decreases (2)	Balance at the end of the period	Balance at the end of the year
Deducted from assets					
Allowance for bad debts	1,175,126			1,175,126	1,175,126
TOTAL 2003	**1,175,126**			**1,175,126**	
TOTAL 2002	**2,127,822**	**200,000**	**1,152,696**		**1,175,126**
Included in liabilities					
Reserve for lawsuits	1,097,865	1,007,872 (1)	111,453	1,994,284	1,097,865
TOTAL 2003	**1,097,865**	**1,007,872**	**111,453**	**1,994,284**	
TOTAL 2002	**927,748**	**1,454,439**	**1,284,322**		**1,097,865**

(1) Charged to other income and expense
(2) To cover foreseen events

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
(restated to reflect the effects of inflation – stated in pesos)

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2003				2002		
	Amount and currency		Rate of exchange $	Booked amount in local currency (pesos)	Amount and currency		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	US$	1,115,932	2.70	3,012,747	US$	2,354,591	7,699,513
Investments	US$	163,424	2.70	441,245	US$	156,155	510,627
Total Current Assets				**3,453,992**			**8,210,140**
TOTAL ASSETS				**3,453,992**			**8,210,140**
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	US$	311,390	2.80	871,892	US$	423,000	1,425,510
Total Current Liabilities				**871,892**			**1,425,510**
NON-CURRENT LIABILITIES							
Loans							
Corporate notes	US$	54,000,000	2.80	151,200,000	US$	54,000,000	181,980,000
Total Non-Current Liabilities				**151,200,000**			**181,980,000**
TOTAL LIABILITIES				**152,071,892**			**183,405,510**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(restated to reflect the effects of inflation – stated in pesos)

COST AND EXPENSES

Items	2003				2002
	Cost of sales	Selling Expenses	Administrative Expenses	Total	Total
Fees			121,332	121,332	100,563
Salaries and wages	1,772,538	340,503	279,342	2,392,383	3,655,232
Social security charges	332,072	66,902	66,575	465,549	573,609
Fuel	8,661,589			8,661,589	15,058,854
Spare-parts and materials	217,919			217,919	446,341
Contracted services	327,938	50,169	514,560	892,667	1,525,061
Communications			175,058	175,058	162,183
Office expenses		47,642	1,877,881	1,925,523	204,996
Depreciation of property, plant and equipment	4,181,220		22,948	4,204,168	4,213,020
Insurance	487,760			487,760	218,559
Interest and exchange rate differences			226,066	226,066	
Taxes and rates	1,176			1,176	
Miscellaneous		77,729	263,320	341,049	378,267
TOTAL 2003	**15,982,212**	**582,945**	**3,547,082**	**20,112,239**	
TOTAL 2002	**23,629,912**	**826,594**	**2,080,179**		**26,536,685**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003

(restated to reflect the effects of inflation - stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous years or periods or which could affect comparison with those to be presented in future periods:

   See notes 9 and 10 to the financial statements, regarding the changes introduced to the Argentine economic framework and their impact on the Company.

3. Classification of credit and debit balances:

   See notes 3.2., 3.3. and 3.4.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Debit balances	Credit balances
1. In local currency (includes allowances/reserves).	18,602,589	8,659,997
2. In foreign currency (US dollars)	.	152,071,892
TOTAL	**18,602,589**	**160,731,889**

   b) The classification according to the type of adjustment is as follows:

	Debit balances	Credit balances
1. Subject to adjustment clause	3,653,335	891,489
2. With no adjustment clause	14,949,254	159,840,400
TOTAL	**18,602,589**	**160,731,889**

c) The classification according to the accrual or not of interest is as follows

	Debit balances	Credit balances
1. Accruing interest	3,653,335	151,200,000
2. Not accruing interest	14,949,254	9,531,889
TOTAL	**18,602,589**	**160,731,889**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital and votes.

   None.

   b) Balances with Subsidiary and Related Companies (Powerco S.A.(Parent)):

Accounts receivable	1,257,495
Accounts payable	(556,761)

   c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stocktakings over the period.

   There are no supplies in a damaged condition, out of use or inactive.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical appraisal reserve when part of the same had been previously reduced to offset losses:

None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations.

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, see note 2, under "Recoverable value".

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	118,100	121,028
Fixed asset and spare-parts and materials (except land and vehicles)			
	Total	217,000,000	189,338,738

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future capital subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in section I. These documents are the responsibility of the Company's management.

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of June 30, 2003.

b) Statement of operations for the six-month period ended June 30, 2003.

c) Statement of changes in shareholders' equity for the six-month period ended June 30, 2003.

d) Statement of cash flows for the six-month period ended June 30, 2003.

e) Notes 1 through 10 and supplemental schedules I through V for the six-month period ended June 30, 2003.

f) Informative summary required by the National Securities Commission for the six-month period ended June 30, 2003.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the six-month period ended June 30, 2003.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations which require that the documents detailed in items a) through e) be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in section I, we have examined the work performed by the external auditor, Deloitte & Co S.R.L., who issued his report dated August 8, 2003, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures on the accounting information included in the financial statements and making enquiries to the personnel of the Company responsible for accounting and financial issues. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

Provided that it is not our responsibility to control Company's management, our review has neither included the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

III) PRIOR CLARIFICATIONS

a) As explained in note 2 to the financial statements, as from this fiscal year and as required by General Resolution No. 434/03 of the National Securities Commission, the Company's financial statements referred to in section I of this report have been prepared in accordance with the provisions of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, with some exceptions resolved by the regulatory agency.

b) It must be emphasized that one of the amendments to which the preceding paragraph refers, consists of presenting the balance sheet for an interim period in comparative form with that for the latest fiscal year, whereas the statements of operations, changes in shareholders' equity, and cash flows for an interim period must be presented in comparative form with those for the same period of the previous year. With regard to the financial statements as of December 31, 2002, we issued our auditors' report on March 7, 2003 expressing an opinion which was subject to the effects of the situations described under the *Prior clarifications* section of that report, which agree with those stated in paragraph d) of this section.

c) As indicated in note 2, Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the National Securities Commission, suspended the restatement of financial statements to reflect the effects of inflation as from March 1, 2003. However, in accordance with generally accepted accounting principles the restatement of financial statements continues to be in effect. The Company has decided to discontinue said restatement as from December 31, 2002. Had the financial statements been restated to reflect the effects of inflation from January 1, 2003 to the end of this period, as required by generally accepted accounting principles, the Company's shareholders' equity and its results for the period would have amounted to approximately $ 49,000,000 and $ 21,300,000, respectively.

d) As indicated in notes 9 and 10, as a consequence of the measures adopted by the Federal Government, the Company's revenues have been converted into pesos, while part of its expenses and a significant part of its liabilities are denominated in US dollars. Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term. The aforementioned situation creates uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows. The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

IV) STATUTORY AUDITORS' REPORT

Based on our review, we are able to report that:

a) According to that mentioned in section II, we are able to report that the financial statements as of June 30, 2003 referred to in section I, take into account all the events and circumstances of which we have become aware and that we have no observations to make other than those mentioned in section III.

b) The Informative Summary required by General Resolution No. 368/01 of the National Securities Commission for the six-month period ended June 30, 2003 includes the information required by item 6 of Appendix VII of said resolution. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned document are the responsibility of the Company's Management. The amounts included in said document, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements mentioned in section I, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

Autonomous City of Buenos Aires, August 8, 2003

RUBEN R. RUIVAL
On behalf of the Statutory Auditors


CENTRAL TERMICA
GÜEMES S.A.

Financial statements for the nine-month period ended September 30, 2003

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF SEPTEMBER 30, 2003

1. A Brief on Company's Activities

Production and Sales

During the nine-month period ended September 30, 2003, 808 GWh were produced, which means a level of production 23% lower than that for the same period of the previous fiscal year (1,052 GWh).

Prices

The average price of energy at the Güemes node and power supplied during the nine-month period ended September 30, 2003 amounted to $44.38/MWh ($33,506,238/755 GWh), which turned out lower than the average price for the same period of the previous year ($46.57 /MWh ($45,542,880/978 GWh) by 5 %.

Sales

Gross sales (net of compensations with the system) for the nine-month period ended September 30, 2003 fell 36% to $33,506,238 as compared to the $45,542,880 for the same period of the previous year. The $12 million absolute variation in gross sales is due mainly to the decrease recorded in both production (-$10.4 million) and price (-$1.6 million).

Results

The operating result for the nine-month period ended September 30, 2003 showed a loss amounting to $5,459,989, which was higher than the $795,271 operating loss for the first nine months of the previous year by $4,664,718.

The net result for the nine-month period showed a profit of $15,227,209, which considering the loss for the same period of the previous year showed a profit of $108.8 million.

It is important to clarify that the net profit of $15,227,209 as of September 30, 2003, includes a gain on exchange rate difference for $20,600,000 originated mainly from the principal owed on corporate notes for US$ 54 million maturing in March 2013. If this holding result were not taken into account, the net result for the period would be a loss of $ 9,612,791.

Furthermore, it is worth mentioning that principal owed on corporate notes issued by the Company for US$ 54 million has had (until to date) a negative impact on the Company's shareholders' equity in the amount of $103 million since the process whereby the Argentine economy was mandatorily converted into pesos, began.

Shareholders' equity

The debt ratio by the end of the nine-month period of 2003 increased 19% to 27%, as compared to the 8% debt ratio by the end of the nine-month period of the previous year.

2. Equity and Results Structure

2.1 Equity Structure

	....2003....	....2002....	....2001....	....2000....	....1999....
Current Assets	25,762,547	31,204,312	36,058,623	18,301,365	18,819,541
Non-Current Assets	187,402,443	189,781,387	199,980,491	91,807,874	97,163,960
Total	**213,164,990**	**220,985,699**	**236,039,115**	**110,109,239**	**115,983,501**
Current Liabilities	6,356,449	6,446,631	14,388,496	9,733,036	11,071,138
Non-Current Liabilities	161,915,546	198,051,273	119,892,752	53,111,700	58,588,259
Subtotal	**168,271,995**	**204,497,904**	**134,281,249**	**62,844,736**	**69,659,397**
Shareholders' Equity	44,892,995	16,487,795	101,757,866	47,264,503	46,324,104
Total	**213,164,990**	**220,985,699**	**236,039,115**	**110,109,239**	**115,983,501**

2.2 Results Structure

Operating Results	(5,459,989)	(795,271)	(1,892,191)	(899,185)	(2,225,642)
Financial Results	20,687,198	(92,827,149)	(773,731)	590,896	(5,345,911)
Net Ordinary Income (Loss)	**15,227,209**	**(93,622,420)**	**(2,665,922)**	**(308,289)**	**(7,571,553)**
Extraordinary Gain (Loss)	**0**	**0**	**0**	**2,935,098**	**(1,250,893)**
Income (Loss) for the Period	**15,227,209**	**(93,622,420)**	**(2,665,922)**	**2,626,809**	**(8,822,447)**

3. Statistical data (in physical units)

Production

	GWh	GWh	GWh	GWh	GWh
Production volume	808	1,052	1,122	1,301	1,509
Sales volume	755	978	1,048	1,221	1,418

Ratios

Liquidity (1)	4.05	4.84	2.51	1.88	1.70
Debt (2)	0.27	0.08	0.76	0.75	0.67
Tied-up capital (3)	88%	86%	84.7%	83.4%	83.8%

(1) Current Assets/Current Liabilities
(2) Shareholders' Equity/Total Liabilities
(3) Non-Current Assets/Total Assets

4. Prospects

Based on CAMMESA's projections, it is likely that the plant will maintain an operating level similar to that of 2002 regarding production. With regard to prices, no improvement is expected for the rest of the year. Furthermore, the Board of Directors is still concerned about CAMMESA's financial position, which affects its capacity to pay the debt owed to the generators of the system as a consequence of the deficit of the price stabilization fund.

For this reason, among others, the Company is trying to discontinue operations with the Wholesale Electricity Market (MEM) and continue with its policy of exporting. Accordingly, the electricity supply agreement to provide 150 MW to Uruguay, entered into with CEMSA in February, is being carried out and the negotiation process to export to Brazil is opened.

Furthermore, the Company's Board of Directors is currently analyzing different alternatives concerning the availability of sufficient natural gas to increase the production levels of the plant after the expiration date, in May 2004, of the supply contract currently in effect. Some natural gas producers cannot guarantee the availability of gas volumes due to the fact that as from 2002 the exploration and drilling of wells have been discontinued. This uncertaninty has prompted management to anticipate the negotiation and signing of supply agreements.

With regard to the restructuring of the Company's financial liabilities, the exchange of an amount of US$31,668,600 in outstanding Corporate Notes for an equal amount of New Corporate Notes was carried out on March 11, 2003 in New York City. The remaining amount of outstanding Corporate Notes for US$ 22,331,400 was restructured on October 2003, as a consequence of the favorable Judgment in the Action to Adapt the Agreement or Review of the Agreement (the "Action for the Review of the Agreement") filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013. In this way, the Company has been able to adjust its financial burden to its cash generation levels after the unpredictable and extraordinary devaluation, in addition to other aspects previously mentioned.

AUDITORS' REPORT

(Limited Review)

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have performed a limited review of the accompanying balance sheet of Central Térmica Güemes S.A. as of September 30, 2003, and the related statements of operations, changes in shareholders' equity and cash flows, including notes 1 through 10 thereto and supplemental schedules I through V, for the nine-month period then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review performed with the scope mentioned in 2.

2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and does not include all the procedures necessary to express an opinion on the Company's financial position, the results of its operations, changes in shareholders' equity and cash flows. Accordingly, we do not express such an opinion.

3. Prior clarifications

a) As explained in note 2 to the financial statements, as from this fiscal year and as required by General Resolution No. 434/03 of the National Securities Commission, the Company's financial statements referred to in section 1 of this report have been prepared in accordance with the provisions of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, with some exceptions resolved by the regulatory agency.

b) One of the amendments to which the preceding paragraph refers, consists of presenting the balance sheet for an interim period in comparative form with that for the latest fiscal year, whereas the statements of operations, changes in shareholders' equity, and cash flows for an interim period must be presented in comparative form with those for the same period of the previous year. With regard to the financial statements as of December 31, 2002, we issued our auditors' report on March 7, 2003 expressing an opinion which was subject to the effects of the situations described under the *Prior clarifications* section of that report, which agree with those stated in paragraph e) of this section. Our limited review report on the financial statements for the nine-month period ended September 30, 2002, was issued on November 5, 2002

c) The financial statements as of December 31, 2002 and September 30, 2002 do not include the effects of the application of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, with the amendments introduced by Resolution 434/03 of the National Securities Commission, which are applicable for Central Térmica Güemes S.A. as from the fiscal year commenced on January 1, 2003. Therefore, the aforementioned statements are not comparable to either the balance sheet or the statements of operations, changes in shareholders' equity and cash flows for the nine-month period ended September 30, 2003.

d) As indicated in note 2, Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the National Securities Commission, suspended the restatement of financial statements to reflect the effects of inflation as from March 1, 2003. However, in accordance with generally accepted accounting principles the restatement of financial statements continues to be in effect. The Company has decided to discontinue said restatement as from December 31, 2002. Had the financial statements been restated to reflect the effects of inflation from January 1, 2003 through the end of this period, as required by generally accepted accounting principles, the Company's shareholders' equity and the income for the period would have amounted to approximately $ 42,490,000 and $ 13,200,000, respectively.

   Balance sheet information as of December 31, 2002, and the information on the Company's operations, changes in shareholders' equity and cash flows for the nine-month period ended September 30, 2002, presented for purposes of comparison, have been restated as of December 2002.

e) As indicated in notes 9 and 10, as a consequence of the measures adopted by the Federal Government, the Company's revenues have been converted into pesos, while part of its expenses and a significant part of its liabilities are denominated in US dollars. Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term. The aforementioned situation creates uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows. The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

4. Limited Review Report

Based on the procedures applied, as described in section 2, we are able to report that the financial statements as of September 30, 2003 referred to in section 1, take into account all the events and circumstances of which we are aware and that we have no observations to make other than those mentioned in section 3.

5. Special information required by current legal regulations
(for the nine-month period ended September 30, 2003)

a) The amounts of the financial statements referred to in section 1, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements are shown in accordance with the provisions of General Resolution No. 434/03 and complementary ones of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our limited review, the scope of which is mentioned in section 2, we have examined the Informative Summary and the Additional Information, both for the nine-month period ended September 30, 2003, prepared by the Company's Board of Directors as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence, other than those mentioned in section 3.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of September 30, 2003, amount to $ 85,065.64, which are not due as of that date.

6. The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

Autonomous City of Buenos Aires, November 5, 2003

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia. de Salta

Company's main activity:	Operation of thermoelectric generation plants
Registration Number with the Companies' Inspection Bureau of Salta:	35/99
Registration Number in the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta:	Folio 9/10, Entry 2425 of the Corporations Book 10
Filing date of the Company's by-laws and amendments thereto with the Companies' Inspection Bureau:	September 18, 1992, September 2, 1993, July 8, 1999, February 29, 2000 and December 4, 2002.
Duration of the Company:	February 28, 2092
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes:	60%

FISCAL YEAR No. 12
COMMENCED JANUARY 1, 2003

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003

(nine-month period)
(stated in pesos – note 2)

CAPITAL STOCK
(note 4)

	......2003 and 2002.... Subscribed and Paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	**62,906,000**

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(stated in pesos – note 2)

	......09/30/03.....	......12/31/02.....
ASSETS		
CURRENT ASSETS		
Cash and banks	5,910,646	9,716,884
Investments (schedule II)	494,585	564,651
Accounts receivable (note 3.1)	12,016,561	11,109,205
Other receivables (note 3.2)	2,122,642	3,306,828
Spare-parts and materials	5,218,113	4,835,227
Total Current Assets	**25,762,547**	**29,532,795**
NON-CURRENT ASSETS		
Other receivables (note 3.2)	3,653,335	3,159,231
Property, plant and equipment (schedule I)	183,749,108	187,609,333
Total Non-Current Assets	**187,402,443**	**190,768,564**
TOTAL ASSETS	**213,164,990**	**220,301,359**
LIABILITIES		
CURRENT LIABILITIES		
Trade accounts payable	3,265,993	3,448,645
Loans (note 6)	949,846	1,425,510
Payroll and social security charges	471,560	503,325
Taxes	1,625,878	1,254,538
Other liabilities	43,172	20,672
Total Current Liabilities	**6,356,449**	**6,652,690**
NON-CURRENT LIABILITIES		
Loans (note 6)	157,140,000	181,980,000
Taxes	905,018	905,018
Total accounts payable	158,045,018	182,885,018
Reserves (schedule III)	3,870,528	1,097,865
Total Non-Current Liabilities	**161,915,546**	**183,982,883**
Total Liabilities	**168,271,995**	**190,635,573**
SHAREHOLDERS' EQUITY		
(as per the corresponding statements)	44,892,995	29,665,786
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**213,164,990**	**220,301,359**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(stated in pesos – note 2)

	......2003......	......2002......
Net sales (note 3.4)	30,181,115	39,520,341
Cost of sales (schedule V)	(25,492,874)	(33,811,332)
Gross Profit	**4,688,241**	**5,709,007**
Selling expenses (schedule V)	(2,414,193)	(1,197,531)
Administrative expenses (schedule V)	(5,940,906)	(4,435,309)
Other income and expense, net	(1,793,131)	(871,438)
Operating Loss	(5,459,989)	(795,271)
Financial results		
Generated by assets (note 3.5a)	180,130	(11,912,429)
Generated by liabilities (note 3.5b)	20,507,068	(80,914,720)
NET INCOME (LOSS) FOR THE PERIOD	**15,227,209**	**(93,622,420)**
Earnings (loss) per share	0.24	(1.49)

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(stated in pesos – note 2)

	..Owners' contributions.....		Reserved Earnings	Accumulated deficit	Total
	Capital stock	Adjustment to capital	Legal reserve		
Balances as of December 31, 2001	62,906,000	86,016,073	1,188,046	(39,999,904)	110,110,215
Distribution of profits approved by the Shareholders' Meeting held on April 25, 2002:					
- to legal reserve			203,526	(203,526)	
Net loss for the period				(93,622,420)	(93,622,420)
Balances as of September 30, 2002	**62,906,000**	**86,016,073**	**1,391,572**	**(133,825,850)**	**16,487,795**
Balances as of December 31, 2002	62,906,000	86,016,073	1,391,572	(120,647,859)	29,665,786
Net income for the period				15,227,209	15,227,209
Balances as of September 30, 2003	**62,906,000**	**86,016,073**	**1,391,572**	**(105,420,650)**	**44,892,995**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(stated in pesos – note 2)

	.....2003.....	.....2002.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Net income (loss) for the period	15,227,209	(93,622,420)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation of property, plant and equipment	6,585,693	8,069,399
Residual value property, plant and equipment disposed of	6,141	
Net increase in allowances/reserves	4,272,663	1,185,552
Unpaid interest and exchange rate differences	(20,600,055)	81,416,877
Subtotal	**5,491,651**	**(2,950,592)**
Net changes in operating assets and liabilities		
(Increase) Decrease in accounts receivable	(2,407,356)	10,015,327
Decrease in other receivables	690,082	60,323
(Increase) Decrease in spare-parts and materials	(382,886)	(521,489)
Decrease in trade accounts payable	(182,652)	(1,901,037)
Increase in payroll, social security charges, taxes and other liabilities	362,075	(2,974,483)
Use of allowances/reserves		(690,495)
Subtotal	(1,920,737)	3,988,146
Net cash provided by operating activities	**3,570,914**	**1,037,554**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(2,731,609)	(34,568)
Net cash used in investing activities	**(2,731,609)**	**(34,568)**
FINANCING ACTIVITIES		
(Decrease) Increase in loans	(4,715,609)	829,948
Net cash used in financing activities	**(4,715,609)**	**829,948**
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(3,876,304)**	**1,832,933**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**10,281,535**	**12,179,396**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**6,405,231**	**14,012,330**

(1) Cash and banks and Investments

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
NOTES TO THE FINANCIAL STATEMENTS for the nine-month period ended September 30, 2003, presented on a comparative basis with balance sheet data for the fiscal year ended December 31, 2002 and operations, changes in shareholders' equity and cash flows data for the nine-month period ended September 30, 2002.
(stated in pesos – note 2)

1. CORPORATE NOTES EXCHANGE OFFER – SUBSEQUENT EVENTS

As from June 2002, due to the uncertainty caused by the serious economic and financial crisis which the country and the electricity market in general have been going through, the Company's Board of Directors decided to begin conversations with the holders of Corporate Notes -floating rate for US$ 54,000,000 due in 2010- (see note 3.3), so as to rediscuss with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon in the agreement (the "Agreement") approved by resolution dated 09/12/00 which was later complemented by other explanatory resolutions dated September 19 and 26, 2000.

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25,561 and 25,563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) in relation to the holders of Corporate Notes (the "Notes"): (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of the Notes issued under the Agreement, to inform them about the new economic and financial context of both the country and the electricity sector as a consequence of the New Regulations, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

Given that the Company had not defaulted on interest payments of the Notes, the main creditors were not interested in initiating negotiations of any kind.

On November 15, 2002, the Board of Directors called a Special Shareholders' Meeting in order to obtain the legally required consent to prepare the terms and conditions of the exchange offer to be made to the holders of the Notes.

On December 4, 2002, the Special Shareholders' Meeting unanimously approved the proposal submitted by the President, which consisted of modifying sections five and six of the Company's By-laws in order to have a new element for negotiating the future proposal for the restructuring of the Company's financial debt, subjecting the capital increase to be proposed and those amendments, to the acceptance of proposal No 1, described in the "Exchange Offer", by Corporate Note holders.

The aforementioned "Exchange Offer" was made on December 20, 2002 and its maturity date, originally fixed for January 31, 2003, was extended until February 14, 2003.

In the "Exchange Offer", the Company offered Corporate Note holders two proposals which consisted of:

Proposal No. 1:
Up to a maximum amount of US$ 32,400,000 in new Corporate Notes at an annual interest rate of 3%, with final maturity in 2013, ("New Corporate Notes Proposal 1") and up to a maximum of 24,840,000 common shares Class D of its common stock, nominal value 1.00 each, representing approximately 28.31% and 7.32% of the Company's capital stock and voting rights, respectively.
For each US$ 1,000 of principal of existing Corporate Notes received for the exchange, the Company will issue "New Corporate Notes Proposal 1" for a principal amount of US$ 600 and 460 shares (rounding the value to the immediately following whole number in order to issue New Corporate Notes in minimum denominations of US$ 1.00 and avoid the issuance of cent-denominated shares).

Proposal No. 2:
Up to a maximum amount of US$ 54,000,000 in Corporate Notes at an annual interest rate of 2%, with final maturity in 2013 ("New Corporate Notes Proposal 2").
For each US$ 1,000 of principal of existing Corporate Notes received for the exchange pursuant to this proposal, the Company will issue "New Corporate Notes Proposal 2" for a principal amount of US$ 1,000.

The New Corporate Notes will constitute common, unsecured and unsubordinated obligations of the Company which will mature ten years after issuance (the "Maturity Date of the New Corporate Notes"). Interest on the principal amount pending amortization will be paid semiannually, in arrears and in cash. The first interest payment will fall due on the sixth month following the date of issuance. Principal will be repaid in only one payment on the Maturity Date of the New Corporate Notes.

The New Corporate Notes will be regarded as Corporate Notes pursuant to the provisions of the Corporate Notes Law No. 23,576, as amended by Laws Nos. 23,962 and 24,435, and will therefore enjoy the benefits and be subject to the formalities therein established. In accordance with the provisions of Decree No. 749/2000 and Resolution No. 368/01 of the National Securities Commission (CNV), the New Corporate Notes offered in exchange for the Current Corporate Notes will not be assessed according to risk.

The holders who offer their existing Corporate Notes within the "Exchange Offer" will receive a premium for the acceptance in the amount of US$ 7.50 for each US$ 1,000 in principal of the existing Corporate Notes.

The Exchange Offer is subject to both the holders offering 100% of the outstanding principal amounts of existing Corporate Notes and the approval of all the regulatory provisions necessary in Argentina.

In the Board of Directors' meeting held on February 27, 2003, the Company's President informed the Directors that the previously mentioned "Exchange Offer" had been concluded on February 26, 2003, at 5 p.m. New York time.

Subsequent to that, he proposed that, taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of current Notes), the condition established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of current Corporate Notes principal, be dispensed and that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market, still pending, be accepted. Furthermore, he proposed that the transaction and the exchange of the current Corporate Notes offered for the New Corporate Notes for a definitive amount to be informed by the Agent in charge of the Exchange, be closed and made as soon as possible.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding corporate notes amounts to US$ 22,331,400 (the "Remaining Corporate Notes").

The Company's Board of Directors stated that the purpose of the new corporate notes is to restructure the debt. Therefore the purpose of refinancing of liabilities mentioned in section 35 of the Corporate Notes Law is applicable to this case.

On March 17, 2003, in accordance with the prohibitory injunction issued on the Action for the Review of the Agreement, the Company's Board of Directors was authorized to suspend the accrual and payment of interest installments maturing as from March 26, 2003 under the terms stipulated in the Agreement and, in consequence whereof, was authorized to pay them in accordance with the terms of the judicial proposal contained in the Action for the Review of the Agreement –annual rate of 2%- until final judgment on the subject-matter of the Action for the Review of the Agreement were issued (the "Judgment").

On August 5, 2003, the Company was notified of a complaint for US$ 22,331,400 (the "Complaint") filed in the Courts of New York (the "Court") by an alleged holder of US$ 4,700,000 of the Remaining Corporate Notes. The Complaint was filed by Van Eck Global Opportunity Master Fund, Ltd, alleged holder of US$ 4,700,000 of the Remaining Corporate Notes ("Van Eck"). Van Eck requests of the Court the following: (a) the payment of the difference in interest payment corresponding to the fifth installment of the Remaining Corporate Notes matured on March 26, 2003 which amounts to US$ 23,500 (twenty-three thousand five hundred) plus interest, (b) the acceleration of all the debt which the Company has with Van Eck as it considers that the Company has not complied with its obligation to pay interest at the rate agreed upon in the Trust Agreement, (c) the Court's finding that Van Eck is entitled to be paid interest at the rate duly agreed upon in the Trust Agreement and in the Certificates of the Remaining Corporate Notes. The Company came to a settlement (the "Settlement") with Van Eck whereby Van Eck agreed to abandon the action, in exchange for the Company's commitment to purchase from Van Eck a portion of the corporate notes that will replace the Remaining Corporate Notes, which will be issued immediately after the rendering of the Judgment approving the Action for the Review of the Agreement and ordering the exchange of the Remaining Corporate Notes for the new corporate notes (the "New Corporate Notes").

Given that the conditions stipulated in the Settlement were fulfilled, the Company will purchase, during the first week of November 2003, the portion of the New Corporate Notes agreed-upon in the Settlement, in order for Van Eck to abandon the action

On October 3, 2003, the Judgment granting the Company's petition for the Approval of the Out-of-Court Agreement on the Adaptation of the Agreement and the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement, was rendered and, in consequence whereof, the following was resolved: (1) to approve the Out-of-Court Agreement on the Adaptation of the Agreement in accordance with the terms of the Trust Agreement entered into on March 11, 2003 with the Holders of New Notes, which represents the amount of US$31,668,600 of the claims relating to corporate notes, (2) to consider reviewed the Agreement which represents the amount of US$22,331,400 of the claims relating to corporate notes under the terms of the Alternative 2 of the Judicial Proposal to Adapt the Agreement, consisting of the issuance of new notes, under the proposed terms and conditions, maturing in 2013 and at an annual interest rate of 2% payable semiannually following the maturity order of interest payments that the Company has been paying.

The statements included herein concerning the Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency or applicable rate of exchange, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING POLICIES

As required by the provisions of General Resolution No. 368/01, and amendments thereto, and General Resolutions No. 398/02 and 434/03 of the National Securities Commission, the financial statements have been prepared in accordance with the disclosure and valuation criteria set forth in Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, with the changes introduced by the National Securities Commission.

The financial statements as of December 31, 2002 and September 30, 2002, presented for comparative purposes, do not include the effects of the application of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, which are applicable for Central Térmica Güemes S.A. as from the fiscal year commenced on January 1, 2003.

On April 8, 2003, the National Securities Commission issued Resolution No. 441/03 which regulates Decree No. 664/03 dated March 25, 2003 of the Federal Government. Said resolution suspended the restatement of financial statements to reflect the effects of inflation as from March 1, 2003. However, in accordance with generally accepted accounting principles the restatement of financial statements continues to be in effect. The Company has decided to discontinue said restatement as from December 31, 2002.

Had the financial statements been restated to reflect the effects of inflation from January 1, 2003 through the end of this period, as required by generally accepted accounting principles, the Company's shareholders' equity and the income for the period would have amounted to approximately $ 42,490,000 and $ 13,200,000, respectively.

Balance sheet information as of December 31, 2002, and the information on the Company's operations, changes in shareholders' equity and cash flows for the nine-month period ended September 30, 2002, presented for purposes of comparison, have been restated as of December 2002.

The main accounting criteria applied in the preparation of the financial statements are as follow:

Monetary items – Cash and banks, receivables, payables and reserves/allowances in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of each period or year.
Non-current credit and debit balances that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value, being non-significant the differences in relation to their present values. This same criterion has been applied to current credit and debit balances, as the period may be regarded as a period of monetary stability due to the low variations recorded in the domestic wholesale price index.

Foreign currency denominated assets and liabilities – They have been valued at the rate of exchange in effect as of the end of each period or year, plus interest accrued, if any.

Investments - Mutual funds have been valued at the quoted price as of the end of each period or year.

Spare-parts and materials – They have been valued at their estimated replacement cost as of the end of each period or year.

Property, plant and equipment – Property, plant and equipment has been restated as indicated in the first part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for certain assets for which the unit of production method was applied.

Income tax – As from fiscal year commenced January 1, 2003, the generally accepted accounting principles require the application of the deferred tax method to determine income tax. This method consists of recognizing the effects of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes, with the consequent recognition of deferred tax assets and liabilities. See detail in note 5.

Earnings (loss) per share – As required by Technical Resolution No. 18, as from the fiscal year commenced January 1, 2003, the earnings(losses) per share have been disclosed in the statement of operations. This datum has also been included for the comparative period. Given that the Company has issued neither preferred shares nor corporate notes convertible into common shares, only the basic earnings(losses) per share have been included.

Reclassifications – Certain amounts in the financial statements as of September 30, 2002 have been reclassified in order to conform them with the 2003 presentation.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the first part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the first part of this note.

Income statement accounts – Income statement accounts have been maintained at their historical values, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment) which have been determined according to the values of those assets.

Recoverable value – Due to the country's economic situation and its impact on the Company's operations, as detailed in notes 9 and 10, it has not been possible to determine the recoverable value of property, plant and equipment existing as of September 30, 2003.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivable

	...09/30/03...	...12/31/02...
CAMMESA	1,530,660	5,134,790
Debtors of the term market	9,837,861	5,707,823
Parent Company – Powerco S.A.	2,302,330	420,881
Doubtful accounts under legal proceedings	1,020,836	1,020,837
Allowance for bad debts (schedule III)	(2,675,126)	(1,175,126)
Total	**12,016,561**	**11,109,205**

The breakdown of the balances as of September 30, 2003 according to their collection period is as follows:

a) Past due	
within 6 months	59,553
more than 6 months	5,958,985
b) To become due within 3 months	8,673,149
Subtotal	14,691,687
Allowance for bad debts	(2,675,126)
Total	**12,016,561**

Accounts receivable do not accrue interest nor are they subject to adjustment clauses, except for certain receivables which are adjusted by the inflation-linked Referential Stabilization Coefficient (CER).

3.2 Other receivables

	...09/30/03...	...12/31/02...
Current:		
Advances to suppliers	656,772	1,782,424
Tax credits	1,147,223	615,959
Prepaid expenses	180,317	758,790
Miscellaneous	138,330	149,655
Total	**2,122,642**	**3,306,828**
Non current:		
Deferred Tax Asset (note 5)	45,100,000	
Allowance for deferred tax asset (note 5)	(45,100,000)	
EDESA S.A. – 132 Kv power line (note 8)	3,653,335	3,159,231
Total	**3,653,335**	**3,159,231**

The breakdown of the balances as of September 30, 2003 according to their collection or use period is as follows:

a) To become due:	
within 3 months	656,772
between 3 and 6 months	1,327,540
more than 1 year	3,653,335
b) With no specified due date	138,330
Total	**5,775,977**

These receivables do not accrue interest, except for the advances paid to certain suppliers and non-current receivables, whose annual interest rate ranges from 7.5% to 15%.

3.3 Liabilities

The breakdown of the balances as of September 30, 2003 according to maturity is as follows:

To become due:	
within 3 months (2)	5,363,431
between 3 and 6 months	949,846
more than 1 year (1)	158,045,018
With no specified due date	3,913,700
Total	**168,271,995**

(1) Includes a debt for the issuance of corporate notes for $ 157,140,000 maturing in 2013 which accrues interest at an annual rate of 2%, payable semiannually (See note 1).

(2) Includes a balance with Powerco S.A. (Parent Company) for 996,015.

3.4 Net sales

	.....2003.....	.....2002.....
Sales of electricity	33,506,238	45,542,880
Discounts for services received	(3,190,123)	(5,839,382)
Municipal contribution	(135,000)	(183,157)
Total	**30,181,115**	**39,520,341**

3.5 Financial results

	.....2003.....	.....2002.....
a) Generated by assets		
Result of exposure to the change in the purchasing power of the currency		(15,508,971)
Holding result	180,130	3,596,542
Subtotal	180,130	(11,912,429)
b) Generated by liabilities		
Result of exposure to the change in the purchasing power of the currency		5,300,688
Interest and exchange rate differences	20,600,055	(86,093,834)
Bank charges and expenses	(92,987)	(121,573)
Subtotal	20,507,068	(80,914,720)
Total	**20,687,198**	**(92,827,149)**

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of September 30, 2003 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

In March, 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to the payment of the tax on minimum presumed income (IGMP). The Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.

Through June 30, 2002, the Company determined income tax by applying the applicable rate of 35 % on the taxable income for the year, without considering the effect of the temporary differences between the accounting and taxable income. As from the current year, the generally accepted accounting principles require the application of the deferred tax method to determine income tax. This method consists of recognizing the effects of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes, with the consequent recognition of deferred tax assets and liabilities.

As of the end of this period, the Company has recorded an allowance for the total amount of the deferred tax asset given that its recoverability during the period in which it may be applied to offset taxable income is uncertain. Total temporary differences and tax losses existing as of the end of the period represent a net deferred tax asset of approximately 45,100,000.

Furthermore, as of June 30, 2003 and 2002, no income tax reserve was recorded due to the existence of tax losses.

The breakdown of the net deferred tax asset as of September 30, 2003 is as follows:

Detail	Amount
Tax losses	43,200,000
Undeductible allowances	1,900,000
Subtotal	45,100,000
Allowance for deferred tax asset	(45,100,000)
Total	0

6. **LOANS**

	...09/30/03...	...12/31/02...
Current:		
Current account overdrafts	829,401	
Interest on Corporate Notes (schedule IV)	120,445	1,425,510
	949,846	**1,425,510**
Non-Current:		
Corporate Notes (schedule IV)	**157,140,000**	**181,980,000**

On August 4, 2000, the Company's Board of Directors arranged for a new issue of Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010 at a floating interest rate. With this new issue, plus a cash disbursement of US$ 6,000,000 the Company exchanged and replaced the amount owed (principal and interest) from outstanding Corporate Notes for US$ 60,000,000, issued in 1996 with maturity date in 2001 and at an annual 12% interest rate which had also replaced, prior payment of US$ 5,000,000, the first issue in 1994 for US$ 65,000,000, maturing in 1996 at an interest rate of 12% p.a.
The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. The remaining amount of outstanding Corporate Notes for US$ 22,331,400 was restructured on October 3, 2003, as a consequence of the favorable Judgment in the Action for the Review of the Agreement filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013.

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 3,870,528 as of the period ended September 30, 2003. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A., whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement went into effect.
- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement whereby the contract between the Company and Edesa S.A. was extended.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of September 30, 2003 and December 31, 2002, disbursements made to finance this work amounted to 3,653,335 and 3,159,231, respectively, and have been recorded as Other non-current receivables. This receivable accrues interest at an annual rate of 15%.

9. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OF OTHER CHANGES INTRODUCED TO THE ECONOMIC REGULATIONS

Early in December 2001, the Federal Government implemented a series of economic and exchange control measures, which severely limited cash withdrawals from banks and restricted transfers of funds abroad, other than those related to foreign trade. Late in December, the Argentine Government declared the official default on its public debt and, on January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Currency Exchange Reform Law No. 25,561 that introduced dramatic changes to the economic model then in force and amended the Convertibility Law under which the peso had been pegged at par with the dollar since March 1991. Law 25,561 further empowered the Executive Branch to take additional monetary, financial and exchange measures aimed at overcoming the economic crisis.

Among these measures, those which have had a significant impact on the Company's activities have been the following:

1. The free floating of the rate of exchange;

2. The conversion into pesos of certain contracts entered into by private parties existing as of January 6, 2002, at the rate of 1 peso per US dollar, and the adjustment of the resulting peso amount by the inflation-linked CER coefficient;

3. The conversion into pesos of public works contracts and utility rates with adjustment clauses in US dollars, at the rate of 1 peso per US dollar; the freezing of those rates by suspending indexation mechanisms and their subsequent renegotiation on a case-by-case basis, except for certain cases which have been excluded from the mandatory conversion into pesos;

4. The restriction on the free availability of funds deposited in banks (restriction which was lifted on December 2, 2002); the rescheduling of deposits and the option to subscribe Government bonds in US dollars (at a fixed or floating rate) or in pesos;

5. The exchange at the free market and within the time periods specifically established of foreign currency earned from exports;

As established by the aforementioned Emergency Law, the loss resulting from applying the new rate of exchange on the net position of foreign currency denominated assets and liabilities as of January 6, 2002, may be deducted from income tax at a 20% rate p.a. over the five fiscal years following the date on which the law became effective.

10. IMPACT OF THE ARGENTINE ECONOMIC CONTEXT ON THE COMPANY'S FINANCIAL AND ECONOMIC POSITION

The measures adopted by the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561/02 and those of the subsequent regulatory decrees, described in note 9, modified the electric market significantly. The price of electricity was mandatorily converted into pesos at the rate of 1 US dollar per 1 peso. Therefore, the Company's revenues have been converted into pesos while part of its expenses and a significant part of its debt are denominated in US dollars.

Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government -concerning the economic policy and, particularly, with regard to the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

On the other hand, as of September 30, 2003 the Company has accumulated significant losses and consequently is subject to complying with the mandatory capital stock reduction established in section 206 of the Corporations Law No 19,550. In accordance with the provisions of Decree No. 1269/02 issued by the Federal Government, the application of the aforementioned section has been suspended until December 10, 2003.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(stated in pesos – note 2)

PROPERTY, PLANT AND EQUIPMENT

	2003									2002
	Original values				Depreciation				Net value	Net value
	Balance at beginning of the year	Additions	Disposals	Balance at the end of the period	Accumulated at beginning of the year	Current year Rate %	Current year Amount	Accumulated at the end of the period		
Land	1,754,085			1,754,085					1,754,085	1,754,085
Buildings	60,290,542			60,290,542	15,470,170	2.55	1,312,653	16,782,823	43,507,719	44,820,372
Turbines	97,289,830			97,289,830	39,039,674	0.39	2,056,359	41,096,033	56,193,797	58,250,156
Boilers	98,099,950			98,099,950	31,872,437	0.32	2,006,574	33,879,011	64,220,939	66,227,513
Transformers	13,874,144			13,874,144	5,678,359	0.61	333,138	6,011,497	7,862,647	8,195,785
Water treatment plant	2,575,554			2,575,554	898,894	0.61	64,557	963,451	1,612,103	1,676,660
Auxiliary equipment	831,733			831,733	340,477	0.61	19,974	360,451	471,282	491,256
Gas plant and gas pipeline	4,182,340			4,182,340	1,711,743	0.61	55,372	1,767,115	2,415,225	2,470,597
Tools	842,306	115		842,421	729,777	10.00	10,041	739,818	102,603	112,529
Vehicles	524,358			524,358	387,018	20.00	24,468	411,486	112,872	137,340
Furniture and fixtures	1,571,217	780	6,141	1,565,856	1,450,890	20.00	36,099	1.486,989	78,897	120,327
Facilities	818,856			818,856	792,857	20.00	456	793,313	25,543	25,999
Software	173,499	17,470		190,969	173,499	33.00	17,470	190,696		
Maintenance expenses	12,508,650	2,713,244		15,221,894	9,181,936	16.67	648,532	9,830,468	5,391,426	3,326,714
TOTAL 09/30/03	**295,337,064**	**2,731,609**	6,141	**298,072,532**	**107,727,731**		**6,585,693**	**114,323,424**	**183,749,108**	
TOTAL 12/31/02	**295,290,037**	**47,027**		**295,337,064**	**97,496,864**		**10,230,867**	**107,727,731**		**187,609,333**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(stated in pesos – note 2)

INVESTMENTS

Account	Type	Nomimal value	Quotation value	Recorded value 2003	Recorded value 2002
CURRENT INVESTMENTS					
Mutual funds	Deustche Bank - US$ (schedule IV)	157,027	2.81	441,245	510,627
	FBA – Renta US$				173
	Roble Ahorro – US$				189
	Roble Ahorro - $				31
	SBS Sociedad de Bolsa US$				
	Fima Money US$ "A"	53,340	1.00	53,340	53,631
Total Mutual funds				494,585	564,651
TOTAL CURRENT INVESTMENTS				**494,585**	**564,651**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(stated in pesos – note 2)

ALLOWANCES / RESERVES

Items	2003				
	Balance at beginning of year	Increases		Decreases (2)	Balance at end of the period
Deducted from assets					
Allowance for deferred tax asset		45,100,000	(4)		45,100,000
Allowance for bad debts	1,175,126	1,500,000	(3)		2,675,126
TOTAL 2003	**1,175,126**	**46,600,000**			**47,775,126**
TOTAL 2002	**2,127,822**	**200,000**		**1,152,696**	
Included in liabilities					
Contingency reserve	1,097,865	2,941,135	(1)	168,472	3,870,528
TOTAL 2003	**1,097,865**	**2,941,135**		**168,472**	**3,870,528**
TOTAL 2002	**927,748**	**1,454,439**		**1,284,322**	

(1) Charged to other income and expense
(2) To cover foreseen events
(3) Charged to selling expenses, schedule V.
(4) Charged to P&L for the period.

SCHEDULE IV

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(stated in pesos – note 2)

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2003				2002		
	Currency and amount		Rate of exchange $	Booked amount in local currency (pesos)	Currency and amount		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	US$	1,122,230	2.81	3,153,465	US$	2,354,591	7,699,513
Investments	US$	157,027	2.81	441,245	US$	156,155	510,627
Total Current Assets				3,594,710			8,210,140
TOTAL ASSETS							8,210,140
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	US$	41,390	2.91	120,445	US$	423,000	1,425,510
Total Current Liabilities				120,445			1,425,510
NON-CURRENT LIABILITIES							
Loans							
Corporate notes	US$	54,000,000	2.91	157,140,000	US$	54,000,000	181,980,000
Total Non-Current Liabilities				157,140,000			181,980,000
TOTAL LIABILITIES							183,405,510

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(stated in pesos – note 2)

COST AND EXPENSES

Items	2003				2002
	Cost of sales	Selling expenses	Administrative expenses	Total	Total
Fees			170,832	170,832	134,315
Salaries and wages	2,707,041	530,895	435,157	3,673,093	4,883,454
Social security charges	532,761	110,544	107,561	750,866	835,166
Fuel	14,059,327			14,059,327	20,124,053
Spare-parts and materials	342,441			342,441	556,546
Contracted services	539,254	101,874	776,408	1,417,536	1,817,445
Communications			249,082	249,082	241,500
Office expenses		70,906	140,710	211,616	1,074,508
Depreciation of property, plant and equipment	6,556,928		28,765	6,585,693	8,069,399
Insurance	753,629			753,629	290,973
Interest and exchange rate differences			418,167	418,167	
Taxes and rates	1,493			1,493	567,413
Bad debts		1,500,000		1,500,000	
Miscellaneous		99,974	3,614,224	3,714,198	849,400
TOTAL 2003	**25,492,874**	**2,414,193**	**5,940,906**	**33,847,973**	
TOTAL 2002	**33,811,332**	**1,197,531**	**4,435,309**		**39,444,172**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

(restated to reflect the effects of inflation - stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous years or periods or which could affect comparison with those to be presented in future periods:

   See notes 9 and 10 to the financial statements, regarding the changes introduced to the Argentine economic framework and their impact on the Company.

3. Classification of credit and debit balances:

   See notes 3.2., 3.3. and 3.4.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Debit balances	Credit balances
1. In local currency (includes allowances/reserves).	17,792,538	11,011,550
2. In foreign currency (US dollars)	.	157,260,445
TOTAL	17,792,538	168,271,995

   b) The classification according to the type of adjustment is as follows:

	Debit balances	Credit balances
1. Subject to adjustment clause	3,653,335	949,846
2. With no adjustment clause	14,139,203	167,322,149
TOTAL	17,792,538	168,271,995

c) The classification according to the accrual or not of interest is as follows

	Debit balances	Credit balances
1. Accruing interest	3,653,335	157,140,000
2. Not accruing interest	14,139,203	11,131,995
TOTAL	**17,792,538**	**168,271,995**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital and votes.

   None.

   b) Balances with Subsidiary and Related Companies (Powerco S.A.(Parent)):

Accounts receivable	2,302,330
Accounts payable	996,015

   c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stocktakings over the period.

   There are no supplies in a damaged condition, out of use or inactive.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical appraisal reserve when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations.

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, see note 2, under "Recoverable value".

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	118,100	112,872
Fixed asset and spare-parts and materials (except land and vehicles)			
	Total	217,000,000	187,100,264

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future capital subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in section I. These documents are the responsibility of the Company's management.

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of September 30, 2003.

b) Statement of operations for the nine-month period ended September 30, 2003.

c) Statement of changes in shareholders' equity for the nine-month period ended September 30, 2003.

d) Statement of cash flows for the nine-month period ended September 30, 2003.

e) Notes 1 through 10 and supplemental schedules I through V for the nine-month period ended September 30, 2003.

f) Informative summary required by the National Securities Commission for the nine-month period ended September 30, 2003.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the nine-month period ended September 30, 2003.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations which require that the documents detailed in items a) through e) be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in section I, we have examined the work performed by the external auditor, Deloitte & Co S.R.L., who issued his report dated November 5, 2003, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures on the accounting information included in the financial statements and making enquiries to the personnel of the Company responsible for accounting and financial issues. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

Provided that it is not our responsibility to control Company's management, our review has neither included the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

III) PRIOR CLARIFICATIONS

a) As explained in note 2 to the financial statements, as from this fiscal year and as required by General Resolution No. 434/03 of the National Securities Commission, the Company's financial statements referred to in section 1 of this report have been prepared in accordance with the provisions of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, with some exceptions resolved by the regulatory agency.

b) It must be emphasized that one of the amendments to which the preceding paragraph refers, consists of presenting the balance sheet for an interim period in comparative form with that for the latest fiscal year, whereas the statements of operations, changes in shareholders' equity, and cash flows for an interim period must be presented in comparative form with those for the same period of the previous year. With regard to the financial statements as of December 31, 2002, we issued our auditors' report on March 7, 2003 expressing an opinion which was subject to the effects of the situations described under the *Prior clarifications* section of that report, which agree with those stated in paragraph d) of this section.

c) As indicated in note 2, Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the National Securities Commission, suspended the restatement of financial statements to reflect the effects of inflation as from March 1, 2003. However, in accordance with generally accepted accounting principles the restatement of financial statements continues to be in effect. The Company has decided to discontinue said restatement as from December 31, 2002. Had the financial statements been restated to reflect the effects of inflation from January 1, 2003 through the end of this period, as required by generally accepted accounting principles, the Company's shareholders' equity and its results for the period would have amounted to approximately $ 42,490,000 and $ 13,200,000, respectively.

d) As indicated in notes 9 and 10, as a consequence of the measures adopted by the Federal Government, the Company's revenues have been converted into pesos, while part of its expenses and a significant part of its liabilities are denominated in US dollars. Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates has not begun, as of the date of approval of these financial statements, it is not possible to accurately estimate the future evolution of the electricity sector in either the short or medium term. The aforementioned situation creates uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows. The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

IV) STATUTORY AUDITORS' REPORT

Based on our review, we are able to report that:

a) According to that mentioned in section II, we are able to report that the financial statements as of September 30, 2003 referred to in section I, take into account all the events and circumstances of which we have become aware and that we have no observations to make other than those mentioned in section III.

b) The Informative Summary required by General Resolution No. 368/01 of the National Securities Commission for the nine-month period ended September 30, 2003 includes the information required by item 6 of Appendix VII of said resolution. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned document are the responsibility of the Company's Management. The amounts included in said document, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements mentioned in section I, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

Autonomous City of Buenos Aires, November 5, 2003

RUBEN R. RUIVAL
On behalf of the Statutory Auditors


CENTRAL TERMICA
GÜEMES S.A.

Financial statements for the three-month period ended March 31, 2004

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF MARCH 31, 2004

1. A Brief on Company's Activities

Production and Sales

During the first quarter of 2004, 308 GWh were produced, which means a level of production 44% higher than that for the same period of the previous fiscal year (214 GWh), whereas the production volume sold to the market throughout the same period amounted to 291 GWh.

Prices

The average price of energy at the Güemes node and power supplied during the first quarter of 2004 amounted to $35.99 /MWh ($10,472,454/291 GWh), which turned out lower than the average price for the same period of the previous year ($45.12 /MWh - $9,024,030/200 GWh) by 20 %.

Sales

Gross sales (net of compensations with the system) for the first quarter of 2004 increased 16% to $10,472,454 as compared to the $9,024,030 for the same period of the previous year. The $1.5 million absolute variation in gross sales is due mainly to both the increase recorded in production ($ 4.1 million) and the decrease recorded in price (-$ 2.6 million)

Results

The operating result for the first quarter ended March 31, 2004 showed a loss amounting to $898,907, which was lower than the $1,236,472 operating loss for the same period of the previous year by $ 337,565.

The net result for the first quarter of 2004 showed a loss of $6,844,415, which considering the profit for the same period of the previous year showed a loss of $11.7 million.

It is important to clarify that the net loss of $6,844,415 as of March 31, 2004 includes: a) a gain on exchange rate difference of corporate notes maturing in March 2013 for $3.75 million, and b) a loss of $ 8.6 million as a consequence of the accrual of the debt in corporate notes after the restructuring at its net present value.

2. Equity and Results Structure

2.1 Equity Structure

	....2004....	....2003....	....2002....	....2001....	....2000....
Current Assets	19,307,716	26,123,066	37,268,181	33,797,151	38,152,826
Non-Current Assets	183,408,017	188,872,466	320,916,180	151,602,192	158,248,760
Total	**202,715,733**	**214,995,532**	**358,184,361**	**185,399,343**	**196,401,586**
Current Liabilities	11,359,910	4,509,981	6,649,756	17,849,440	24,980,238
Non-Current Liabilities	77,690,261	111,600,827	265,095,740	90,400,304	98,125,796
Subtotal	**89,050,171**	**116,110,808**	**271,745,496**	**108,249,744**	**123,106,034**
Shareholders' Equity	**113,665,562**	**98,884,724**	**86,438,865**	**77,149,599**	**77,295,552**
Total	**202,715,733**	**214,995,532**	**358,184,361**	**185,399,343**	**196,401,586**

2.2 Results Structure

Operating Results	(898,907)	(1,236,472)	(1,008,878)	(1,408,004)	(1,601,651)
Financial Results	(5,945,508)	6,087,931	5,545,016	(314,034)	410,539
(Loss) Income for the period	**(6,844,415)**	**4,851,459**	**4,536,138**	**(1,722,038)**	**(1,191,112)**

3. Statistical data (in physical units)

Production

	GWh	**GWh**	**GWh**	**GWh**	**GWh**
Production volume	308	214	402	271	387
Sales volume	291	200	375	253	364

Ratios

Liquidity	1.70	5.79	5.60	1.89	1.53
Debt	0.78	1.17	3.14	1.40	1.68
Profitability	(5.70%)	5.17%	5.5%	(2.2%)	(1.6%)

4. Prospects

For 2004, the government is showing signs of acknowledging that it is necessary to adjust the rates in order to avoid natural gas shortage and correct the gap between seasonal and spot prices in the electricity market.

With regard to natural gas, CTG is facing some difficulties in closing supply agreements for the 2004 period, given that, in addition to the fact that the government does not allow an increase in reference prices of electricity, natural gas demand from the industrial sector has significantly increased. CTG has been able to renew, as from March, the natural gas supply agreement for a daily volume of 1,000 Dm3, which will allow the Company to operate with two groups (GUEMTV11 and GUEMTV13).

With regard to the agreements in the Term Market, the agreement signed by CTG to export 150 MW to Uruguay will continue in effect until January 2005 while the rest of the GUMA (major large users) contracts expire in April/04. However, given that there exists an unequal competition of prices against hydraulic stations that accept the price of $2/MWh, it is estimated that not all the contracts will be renewed as this will imply an economic loss.

During 2004 there will be a significant decrease in revenues as compared to 2003 due to the application of resolutions 240 and 406 of the Energy Secretariat. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel). On the price-fixing list there are even machines which are available but inactive because of the lack of natural gas. This causes the market price to be limited to $40 per MWh during the periods of maximum thermal demand and winter, compared to the $120 per MWh it could reach prior to the application of resolution 240. The Resolution recognizes the real operating cost of those machines which operate with fuels other than natural gas (between $120 and $260 per MWh for liquid-fuel-fed machines and $60 per MWh for hydraulic ones).

The combined effects of resolutions 240 and 406 make it possible to anticipate an additional decrease in revenues, since the latter –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the Seasonal Fund recovers.

Historically, and prior to the application of the aforementioned resolutions, CTG's revenues increased in winter. This allowed the Company to meet its financial commitments and afford maintenance costs. However, this will not be the case in 2004.

AUDITORS' REPORT

(Limited Review)

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have performed a limited review of the accompanying balance sheet of Central Térmica Güemes S.A. as of March 31, 2004, and the related statements of operations, changes in shareholders' equity and cash flows, including notes 1 through 10 thereto and supplemental schedules I through V, for the three-month period then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review performed with the scope mentioned in 2.

2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and does not include all the procedures necessary to express an opinion on the Company's financial position, the results of its operations, changes in shareholders' equity and cash flows. Accordingly, we do not express such an opinion.

3. Prior clarifications

a) As explained in note 1c) to the financial statements, the measures adopted by the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561/02 and those of the subsequent regulatory decrees, modified the electric market significantly. The price of electricity was mandatorily converted into pesos at the rate of 1 peso per US dollar. Therefore, the Company's revenues have been converted into pesos while part of its expenses and a significant part of its liabilities are denominated in US dollars.

As of to date, the Federal Government has not yet defined its official stance with regard to the rates of the electricity sector and the renegotiation process of such rates is still underway.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government –concerning the economic policy and, particularly, with regard to the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

b) The information as of December 31, 2003 and March 31, 2003, presented for comparative purposes, arises from the financial statements as of those dates.

   (i) On March 10, 2004, we issued our auditors' report on the financial statements for the fiscal year ended December 31, 2003. Our opinion on those financial statements was subject to the effects of the situation described in the *Prior clarifications* section of that report, which agrees with that mentioned in paragraph a) of this section.

   (ii) Furthermore, on May 8, 2003, we issued our limited review report on the financial statements for the three-month period ended March 31, 2003, which included a qualification detailed in the *Prior clarifications* section of that report, which agrees with that mentioned in paragraph a) of this section. Those financial statements have been adjusted by the Company's management as of December 31, 2003, to include the effects of the changes in the accounting criteria, arising from the application of the generally accepted accounting principles mentioned in note 2 to the financial statements.

4. Limited Review Report

Based on the procedures applied, as described in section 2, we are able to report that the financial statements as of March 31, 2004 referred to in section 1, take into account all the events and circumstances of which we are aware and that we have no observations to make other than those mentioned in section 3.

5. **Special information required by current legal regulations**
(for the three-month period ended March 31, 2004)

a) The amounts of the financial statements referred to in section 1 of this report, agree with the accounting records of the Company's legal books of account, which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements have been prepared, in all formal aspects, in accordance with the provisions of Law No. 19,550 and General Resolution No. 434/03 of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our limited review, the scope of which is mentioned in section 2 of this report, we have examined the Informative Summary and the Additional Information, both for the three-month period ended March 31, 2004, prepared by the Company's Board of Directors as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of March 31, 2004, amount to $ 93,726.25, which are not due as of that date.

6. The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

Autonomous City of Buenos Aires, May 11, 2004

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia de Salta

Company's main activity:	Operation of thermoelectric generation plants
Registration Number with the Companies' Inspection Bureau of Salta:	35/99
Registration Number in the Court of Original Jurisdiction in Commercial Matters of the Province of Salta:	Folio 9/10, Entry 2425 of the Corporations Book 10
Filing date of the Company's by-laws and amendments thereto with the Companies' Inspection Bureau:	September 18, 1992, September 2, 1993, July 8, 1999, February 29, 2000 and December 4, 2002.
Duration of the Company:	February 28, 2092
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes:	60%

FISCAL YEAR No. 13
COMMENCED JANUARY 1, 2004

FINANCIAL STATEMENTS AS OF MARCH 31, 2004
(three-month period)
(stated in pesos – note 2)

CAPITAL STOCK
(note 4)

	......2004 and 2003.... Subscribed and Paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	**62,906,000**

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003

(stated in pesos – note 2)

	......03/31/04.....	......12/31/03.....
ASSETS		
CURRENT ASSETS		
Cash and banks	4,443,243	5,081,256
Investments (schedule I)	192,468	76,870
Accounts receivable (note 3.1)	11,831,753	9,530,254
Other receivables (note 3.2)	2,134,424	1,933,284
Spare-parts and materials	705,828	587,539
Total Current Assets	**19,307,716**	**17,209,203**
NON-CURRENT ASSETS		
Other receivables (note 3.2)	53,335	53,335
Spare-parts and materials	4,424,698	4,570,000
Property, plant and equipment (schedule II)	178,929,984	181,122,206
Deferred tax (note 5)		
Total Non-Current Assets	**183,408,017**	**185,745,541**
TOTAL ASSETS	**202,715,733**	**202,954,744**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable:		
Trade accounts payable	7,364,441	4,915,390
Loans (note 6)	2,169,203	1,449,662
Payroll and social security charges	835,752	762,868
Taxes	951,842	1,028,897
Other liabilities	38,672	43,172
Total Current Liabilities	**11,359,910**	**8,199,989**
NON-CURRENT LIABILITIES		
Accounts payable:		
Loans (note 6)	75,507,349	72,048,700
Taxes	750,159	750,159
Total accounts payable	**76,257,508**	**72,798,859**
Reserves (schedule III)	1,432,753	1,445,919
Total Non-Current Liabilities	**77,690,261**	**74,244,778**
Total Liabilities	**89,050,171**	**82,444,767**
SHAREHOLDERS' EQUITY		
(as per the corresponding statements)	**113,665,562**	**120,509,977**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**202,715,733**	**202,954,744**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(stated in pesos – note 2)

	......2004......	......2003......
Net sales (note 3.4)	9,551,237	7,941,962
Cost of sales (schedule V)	(9,331,672)	(7,589,983)
Gross Profit	**219,565**	**351,979**
Selling expenses (schedule V)	(292,148)	(267,942)
Administrative expenses (schedule V)	(826,324)	(1,320,509)
Operating Loss	**(898,907)**	**(1,236,472)**
Financial and holding results		
Generated by assets		
Exchange rate difference, interest and holding results	77,822	47,552
Generated by liabilities		
Interest and exchange rate difference	(1,853,839)	(484,272)
Exchange rate difference and accrual of the net present value of corporate notes	(4,085,100)	6,564,052
Bank charges and expenses	(27,305)	(39,126)
Other income and expense, net	(57,086)	(275)
(Loss) Income before taxes	**(6,844,415)**	**4,851,459**
Income tax (note 5)		
NET (LOSS) INCOME FOR THE PERIOD	**(6,844,415)**	**4,851,459**
(Loss) Earnings per share	**(0.11)**	**0.39**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(stated in pesos – note 2)

	..........Owners' contributions..........			Reserved Earnings	Accumulated deficit	Total
	Capital stock	Adjustment to capital	Total	Legal reserve		
Balances as of December 31, 2002 (including adjustments)	62,906,000	86,016,073	148,922,073	1,391,572	(56,280,380)	94,033,265
Net income for the period					4,851,459	4,851,459
Balances as of March 31, 2003	**62,906,000**	**86,016,073**	**148,922,073**	**1,391,572**	**(51,428,921)**	**98,884,724**

	..........Owners' contributions..........			Reserved Earnings	Accumulated deficit	Total
	Capital stock	Adjustment to capital	Total	Legal reserve		
Balances as of December 31, 2003	62,906,000	86,016,073	148,922,073	1,391,572	(29,803,668)	120,509,977
Net loss for the period					(6,844,415)	(6,844,415)
Balances as of March 31, 2004	**62,906,000**	**86,016,073**	**148,922,073**	**1,391,572**	**(36,648,083)**	**113,665,562**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(stated in pesos – note 2)

	.....2004.....	.....2003.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Net (loss) income for the period	(6,844,415)	4,851,459
Adjustments to reconcile net (loss) income to net cash provided by operating activities		
Depreciation of property, plant and equipment	2,334,817	2,055,600
Increase in allowances/reserves	1,281	344,371
Unpaid interest and exchange rate differences accrued	5,711,150	(8,315,080)
Subtotal	1,202,833	(1,063,650)
Net changes in operating assets and liabilities		
(Increase) decrease in accounts receivable	(2,301,499)	626,727
(Increase) in other receivables	(201,140)	(164,570)
Decrease (increase) in spare-parts and materials	27,013	(13,953)
Increase (decrease) in trade accounts payable	2,449,051	(739,215)
(Decrease) increase in payroll, social security charges and taxes	(4,171)	13,740
Decrease in other liabilities	(4,500)	(359,484)
Use of allowances/reserves	(14,447)	(43,868)
Net cash used in (provided by) operating activities	**1,153,140**	**(1,744,273)**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(142,595)	(159,502)
Net cash used in investing activities	**(142,595)**	**(159,502)**
FINANCING ACTIVITIES		
Net decrease in loans	(1,532,960)	(1,057,750)
Net cash used in financing activities	**(1,532,960)**	**(1,057,750)**
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(522,415)**	**(2,961,525)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**5,158,126**	**10,281,535**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**4,635,711**	**7,320,010**

(1) Cash and banks and Investments

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

1. EXCHANGE OF CORPORATE NOTES – ECONOMIC CONTEXT AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

a) Exchange of Corporate Notes

As from June 2002, due to the uncertainty caused by the serious economic and financial crisis which the country and the electricity market in general have been going through, the Company's Board of Directors decided to begin conversations with the holders of Corporate Notes (floating rate for US$ 54,000,000 due in 2010), so as to rediscuss with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon in the Agreement approved by resolution dated September 12, 2000 which was later complemented by other explanatory resolutions dated September 19 and 26, 2000.

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25561 and 25563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) in relation to the holders of Corporate Notes (the "Notes"): (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of the Notes issued under the Agreement, to inform them about the Company's need to change the terms and conditions of the Agreement, as a consequence of the New Regulations and the new economic and financial context of both the country and the electricity sector, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

Given that the Company had not defaulted on interest payments of the Notes, the main creditors were not interested in initiating negotiations of any kind.

On November 15, 2002, the Board of Directors called a Special Shareholders' Meeting in order to obtain the legally required consent to prepare the terms and conditions of the exchange offer to be made to the holders of the Notes issued under the Agreement.

On December 4, 2002, the Special Shareholders' Meeting unanimously approved the proposal submitted by the Director acting President, which consisted of modifying sections five and six of the Company's By-laws in order to have a new element for negotiating the future proposal for the restructuring of the Company's financial debt, subjecting the capital increase to be proposed and those amendments, to the acceptance of proposal No 1, described in the "Exchange Offer", by Corporate Note holders.

The aforementioned "Exchange Offer" was made on December 20, 2002 and its maturity date, originally fixed for January 31, 2003, was extended until February 14, 2003. In the "Exchange Offer", the Company offered Corporate Note holders two proposals which consisted of:

Proposal No. 1:
Up to a maximum amount of US$ 32,400,000 in new Corporate Notes at an annual interest rate of 3%, with final maturity in 2013, ("New Corporate Notes Proposal 1") and up to a maximum of 24,840,000 common shares Class D of its common stock, nominal value 1.00 each, representing approximately 28.31% and 7.32% of the Company's capital stock and voting rights, respectively. For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange, the Company would issue "New Corporate Notes Proposal 1" for a principal amount of US$ 600 and 460 shares (rounding the value to the immediately following whole number in order to issue New Corporate Notes in minimum denominations of US$ 1.00 and avoid the issuance of cent-denominated shares).

Proposal No. 2:
Up to a maximum amount of US$ 54,000,000 in Corporate Notes at an annual interest rate of 2%, with final maturity in 2013 ("New Corporate Notes Proposal 2"). For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange pursuant to this proposal, the Company would issue "New Corporate Notes Proposal 2" for a principal amount of US$ 1,000.

The New Corporate Notes will constitute common, unsecured and unsubordinated obligations of the Company which will mature ten years after issuance (the "Maturity Date of the New Corporate Notes"). Interest on the principal amount pending amortization will be paid semiannually, in arrears and in cash. The first interest payment will fall due on the sixth month following the date of issuance. Principal will be repaid in only one payment on the Maturity Date of the New Corporate Notes.

The New Corporate Notes will be regarded as Corporate Notes pursuant to the provisions of the Corporate Notes Law No. 23576, as amended by Laws Nos. 23962 and 24435, and will therefore enjoy the benefits and be subject to the formalities therein established. In accordance with the provisions of Decree No. 749/2000 and Resolution No. 368/01 of the National Securities Commission (CNV), the New Corporate Notes offered in exchange for the Outstanding Corporate Notes will not be assessed according to risk.

The holders who offered their existing Corporate Notes within the "Exchange Offer" would receive a premium for the acceptance in the amount of US$ 7.50 for each US$ 1,000 in principal of the existing Corporate Notes.

The Exchange Offer was subject to both the holders offering 100% of the outstanding principal amounts of existing Corporate Notes and the approval of all the regulatory provisions necessary in Argentina.

In the Board of Directors' meeting held on February 27, 2003, the Director acting President informed the Directors that the previously mentioned "Exchange Offer" had been concluded on February 26, 2003, at 5 p.m. New York time.

Subsequent to that, he proposed that, taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of Outstanding Notes), the condition established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of Outstanding Corporate Notes principal, be dispensed and that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market, still pending, be accepted. Furthermore, he proposed that the transaction and the exchange of the Outstanding Corporate Notes offered for the New Corporate Notes for a definitive amount to be informed by the Agent in charge of the Exchange, be closed and made as soon as possible.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding corporate notes amounts to US$ 22,331,400 (the "Remaining Corporate Notes").
The Company's Board of Directors stated that the purpose of the new corporate notes is to restructure the debt. Therefore the purpose of refinancing of liabilities mentioned in section 35 of the Corporate Notes Law is applicable to this case.

On March 17, 2003, in accordance with the prohibitory injunction issued on the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement (the "Action for the Review of the Agreement"), the Company's Board of Directors was authorized to suspend the accrual and payment of interest installments maturing as from March 26, 2003 under the terms stipulated in the Agreement and, in consequence whereof, was authorized to pay them in accordance with the terms of the judicial proposal contained in the Action for the Review of the Agreement –annual rate of 2%- until final judgment on the subject-matter of the Action for the Review of the Agreement were issued (the "Judgment").

On August 5, 2003, the Company was notified of a complaint for US$ 22,331,400 (the "Complaint") filed in the Courts of New York (the "Court") by an alleged holder of US$ 4,700,000 of the Remaining Corporate Notes. The Complaint was filed by Van Eck Global Opportunity Master Fund, Ltd, alleged holder of US$ 4,700,000 of the Remaining Corporate Notes ("Van Eck"). Van Eck requested of the Court the following: (a) the payment of the difference in interest payment corresponding to the fifth installment of the Remaining Corporate Notes matured on March 26, 2003 which amounts to US$ 23,500 (twenty-three thousand five hundred) plus interest, (b) the acceleration of all the debt which the Company has with Van Eck as it considers that the Company has not complied with its obligation to pay interest at the rate agreed upon in the Trust Agreement, (c) the Court's finding that Van Eck is entitled to be paid interest at the rate duly agreed upon in the Trust Agreement and in the Certificates of the Remaining Corporate Notes. The Company came to a settlement (the "Settlement") with Van Eck whereby Van Eck agreed to abandon the action and waive its right (the "Abandonment/Waiver"), in exchange for the Company's commitment to purchase from Van Eck a portion of the corporate notes that will replace the Remaining Corporate Notes, which will be issued immediately after the rendering of the Judgment approving the Action for the Review of the Agreement and ordering the exchange of the Remaining Corporate Notes for the new corporate notes (the "New Corporate Notes").

On October 3, 2003, the Judgment granting the Company's petition for the Approval of the Out-of-Court Agreement on the Adaptation of the Agreement and the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement, was rendered and, in consequence whereof, the following was resolved: (1) to approve the Out-of-Court Agreement on the Adaptation of the Agreement in accordance with the terms of the Trust Agreement entered into on March 11, 2003 with the Holders of New Notes, which represents the amount of US$31,668,600 of the claims relating to corporate notes, (2) to consider reviewed the Agreement which represents the amount of US$22,331,400 of the claims relating to corporate notes under the terms of the Alternative 2 of the Judicial Proposal to Adapt the Agreement, consisting of the issuance of new notes, under the proposed terms and conditions, maturing in 2013 and at an annual interest rate of 2% payable semiannually following the maturity order of interest payments that the Company has been paying.

Consequently, and given that the conditions stipulated in the Settlement agreed on with Van Eck were fulfilled, the Company purchased, during the first week of November 2003, the portion of the New Corporate Notes agreed-upon in the Settlement, equivalent to US$400,000, and Van Eck abandoned the action and waived its right

The statements included herein concerning the Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency or applicable rate of exchange, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

b) The country's economic context

Argentina is immersed in a difficult economic situation whose principal indicators are a high level of external indebtedness, a financial system in a critical condition, country risk rates far above normal levels for developing countries and an economic recession that lasted more than four years. This situation has led to a significant fall in the demand of products and services and a large rise in the level of unemployment. Furthermore, the Government's ability to comply with its commitments as well as its possibility of gaining access to bank credit lines have been affected by these circumstances.

In order to deal with this crisis, as from December 2001, several measures aimed at restricting the free availability and circulation of cash and the transfer of funds abroad, were adopted. As from January 2002, several laws, decrees and regulations, which involved a profound change of the existing economic model, were issued. Among the adopted measures the following are worth mentioning: the free floating of the peso rate of exchange, which resulted in a significant devaluation of the peso in the first months of 2002; the mandatory conversion into pesos ("pesification") of public works contracts and utility rates (at the rate of 1 peso per US dollar), the freezing of those rates by suspending indexation mechanisms, and their subsequent renegotiation on a case-by-case basis, the consequent increase in domestic prices, and the conversion into pesos of foreign currency denominated debts incurred by the National, Provincial and Municipal Governments existing as of February 2002 that are governed solely by the Argentine law, at the rate of 1.40 pesos per US dollar or its equivalent in other foreign currency plus the adjustment resulting from the application of the inflation-linked Referential Stabilization Coefficient ("CER").

As from the passing of Law No. 25561 (Economic Emergency and Foreign Currency Exchange System Reform Law), adjustment clauses denominated in US dollars or in any other foreign currencies, as well as any other indexation mechanisms stipulated in the contracts entered into with the Federal Administration, were declared null and void. The prices and rates in effect as of that date were converted into pesos at the rate of 1 peso per US dollar. Furthermore, the Federal Government is authorized to renegotiate said contracts.

US dollar-denominated debts with the Argentine financial system, as well as those between private parties (i.e. outside the financial system), whatever their origin and nature, incurred pursuant to the Argentine legislation and outstanding as of the date on which Law No. 25,561 was passed, were converted into pesos at the rate of 1 peso per US dollar. The resulting peso amount is adjusted by the "Referential Stabilization Coefficient" ("CER"), published by the Argentine Central Bank ("BCRA"). Said coefficient, which is determined in accordance with the evolution of the consumer price index, has been applied since February 2002.

In the specific case of US dollar-denominated debts with the Argentine financial system, a rate, other than the above-mentioned CER coefficient, is applied. This rate shall not exceed the maximum rate established by the BCRA. The future development of the Argentine economic crisis could require the Government to change some of the adopted measures or to issue additional ones.

c) Company's situation

The measures adopted by the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561/02 and those of the subsequent regulatory decrees, modified the electric market significantly. The price of electricity was mandatorily converted into pesos at the rate of 1 US dollar per 1 peso. Therefore, the Company's revenues have been converted into pesos while part of its expenses and a significant part of its debt are denominated in US dollars.

As of to date, the Federal Government has not yet defined its official stance with regard to the rates of the electricity sector and the renegotiation process of such rates is still underway.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government -concerning the economic policy and, particularly, with regard to the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING POLICIES

As required by the provisions of General Resolution No. 434/03 of the National Securities Commission (CNV), as from January 1, 2003 the Company's financial statements have been prepared in accordance with the disclosure and valuation criteria set forth in Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), with the changes introduced by the CNV.

Given the low level of significance of the variations recorded in the domestic wholesale price index, which is the index used for the restatement of financial statements to reflect the effects of inflation, during the period of December 2002 to September 2003, the Company has chosen not to restate the financial statements for the 2003 fiscal year. The effect of not having restated the financial statements from January 1 through September 30, 2003 (as required by the generally accepted accounting principles), is not significant on the financial statements taken as a whole.

The financial statements as of December 31, 2003, presented for comparative purposes, have been restated for inflation as of December 2002.

The main accounting criteria applied in the preparation of the financial statements are as follow:

Monetary items – Cash and banks, receivables, payables and reserves/allowances in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of the period or year. Non-current credit and debit balances that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value, being non-significant the differences in relation to their present values. This same criterion has been applied to current credit and debit balances, as the period may be regarded as a period of monetary stability due to the low variations recorded in the domestic wholesale price index.

Foreign currency denominated assets and liabilities – They have been valued at the rate of exchange in effect as of the end of the period or year, plus interest accrued, if any (See Refinancing of liabilities – Corporate Notes).

Investments - Mutual funds and government bonds have been valued at the quoted price as of the end of the period or year.

Spare-parts and materials – They have been valued at their estimated replacement cost as of the end of the period or year.

Property, plant and equipment – Property, plant and equipment has been restated as indicated in the first part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for certain assets for which the unit of production method was applied.

Income tax – As from fiscal year commenced January 1, 2003, the generally accepted accounting principles require the application of the deferred tax method to determine income tax. This method consists of recognizing the effects of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes as well as the existence of tax losses that may be applied to offset future taxable income, with the consequent recognition of deferred tax assets and liabilities.

Refinancing of liabilities – Corporate Notes – Technical Resolution No. 17 of the FACPCE establishes that whenever a debt between independent parties were subject to an interest rate significantly lower than that of the market, the debt will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the transaction. Furthermore, it establishes that whenever a debt between independent parties were replaced by another, whose terms and conditions were significantly different from those originally agreed-upon, the pre-existing account will be closed and a new debt will be recognized, which will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the debt. Additionally, the regulation states *juris et de jure* that the terms and conditions are substantially different if the discounted value of the new debt differs from the discounted value of the refinanced debt in, at least, ten percent. In this regard, and as mentioned in notes 1 and 6, the Company considers that the interest rate of corporate notes is significantly lower than that of the market and that the exchange of corporate notes carried out during fiscal year 2003, constitutes a refinancing in accordance with the new accounting principles. Therefore, the existing debt was written off and the new debt was recognized at its present value, using annual rates of 12% and 11.52%.

Earnings (loss) per share – As required by Technical Resolution No. 18, as from the fiscal year commenced January 1, 2003, both the ordinary earnings(losses) per share and the total earnings(losses) per share have been disclosed in the statement of operations. This datum has also been included for the comparative period. Given that the Company has issued neither preferred shares nor corporate notes convertible into common shares, only the basic earnings(losses) per share have been included.

Reclassifications – Certain amounts in the financial statements as of March 31, 2003 have been reclassified in order to conform them with the March 31, 2004 presentation.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the first part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the first part of this note.

Prior year's adjustment – Due to the application of the provisions of Technical Resolutions Nos. 16 through 20 mentioned in the first paragraph of this note, the shareholders' equity balance as of December 31, 2002 has been modified, affecting the accumulated deficit and the results for the year then ended, in accordance with the following detail:

Net gain on calculation of the net present value of corporate notes as a consequence of the difference between the interest rate agreed upon in the transaction and the market rate	44,603,706
Accrual of the net present value for the year 2002 and effect of the net exchange rate on the debt for corporate notes at present value	19,763,773
Deferred tax assets	27,190,000
Allowance for deferred tax assets	(27,190,000)
Total	(*) 64,367,479

(*) See note 6

Income statement accounts – Income statement accounts have been maintained at their historical values, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment) which have been determined according to the values of those assets.

Recoverable value – Due to the country's economic situation and its impact on the Company's operations, as detailed in notes 1.c), 9 and 10, it has not been possible to determine the recoverable value of property, plant and equipment existing as of March 31, 2004.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivable

	...03/31/04...	..12/31/03..
CAMMESA		2,254,462
Debtors of the term market	12,780,030	8,958,826
Parent Company – Powerco S.A.	2,206,013	1,471,255
Doubtful accounts under legal proceedings	1,020,836	1,020,837
Allowance for bad debts (schedule III)	(4,175,126)	(4,175,126)
	11,831,753	**9,530,254**

Accounts receivable do not accrue interest nor are they subject to adjustment clauses, except for certain receivables which are adjusted by the inflation-linked Referential Stabilization Coefficient (CER).

3.2 Other receivables

Current:

Advances to suppliers	302,712	364,409
Tax credits	1,214,385	794,332
Prepaid expenses	473,479	617,751
Miscellaneous	143,848	156,792
	2,134,424	**1,933,284**

Non-Current:

EDESA S.A. – 132 Kv power line (note 8)	3,653,335	3,653,335
Allowance for doubtful accounts (schedule III)	(3,600,000)	(3,600,000)
	53,335	**53,335**

The breakdown of the balances as of March 31, 2004 according to their collection or use period is as follows:

a) To become due:	
within 3 months	354,942
between 3 and 6 months	1,687,864
more than 1 year	53,335
b) With no specified due date	91,618
Total	**2,187,759**

These receivables do not accrue interest, except for the advances paid to certain suppliers and non-current receivables, whose annual interest rate ranges from 7.5% to 15%.

3.3 Liabilities

The breakdown of the balances as of March 31, 2004 according to maturity is as follows:

To become due:	
within 3 months (2)	9,152,035
between 6 and 12 months	2,169,203
more than 1 year (1)	76,257,508
With no specified due date	1,471,425
	89,050,171

(1) Includes a debt at discounted value for the issuance of corporate notes for $ 75,507,349 (nominal value 153,296,000) maturing in 2013 which accrues interest at an annual rate of 2%, payable semiannually (See notes 1, 2 and 6).

(2) Includes a balance with Powerco S.A. (Parent Company) for 1,197,326.

3.4 Net sales

	.....2004.....	.....2003.....
Sales of electricity	10,472,454	9,024,030
Discounts for services received	(876,217)	(1,037,068)
Municipal contribution	(45,000)	(45,000)
	9,551,237	**7,941,962**

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of March 31, 2004 and 2003 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

Through December 31, 2002, the Company determined income tax by applying the applicable rate of 35 % on the taxable income for the year, without considering the effect of the temporary differences between the accounting and taxable income. As from the fiscal year commenced January 1, 2003, the generally accepted accounting principles require the application of the deferred tax method to determine income tax. This method consists of recognizing the effects of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes as well as the existence of tax losses that may be applied to offset future taxable income, with the consequent recognition of deferred tax assets and liabilities.

As of March 31, 2004, total temporary differences and existing tax losses represent a net deferred tax asset of approximately 13,400,000. However, the Company has recorded an allowance for the total amount of the deferred tax asset given that its recoverability during the period in which it may be applied to offset taxable income is uncertain.

Furthermore, as of March 31, 2004 and December 31, 2003, no income tax reserve has been recorded due to the existence of tax losses.

The breakdown of the net deferred tax asset as of March 31, 2004 and December 31, 2003 is as follows:

Detail	03/31/04	12/31/03
Tax losses	39,480,000	39,480,000
Undeductible allowances	2,860,000	2,860,000
Temporary differences	(28,940,000)	(25,740,000)
Net assets	13,400,000	16,600,000
Allowance for deferred tax asset	(13,400,000)	(16,600,000)
Balance	**0**	**0**

As to the tax on minimum presumed income, in March, 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to this tax. The Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.

6. LOANS

	..31/03/04..	..31/12/03..
Current:		
Current account overdrafts	636,243	543,153
Interest on Corporate Notes (schedule IV)	1,532,960	906,509
	2,169,203	**1,449,662**
Non-Current:		
Corporate Notes (schedule IV)	**75,507,349**	**72,048,700**

On August 4, 2000, the Company's Board of Directors arranged for a new issue of Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010 at a floating interest rate. With this new issue, plus a cash disbursement of US$ 6,000,000 the Company exchanged and replaced the amount owed (principal and interest) from outstanding Corporate Notes for US$ 60,000,000, issued in 1996 with maturity date in 2001 and at an annual 12% interest rate which had also replaced, prior payment of US$ 5,000,000, the first issue in 1994 for US$ 65,000,000, maturing in 1996 at an interest rate of 12% p.a.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. The remaining amount of outstanding Corporate Notes for US$ 22,331,400 was restructured on October 3, 2003, as a consequence of the favorable Judgment in the Action for the Review of the Agreement filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013.

In November 2003, the aforementioned amount was reduced in US$ 400,000 due to the purchase of Corporate Notes from a holder who had filed a complaint. Subsequent to this event, the restructured debt amounts to US$ 53,600,000, which at present value (see note 2 "Refinancing of liabilities – Corporate Notes") amounts to US$ 24,590,000.

The recording of the restructured debt for Corporate Notes at its present value, as required by generally accepted accounting principles, resulted in a gain, whose calculation is detailed below, which has been charged to prior years' results and to the extraordinary results for fiscal year 2003:
As from the fiscal year commenced January 1, 2004, the Company has begun to accrue the aforementioned debt recorded at its present value.

	US$	**Exchange rate**	**Pesos**
Nominal value of corporate notes at the exchange rate in effect at December 31, 2002	54,000,000	3.37	181,980,000
Present value of Corporate Notes prior to the restructuring applying an annual discount rate of 12% as of December 31, 2002	34,899,858	3.37	117,612,521
Net gain on calculation of the present value of the debt charged to both the accumulated deficit and the loss for the year ended December 31, 2002 (see note 2)			**64,367,479**
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of December 31, 2003	24,899,389	2.93	72,955,209
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of March 31, 2004	26,937,171	2.86	77,040,309
Total			**(*) 4,085,100**

(*) Included in "Exchange rate differences and accrual of the net present value of corporate notes"

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 1,432,753 as of March 31, 2004. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A., whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect.
- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement whereby the contract between the Company and Edesa S.A. was extended.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of March 31, 2004 and December 31, 2003, disbursements made to finance this work amounted to 3,653,335 and have been recorded as Other non-current receivables. This receivable accrues interest at an annual rate of 15%.

As of the end of the fiscal year ended December 31, 2003, the Company's management has decided to record an allowance for 3,600,000 (schedule III) due to the uncertainty regarding the recoverability of this credit.

9. RESTRICTIONS ON THE SETTING OF THE SPOT PRICE - RESOLUTION 240/03 OF THE ENERGY SECRETARIAT

The electricity generated by the Company is sold in the Wholesale Electricity Market in two ways: in the Term Market, through supply or electricity agreements entered into between the parties, and in the Hourly Price Market, or "Spot" Market, at the hourly price set by CAMMESA, based on the supply and demand.

The "freezing" of the Seasonal Price of energy at a price that was not enough to cover production costs, caused the Stabilization Fund to run out and be insufficient to finance the Wholesale Market. Having as an excuse the lack of transparency in the supply of natural gas to power generation plants, but with the clear aim of not increasing the loss and until the supply were stabilized, the Regulatory Authority took control of the Spot Price Market through Resolution 240/03 of the Energy Secretariat issued on 08/14/03. Although this resolution was published in the *Official Gazette* on 08/19/03, it has been applied since 08/15/03. This resolution does not include, in the setting of the price, the Cost of Water used for the economic dispatch in dam stations, and creates a fictitious mechanism for setting the price, considering the free availability of natural gas in thermal power plants in operation or that could be in operation within the next hour, thus excluding liquid fuels in the setting of the price.

By note No. 526 of the Under-Secretariat of Energy, dated 10/09/03, the Regulatory Authority suspended the application of Resolution 240/03 as long as no restrictions existed in the supply of natural gas. This measure was soon nullified by Note S.C.E.E. No. 65 dated January 30, 2004, which went into effect as from that same date and when the first supply restrictions occurred. Due to the application of this methodology, during 2004 there will be a decrease in Company's revenues as compared to those achieved in the previous year.

10. RESTRICTIONS ON THE COLLECTION OF CREDITS WITH CAMMESA – RESOLUTION 406/03 OF THE ENERGY SECRETARIAT

The electricity, capacity and related services sold by the Company in the Wholesale Electricity Market result in economic transactions managed by CAMMESA, whose economic funds derive from the balance of prices that should be observed between those who pay and those who produce the traded good.

As the Regulatory Authority did not fix a uniform price, stabilized every 90 days, that included generation and transportation costs, as established in section 36 of Law No. 24,065, the Stabilization Fund ran out and became insufficient to finance the Wholesale Market. In order to priorize payment to creditors in view of the insufficient economic resources, and until the seasonal price were set at a balanced value, the Authority took control of the Market by means of Resolution 406/03 of the Energy Secretariat issued on 09/08/03 and retroactively applied since 09/01/03.

The effects of the aforementioned measure make it possible to anticipate an additional decrease in revenues since the aforementioned resolution –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the Seasonal Fund recovers.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

PROPERTY, PLANT AND EQUIPMENT

	2004										2003
	Original values				Depreciation						
							Current year				
	Balance at beginning of the year	Additions	Disposals	Balance at the end of the period	Accumulated at beginning of the year		Rate %	Amount	Accumulated at the end of the period	Net value	Net value
Land	1,754,085			1,754,085						1,754,085	1,754,085
Buildings	60,295,042	4,500		60,299,542	16,994,672		2.55	438,397	17,433,069	42,866,473	43,300,370
Turbines	97,289,830			97,289,830	42,150,908		0.39	710,804	42,861,712	54,428,118	55,138,922
Boilers	98,099,950			98,099,950	34,414,501		0.32	693,479	35,107,980	62,991,970	63,685,449
Transformers	13,874,144			13,874,144	6,233,327		0.61	109,490	6,342,817	7,531,327	7,640,817
Water treatment plant	2,575,554			2,575,554	1,001,913		0.61	21,265	1,023,178	1,552,376	1,573,641
Auxiliary equipment	831,733			831,733	373,752		0.61	6,565	380,317	451,416	457,981
Gas plant and gas pipeline	4,182,340			4,182,340	1,879,038		0.61	28,630	1,907,668	2,274,672	2,303,302
Tools	842,656			842,656	842,656		10.00		842,656		
Vehicles	524,358			524,358	451,509		20.00	7,795	459,304	65,054	72,849
Furniture and fixtures	1,584,292	2,927		1,587,219	1,536,092		20.00	6,324	1,542,416	44,803	48,200
Facilities	818,856	15,582		834,438	811,594		20.00	8,577	820,171	14,267	7,262
Software	190,969			190,969	190,969		33.00		190,969		
Maintenance expenses	15,775,020	119,586		15,894,606	10,635,692		16.67	303,491	10,939,183	4,955,423	5,139,328
TOTAL 03/31/04	**298,638,829**	**142,595**		**298,781,424**	**117,516,623**			**2,334,817**	**119,851,440**	**178,929,984**	
TOTAL 12/31/03	**295,337,064**	**3,319,247**	**17,482**	**298,638,829**	**107,727,731**	**17,482**		**9,806,374**	**117,516,623**		**181,122,206**

SCHEDULE II

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

INVESTMENTS

Account	Type	Nominal Value	Quotation Value	Recorded Value 03/31/04	Recorded Value 12/31/03
CURRENT INVESTMENTS					
Mutual funds	SBS Sociedad de Bolsa			86,798	
	Letes			53,340	
	Bank of New Cork – US$	18,170	2.88	52,330	23,530
Total Mutual funds				192,468	23,530
Time deposit					53,340
Total Time deposit					53,340
TOTAL CURRENT INVESTMENTS				**192,468**	**76,870**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

ALLOWANCES / RESERVES

Items	2004					
	Balance at beginning of the period	Increases		Decreases		Balance at the end of the period
Deducted from assets						
Allowance for bad debts	4,175,126					4,175,126
Allowance for other doubtful accounts	3,600,000					3,600,000
Allowance for deferred tax assets	16,600,000			3,200,000	(2)	13,400,000
TOTAL 03/31/04	**24,375,126**			**3,200,000**		**21,175,126**
TOTAL 12/31/03	**28,365,126**	**6,600,000**		**10,590,000**		
Included in liabilities						
Contingency reserve	1,445,919	1,281	(1)	14,447	(2)	1,432,753
TOTAL 03/31/04	**1,445,919**	**1,281**		**14,447**		**1,432,753**
TOTAL 12/31/03	**1,097,865**	**1,769,079**		**821,025**		

(1) Charged to other income and expense, net
(2) To cover foreseen events

SCHEDULE IV

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	03/31/04				12/31/03		
	Currency and amount		Exch. rate $	Booked amount in local currency (pesos)	Currency and amount		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	US$	1,031,072	2.82	2,856,864	US$	1,018,714	2,933,898
Investments	US$	68,251	2.82	192,468	US$	8,170	23,530
Total Current Assets				**3,049,332**			**2,957,428**
TOTAL ASSETS				**3,049,332**			**2,957,428**
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	US$	536,000	2.86	1,532,960	US$	309,389	906,509
Total Current Liabilities				**1,532,960**			**906,509**
NON-CURRENT LIABILITIES							
Loans							
Corporate notes	US$	26,401,171	2.86	75,507,349	US$	24,590,000	72,048,700
Total Non-Current Liabilities				**75,507,349**			**72,048,700**
TOTAL LIABILITIES				**77,040,309**			**72,955,209**

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(stated in pesos – note 2)

COST AND EXPENSES

	2004				2003
	Cost of sales	Selling expenses	Administrative expenses	Total	Total
Fees			49,500	49,500	33,000
Salaries and wages	967,615	188,939	154,817	1,311,371	1,167,016
Social security charges	155,149	33,226	34,871	223,246	232,200
Fuel	5,337,545			5,337,545	4,031,481
Spare-parts and materials	176,457			176,457	105,069
Services contracted	219,386	20,210	218,499	458,095	409,141
Communications			80,665	80,665	81,512
Office expenses		20,238	49,796	70,034	567,140
Depreciation of property, plant and equipment	2,327,499		7,318	2,334,817	2,055,600
Insurance	146,616			146,616	238,382
Taxes and rates	1,405		100,564	101,969	119,432
Miscellaneous		29,535	130,294	159,829	138,461
TOTAL 2004	**9,331,672**	**292,148**	**826,324**	**10,450,144**	
TOTAL 2003	**7,589,983**	**267,942**	**1,320,509**		**9,178,434**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004

(restated to reflect the effects of inflation - stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous years or periods or which could affect comparison with those to be presented in future periods:

   See notes 1 c), 9 and 10 to the financial statements, regarding the changes introduced to the Argentine economic framework and their impact on the Company.

3. Classification of credit and debit balances:

   See notes 3.2., 3.3. and 3.4.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Debit balances	Credit balances
1. In local currency (includes allowances/reserves).	14,019,512	12,009,862
2. In foreign currency (US dollars)	.	77,040,309
TOTAL	**14,019,512**	**89,050,171**

   b) The classification according to the type of adjustment is as follows:

	Debit balances	Credit balances
1. Subject to adjustment clause		558,928
2. With no adjustment clause	14,019,512	88,491,243
TOTAL	**14,019,512**	**89,050,171**

c) The classification according to the accrual or not of interest is as follows :

	Debit balances	Credit balances
1. Accruing interest (net of allowances /reserves)	53,335	75,507,349
2. Not accruing interest	13,966,177	4,542,822
TOTAL	**14,019,512**	**80,050,171**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital and votes.

   None.

   b) Balances with Subsidiary and Related Companies (Powerco S.A.(Parent)):

Accounts receivable	2,206,013
Accounts payable	(1,197,326)

   c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stocktakings over the period.

   There are no supplies in a damaged condition, out of use or inactive.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical appraisal reserve when part of the same had been previously reduced to offset losses:

None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations.

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, see note 2, under "Recoverable value".

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	118,100	65,054
Fixed asset and spare-parts and materials (except land and vehicles)			
	Total	217,000,000	182,241,371

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future capital subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in section I. These documents are the responsibility of the Company's management.

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of March 31, 2004.

b) Statement of operations for the three-month period ended March 31, 2004.

c) Statement of changes in shareholders' equity for the three-month period ended March 31, 2004.

d) Statement of cash flows for the three-month period ended March 31, 2004.

e) Notes 1 through 10 and supplemental schedules I through V for the three-month period ended March 31, 2004.

f) Informative summary required by the National Securities Commission for the three-month period ended March 31, 2004.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the three-month period ended March 31, 2004.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations which require that the documents detailed in items a) through e) be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in section I, we have examined the work performed by the external auditor, Deloitte & Co S.R.L., who issued its report dated May 11, 2004, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures on the accounting information included in the financial statements and making enquiries to the personnel of the Company responsible for accounting and financial issues. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

Provided that it is not our responsibility to control Company's management, our review has included neither the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

III) PRIOR CLARIFICATIONS

As explained in note 1c) to the financial statements, the measures adopted by the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561/02 and those of the subsequent regulatory decrees, modified the electric market significantly. The price of electricity was mandatorily converted into pesos at the rate of 1 peso per US dollar. Therefore, the Company's revenues have been converted into pesos while part of its expenses and a significant part of its liabilities are denominated in US dollars.

As of to date, the Federal Government has not yet defined its official stance with regard to the rates of the electricity sector and the renegotiation process of such rates is still underway.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government –concerning the economic policy and, particularly, with regards to the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

IV) STATUTORY AUDITORS' REPORT

Based on our review, we are able to report that:

a) According to that mentioned in section II, we are able to report that the financial statements as of March 31, 2004 referred to in section I, take into account all the events and circumstances of which we have become aware and that we have no observations to make other than those mentioned in section III.

b) The Informative Summary required by General Resolution No. 368/01 of the National Securities Commission for the three-month period ended March 31, 2004 includes the information required by item 6 of Appendix I of Book VII of said resolution. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned document are the responsibility of the Company's Management. The amounts included in said document, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements mentioned in section I, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

Autonomous City of Buenos Aires, May 11, 2004

CARLOS ALBERTO PALLA
On behalf of the Statutory Auditors


CENTRAL TERMICA
GÜEMES S.A.

Financial statements for the six-month period ended June 30, 2004

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF JUNE 30, 2004

1. A Brief on Company's Activities

Production and Sales

During the first six months of 2004, 614 GWh were produced, which means a level of production 28% higher than that for the same period of the previous fiscal year (478 GWh), whereas the production volume sold to the market throughout the same period amounted to 582 GWh.

Prices

The average price of energy at the Güemes node and power supplied during the first six months of 2004 amounted to $38.39/MWh ($22,341,230/582 GWh), which turned out lower than the average price for the same period of the previous year ($44.80 /MWh ($20,027,623/447 GWh) by 14%.

Sales

Gross sales (net of compensations with the system) for the first half of 2004 increased 12% to $22,341,230 as compared to the $20,027,623 for the same period of the previous year. The $2.3 million absolute variation in gross sales is due mainly to both the increase recorded in production ($6.0 million) and the decrease recorded in price (-$3.7 million).

Results

The operating result for the six-month period ended June 30, 2004 showed a loss amounting to $1,946,419, which was lower than the $2,063,019 operating loss for the first six months of the previous year by $116,600.

The net result for the six-month period ended June 30, 2004 showed a loss of $10,592,586, which considering the profit for the same period of the previous year showed a loss of $35.8 million.

It is important to clarify that the net loss of $10,592,586 as of June 30, 2004 includes a loss of $7.4 million as a consequence of the accrual of the debt in corporate notes after the restructuring at its net present value.

2. Equity and Results Structure

2.1 Equity Structure

	....2004....	....2003....	....2002....	....2001....	....2000....
Current Assets	25,191,346	25,928,156	31,914,099	36,658,487	53,704,473
Non-Current Assets	180,355,649	189,657,703	217,006,847	204,275,840	209,088,379
Total	**205,546,995**	**215,585,859**	**248,920,946**	**240,934,327**	**262,792,852**
Current Liabilities	16,966,738	6,632,587	6,813,432	16,851,935	35,040,080
Non-Current Liabilities	78,662,865	154,099,302	229,148,095	120,977,949	131,408,964
Subtotal	**95,629,603**	**160,731,889**	**235,961,527**	**137,829,884**	**166,449,044**
Shareholders' Equity	109,917,392	54,853,970	12,482,305	103,104,443	96,343,808
Total	**205,546,995**	**215,585,859**	**248,443,832**	**240,934,327**	**262,792,852**

2.2 Results Structure

Operating Results	(1,946,419)	(2,063,019)	1,924,903	(1,825,209)	(3,597,714)
Financial Results	(8,646,167)	27,251,203	(99,552,813)	(623,613)	1,021,622
Net Ordinary (Loss) Income	**(10,592,586)**	**25,188,184**	**(97,627,910)**	**(2,448,822)**	**(2,576,092)**
Extraordinary Loss					(888,176)
(Loss) Income for the Period	**(10,592,586)**	**25,188,184**	**(97,627,910)**	**(2,448,822)**	**(3,464,268)**

3. Statistical data (in physical units)

Production

	GWh	GWh	GWh	GWh	GWh
Production volume	614	478	757	711	827
Sales volume	582	447	705	665	775

Ratios

Liquidity	1.49	3.91	4.60	2.18	1.53
Debt	0.87	2.93	18.90	1.34	1.73
Profitability	(8.8%)	85%	(89%)	(2.4%)	(3.6%)

4. Prospects

Although the government had showed signs in the sense that it was necessary to adjust the seasonal price for the May-July 2004 period, that measure was not enough to reduce the deficit of the Seasonal Fund. This imbalance was caused not only by the increase in the reference price of natural gas, but mainly by a greater use of liquid fuels (there were machines operating at an average cost of $240/MWh) and the import of electricity from Brazil at costs close to $140/MWh.

Due to this imbalance, generators' credits for power supplied in May 2004 could not be totally paid. Consequently, the Energy Secretariat issued note 707 which established that due to CAMMESA's lack of sufficient funds, generators would be paid only 70% of the power supplied. With regard to the natural gas, CTG is facing some difficulties in closing supply agreements for the 2004 period, given that, in addition to the fact that the government does not allow an increase in reference prices of electricity, natural gas demand from the industrial sector has significantly increased. CTG was able to renew, as from May, the natural gas supply agreement for a daily volume of 1,000 Dm3, which will allow the Company to operate with two groups (GUEMTV11 and GUEMTV13).

The possibility of buying natural gas from Bolivia, once authorized by the Energy Secretariat, will allow the Company to recover power revenues of the machines that were available due to the lack of gas. In this sense, the Company is currently negotiating the purchase of a daily volume of 250,000 m3 with natural gas producers.

With regard to the agreements in the Term Market, the agreement signed by CTG to export 150 MW to Uruguay will continue in effect until January 2005.
During 2004 there will be a significant decrease in revenues as compared to 2003 due to the application of resolutions 240 and 406 of the Energy Secretariat. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel). On the price-fixing list there are even machines which are available but inactive because of the lack of natural gas. This causes the market price to be limited to $40 per MWh during the periods of maximum thermal demand and winter, compared to the $120 per MWh it could reach prior to the application of resolution 240. The Resolution recognizes the real operating cost of those machines which operate with fuels other than natural gas (between $120 and $260 per MWh for liquid-fuel-fed machines and $60 per MWh for hydraulic ones).

The combined effects of resolutions 240 and 406 make it possible to anticipate an additional decrease in revenues, since the latter –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the Seasonal Fund recovers.

AUDITORS' REPORT

(Limited Review)

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the Director acting President and other Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have performed a limited review of the accompanying balance sheet of Central Térmica Güemes S.A. as of June 30, 2004, and the related statements of operations, changes in shareholders' equity and cash flows, including notes 1 through 11 thereto and supplemental schedules I through V, for the six-month period then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review performed with the scope mentioned in 2.

2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and does not include all the procedures necessary to express an opinion on the Company's financial position, the results of its operations, changes in shareholders' equity and cash flows. Accordingly, we do not express such an opinion.

3. Prior clarifications

a) As explained in note 1c) to the financial statements, the measures adopted by the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561/02 and those of the subsequent regulatory decrees, modified the electric market significantly. The price of energy was mandatorily converted into pesos at the rate of 1 peso per US dollar. Therefore, the Company's revenues have been converted into pesos while part of its expenses and a significant part of its liabilities are denominated in US dollars. Furthermore, the Government has adopted several measures that have modified the way in which prices are fixed in the electricity market, changing its functioning significantly.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

b) The information as of December 31, 2003 and June 30, 2003, presented for comparative purposes, arise from the financial statements as of those dates.

(i) On March 10, 2004, we issued our auditors' report on the financial statements for the fiscal year ended December 31, 2003. Our opinion on those financial statements was subject to the effects of the situation described in the *Prior clarifications* section of that report, which agrees with that mentioned in paragraph a) of this section.

(ii) Furthermore, on August 8, 2003 we issued our limited review report on the financial statements for the six-month period ended June 30, 2003 which included a qualification detailed in the *Prior clarifications* section of that report, which agrees with that mentioned in paragraph a) of this section. Those financial statements have been adjusted by the Company's management as of December 31, 2003 to include the effects of the changes in the accounting criteria, arising from the application of the generally accepted accounting principles mentioned in note 2 to the financial statements.

4. Limited Review Report

Based on the procedures applied, as described in section 2 of this report, which did not include all the procedures necessary to express an opinion on the financial statements subject to our review, we are able to report that the financial statements as of June 30, 2004 referred to in section 1, take into account all the events and circumstances of which we are aware and that we have no observations to make other than those mentioned in section 3.

5. Special information required by current legal regulations
(for the six-month period ended June 30, 2004)

a) The amounts of the financial statements referred to in section 1 of this report, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements have been prepared, in all formal aspects, in accordance with the provisions of Law No. 19,550 and General Resolution No. 434/03 of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our limited review, the scope of which is mentioned in section 2 of this report, we have examined the Informative Summary and the Additional Information, both for the six-month period ended June 30, 2004, prepared by the Company's Board of Directors as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence, other than that mentioned in section 3 a).

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of June 30, 2004, amount to $ 93,726.75, which are not due as of that date.

6. The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

Autonomous City of Buenos Aires, August 6, 2004

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia de Salta

Corporate purpose:	(a) Industrial Activities: Operation of thermoelectric and hydroelectric generation plants or any other plants using any other energy source, whether owned by the Company or by third parties, for the generation, production and sale of electricity, as well as any other industrial or commercial activity complementary to or necessary for the carrying out of its purpose; (b) Import and Export of raw materials and any kind of goods, products and machinery related to the corporate purpose; (c) Services: Rendering and provision of assistance, maintenance, operation, administration and counseling services to both natural and artificial persons.
Registration Number with the Companies' Inspection Bureau of Salta:	35/99
Registration Number in the Court of Original Jurisdiction in Commercial Matters of the Province of Salta:	Folio 9/10, Entry 2425 of the Corporations Book 10
Filing date of the Company's by-laws and amendments thereto with the Companies' Inspection Bureau:	September 18, 1992, September 2, 1993, July 8, 1999, February 29, 2000 and December 4, 2002.
Duration of the Company:	February 28, 2092
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes:	60%

FISCAL YEAR No. 13
COMMENCED JANUARY 1, 2004

FINANCIAL STATEMENTS AS OF JUNE 30, 2004

(six-month period)
(stated in pesos – note 2)

CAPITAL STOCK

(note 4)

	......2004 and 2003.... Subscribed and Paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	62,906,000

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

	......06/30/04.....	.....12/31/03.....
ASSETS		
CURRENT ASSETS		
Cash and banks	3,860,474	5,081,256
Investments (schedules II and IV)	106,396	76,870
Accounts receivable (note 3.1)	17,849,053	9,530,254
Other receivables (note 3.2)	2,317,739	1,933,284
Spare-parts and materials	1,057,684	587,539
Total Current Assets	**25,191,346**	**17,209,203**
NON-CURRENT ASSETS		
Other receivables (note 3.2)	53,335	53,335
Spare-parts and materials	3,856,214	4,570,000
Property, plant and equipment (schedule I)	176,446,100	181,122,206
Deferred tax (note 5)		
Total Non-Current Assets	**180,355,649**	**185,745,541**
TOTAL ASSETS	205,546,995	202,954,744
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable:		
Trade accounts payable	11,817,160	4,915,390
Loans (note 6)	3,988,836	1,449,662
Payroll and social security charges	938,741	762,868
Taxes	217,066	1,028,897
Other liabilities	4,935	43,172
Total Current Liabilities	**16,966,738**	**8,199,989**
NON-CURRENT LIABILITIES		
Accounts payable:		
Loans (note 6)	76,560,906	72,048,700
Taxes	750,159	750,159
Total accounts payable	**77,311,065**	**72,798,859**
Reserves (schedule III)	1,351,800	1,445,919
Total Non-Current Liabilities	**78,662,865**	**74,244,778**
Total Liabilities	**95,629,603**	**82,444,767**
SHAREHOLDERS' EQUITY		
(as per the corresponding statements)	**109,917,392**	**120,509,977**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**205,546,995**	**202,954,744**

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(stated in pesos – note 2)

	......2004......	......2003......
Net sales (note 3.4)	20,778,120	17,823,154
Cost of sales (schedule V)	(20,196,342)	(15,982,212)
Gross Profit	**581,778**	**1,840,942**
Selling expenses (schedule V)	(649,304)	(582,945)
Administrative expenses (schedule V)	(1,878,893)	(3,321,016)
Operating Loss	**(1,946,419)**	**(2,063,019)**
Financial results		
Generated by assets		
Exchange rate difference, interest and holding results	42,978	161,481
Generated by liabilities		
Interest and exchange rate difference	(1,780,364)	27,155,819
Exchange rate difference and accrual of the net present value of corporate notes (note 6)	(6,778,817)	
Bank charges and expenses	(42,855)	(65,429)
Other income and expense, net	(87,108)	(668)
(Loss) Income before taxes	**(10,592,585)**	**25,188,184**
Income tax (note 5)		
NET (LOSS) INCOME FOR THE PERIOD	**(10,592,585)**	**25,188,184**
(Loss) Earnings per share	**(0.17)**	**0.40**

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(stated in pesos – note 2)

	Owners' contributions		Reserved earnings	Accumulated deficit	Total
	Capital stock	Adjustment to capital	Legal reserve		
Balances as of December 31, 2002 (including adjustments)	62,906,000	86,016,073	1,391,572	(56,280,380)	94,033,265
Net income for the period				25,188,184	25,188,184
Balances as of June 30, 2003	**62,906,000**	**86,016,073**	**1,391,572**	**(31,092,196)**	**119,221,449**

	Owners' contributions		Reserved earnings	Accumulated deficit	Total
	Capital stock	Adjustment to capital	Legal reserve		
Balances as of December 31, 2003	62,906,000	86,016,073	1,391,572	(29,803,668)	120,509,977
Net loss for the period				(10,592,585)	(10,592,585)
Balances as of June 30, 2004	**62,906,000**	**86,016,073**	**1,391,572**	**(40,396,253)**	**109,917,392**

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(stated in pesos – note 2)

	.....2004.....	.....2003.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Net (loss) income for the period	(10,592,585)	25,188,184
Adjustments to reconcile net (loss) income to net cash provided by operating activities		
Depreciation of property, plant and equipment	4,823,634	4,204,168
Depreciation of property, plant and equipment disposed of	(764)	
Increase in allowances/reserves		1,007,872
Unpaid interest and exchange rate differences accrued	2,382,512	891,489
Subtotal	(3,387,203)	31,291,713
Net changes in operating assets and liabilities		
Increase in accounts receivable	(8,318,799)	(1,632,320)
(Increase) decrease in other receivables	(384,455)	604,995
Decrease (increase) in spare-parts and materials	243,641	(374,256)
Increase in trade accounts payable	6,901,770	643,522
Decrease in payroll, social security charges and taxes	(635,958)	(168,604)
(Decrease) increase in other liabilities	(38,237)	39,000
Use of allowances/reserves	(94,119)	(111,453)
Net cash (used in) provided by operating activities	**(5,713,360)**	**30,292,597**
INVESTING ACTIVITIES		
Sale of property, plant and equipment	1,908	
Acquisition of property, plant and equipment	(148,672)	(2,599,203)
Net cash used in investing activities	**(146,764)**	**(2,599,203)**
FINANCING ACTIVITIES		
Net increase (decrease) in loans	4,668,868	(32,205,510)
Net cash provided by (used in) financing activities	**4,668,868**	**(32,205,510)**
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(1,191,256)**	**(4,512,116)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**5,158,126**	**10,281,535**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**3,966,870**	**5,769,419**

(1) Cash and banks and Investments

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

1. EXCHANGE OF CORPORATE NOTES – ECONOMIC CONTEXT AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

a) Exchange of Corporate Notes

As from June 2002, due to the uncertainty caused by the serious economic and financial crisis which the country and the electricity market in general have been going through, the Company's Board of Directors decided to begin conversations with the holders of Corporate Notes (floating rate for US$ 54,000,000 due in 2010), so as to rediscuss with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon in the Agreement approved by resolution dated September 12, 2000 which was later complemented by other explanatory resolutions dated September 19 and 26, 2000.

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25561 and 25563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) in relation to the holders of Corporate Notes (the "Notes"): (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of the Notes issued under the Agreement, to inform them about the Company's need to change the terms and conditions of the Agreement, as a consequence of the New Regulations and the new economic and financial context of both the country and the electricity sector, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

Given that the Company had not defaulted on interest payments of the Notes, the main creditors were not interested in initiating negotiations of any kind.

On November 15, 2002, the Board of Directors called a Special Shareholders' Meeting in order to obtain the legally required consent to prepare the terms and conditions of the exchange offer to be made to the holders of the Notes issued under the Agreement.

On December 4, 2002, the Special Shareholders' Meeting unanimously approved the proposal submitted by the Director acting President, which consisted of modifying sections five and six of the Company's By-laws in order to have a new element for negotiating the future proposal for the restructuring of the Company's financial debt, subjecting the capital increase to be proposed and those amendments, to the acceptance of proposal No 1, described in the "Exchange Offer", by Corporate Note holders.

The aforementioned "Exchange Offer" was made on December 20, 2002 and its maturity date, originally fixed for January 31, 2003, was extended until February 14, 2003. In the "Exchange Offer", the Company offered Corporate Note holders two proposals which consisted of:

Proposal No. 1:
Up to a maximum amount of US$ 32,400,000 in new Corporate Notes at an annual interest rate of 3%, with final maturity in 2013, ("New Corporate Notes Proposal 1") and up to a maximum of 24,840,000 common shares Class D of its common stock, nominal value 1.00 each, representing approximately 28.31% and 7.32% of the Company's capital stock and voting rights, respectively. For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange, the Company would issue "New Corporate Notes Proposal 1" for a principal amount of US$ 600 and 460 shares (rounding the value to the immediately following whole number in order to issue New Corporate Notes in minimum denominations of US$ 1.00 and avoid the issuance of cent-denominated shares).

Proposal No. 2:
Up to a maximum amount of US$ 54,000,000 in Corporate Notes at an annual interest rate of 2%, with final maturity in 2013 ("New Corporate Notes Proposal 2"). For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange pursuant to this proposal, the Company would issue "New Corporate Notes Proposal 2" for a principal amount of US$ 1,000.

The New Corporate Notes will constitute common, unsecured and unsubordinated obligations of the Company which will mature ten years after issuance (the "Maturity Date of the New Corporate Notes"). Interest on the principal amount pending amortization will be paid semiannually, in arrears and in cash. The first interest payment will fall due on the sixth month following the date of issuance. Principal will be repaid in only one payment on the Maturity Date of the New Corporate Notes.

The New Corporate Notes will be regarded as Corporate Notes pursuant to the provisions of the Corporate Notes Law No. 23576, as amended by Laws Nos. 23962 and 24435 (the "Corporate Notes Law"), and will therefore enjoy the benefits and be subject to the formalities therein established. In accordance with the provisions of Decree No. 749/2000 and Resolution No. 368/01 of the National Securities Commission (CNV), the New Corporate Notes offered in exchange for the Outstanding Corporate Notes will not be assessed according to risk.

The holders who offered their existing Corporate Notes within the "Exchange Offer" would receive a premium for the acceptance in the amount of US$ 7.50 for each US$ 1,000 in principal of the existing Corporate Notes.

The Exchange Offer was subject to both the holders offering 100% of the outstanding principal amounts of existing Corporate Notes and the approval of all the regulatory provisions necessary in Argentina.

In the Board of Directors' meeting held on February 27, 2003, the Director acting President informed the Directors that the previously mentioned "Exchange Offer" had been concluded on February 26, 2003, at 5 p.m. New York time.

Subsequent to that, he proposed that, taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of Outstanding Notes), the condition established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of Outstanding Corporate Notes principal, be dispensed and that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market, still pending, be accepted. Furthermore, he proposed that the transaction and the exchange of the Outstanding Corporate Notes offered for the New Corporate Notes for a definitive amount to be informed by the Agent in charge of the Exchange, be closed and made as soon as possible.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding corporate notes amounts to US$ 22,331,400 (the "Remaining Corporate Notes").
The Company's Board of Directors stated that the purpose of the new corporate notes is to restructure the debt. Therefore the purpose of refinancing of liabilities mentioned in section 35 of the Corporate Notes Law is applicable to this case.

On March 17, 2003, in accordance with the prohibitory injunction issued on the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement (the "Action for the Review of the Agreement"), the Company's Board of Directors was authorized to suspend the accrual and payment of interest installments maturing as from March 26, 2003 under the terms stipulated in the Agreement and, in consequence whereof, was authorized to pay them in accordance with the terms of the judicial proposal contained in the Action for the Review of the Agreement –annual rate of 2%- until final judgment on the subject-matter of the Action for the Review of the Agreement were issued (the "Judgment").

On August 5, 2003, the Company was notified of a complaint for US$ 22,331,400 (the "Complaint") filed in the Courts of New York (the "Court") by an alleged holder of US$ 4,700,000 of the Remaining Corporate Notes. The Complaint was filed by Van Eck Global Opportunity Master Fund, Ltd, alleged holder of US$ 4,700,000 of the Remaining Corporate Notes ("Van Eck"). Van Eck requested of the Court the following: (a) the payment of the difference in interest payment corresponding to the fifth installment of the Remaining Corporate Notes matured on March 26, 2003 which amounts to US$ 23,500 (twenty-three thousand five hundred) plus interest, (b) the acceleration of all the debt which the Company has with Van Eck as it considers that the Company has not complied with its obligation to pay interest at the rate agreed upon in the Trust Agreement, (c) the Court's finding that Van Eck is entitled to be paid interest at the rate duly agreed upon in the Trust Agreement and in the Certificates of the Remaining Corporate Notes. The Company came to a settlement (the "Settlement") with Van Eck whereby Van Eck agreed to abandon the action and waive its right (the "Abandonment/Waiver"), in exchange for the Company's commitment to purchase from Van Eck a portion of the corporate notes that will replace the Remaining Corporate Notes, which will be issued immediately after the rendering of the Judgment approving the Action for the Review of the Agreement and ordering the exchange of the Remaining Corporate Notes for the new corporate notes (the "New Corporate Notes").

On October 3, 2003, the Judgment granting the Company's petition for the Approval of the Out-of-Court Agreement on the Adaptation of the Agreement and the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement, was rendered and, in consequence whereof, the following was resolved: (1) to approve the Out-of-Court Agreement on the Adaptation of the Agreement in accordance with the terms of the Trust Agreement entered into on March 11, 2003 with the Holders of New Notes, which represents the amount of US$31,668,600 of the claims relating to corporate notes, (2) to consider reviewed the Agreement which represents the amount of US$22,331,400 of the claims relating to corporate notes under the terms of the Alternative 2 of the Judicial Proposal to Adapt the Agreement, consisting of the issuance of new notes, under the proposed terms and conditions, maturing in 2013 and at an annual interest rate of 2% payable semiannually following the maturity order of interest payments that the Company has been paying.

Consequently, and given that the conditions stipulated in the Settlement agreed on with Van Eck were fulfilled, the Company purchased, during the first week of November 2003, the portion of the New Corporate Notes agreed-upon in the Settlement, equivalent to US$400,000, and Van Eck abandoned the action and waived its right

The statements included herein concerning the Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency or applicable rate of exchange, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

b) The country's economic context

Argentina is immersed in a difficult economic situation whose principal indicators are a high level of external indebtedness, a financial system in a critical condition, country risk rates far above normal levels for developing countries and an economic recession that lasted more than four years. This situation has led to a significant fall in the demand of products and services and a large rise in the level of unemployment. Furthermore, the Government's ability to comply with its commitments as well as its possibility of gaining access to bank credit lines have been affected by these circumstances.

In order to deal with this crisis, as from December 2001, several measures aimed at restricting the free availability and circulation of cash and the transfer of funds abroad, were adopted. As from January 2002, several laws, decrees and regulations, which involved a profound change of the existing economic model, were issued. Among the adopted measures the following are worth mentioning: the free floating of the peso rate of exchange, which resulted in a significant devaluation of the peso in the first months of 2002; the mandatory conversion into pesos ("pesification") of public works contracts and utility rates (at the rate of 1 peso per US dollar), the freezing of those rates by suspending indexation mechanisms, and their subsequent renegotiation on a case-by-case basis, the consequent increase in domestic prices, and the conversion into pesos of foreign currency denominated debts incurred by the National, Provincial and Municipal Governments existing as of February 2002 that are governed solely by the Argentine law, at the rate of 1.40 pesos per US dollar or its equivalent in any other foreign currency plus the adjustment resulting from the application of the inflation-linked Referential Stabilization Coefficient ("CER").

As from the passing of Law No. 25561 (Economic Emergency and Foreign Currency Exchange System Reform Law), adjustment clauses denominated in US dollars or in any other foreign currencies, as well as any other indexation mechanisms stipulated in the contracts entered into with the Federal Administration, were declared null and void. The prices and rates in effect as of that date were converted into pesos at the rate of 1 peso per US dollar. Furthermore, the Federal Government is authorized to renegotiate said contracts.

US dollar-denominated debts with the Argentine financial system, as well as those between private parties (i.e. outside the financial system), whatever their origin and nature, incurred pursuant to the Argentine legislation and outstanding as of the date on which Law No. 25,561 was passed, were converted into pesos at the rate of 1 peso per US dollar. The resulting peso amount is adjusted by the "Referential Stabilization Coefficient" ("CER"), published by the Argentine Central Bank ("BCRA"). Said coefficient, which is determined in accordance with the evolution of the consumer price index, has been applied since February 2002. In the specific case of US dollar-denominated debts with the Argentine financial system, a rate, other than the above-mentioned CER coefficient, is applied. This rate shall not exceed the maximum rate established by the BCRA.

The future development of the Argentine economic crisis could require the Government to change some of the adopted measures or to issue additional ones.

c) Company's situation

The measures adopted by the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561/02 and those of the subsequent regulatory decrees, modified the electric market significantly. The price of electricity was mandatorily converted into pesos at the rate of 1 US dollar per 1 peso. Therefore, the Company's revenues have been converted into pesos while part of its expenses and a significant part of its debt are denominated in US dollars. Furthermore, the Government has adopted several measures that have modified the way in which prices are fixed in the electricity market, changing its functioning significantly.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING POLICIES

As required by the provisions of General Resolution No. 434/03 of the National Securities Commission (CNV), as from January 1, 2003 the Company's financial statements have been prepared in accordance with the disclosure and valuation criteria set forth in Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), with the changes introduced by the CNV.

Given the low level of significance of the variations recorded in the domestic wholesale price index, which is the index used for the restatement of financial statements to reflect the effects of inflation, during the period of December 2002 to September 2003, the Company has chosen not to restate the financial statements for the 2003 fiscal year. The effect of not having restated the financial statements from January 1 through September 30, 2003 (as required by the generally accepted accounting principles) is not significant on the financial statements taken as a whole.

The financial statements as of December 31, 2003, presented for comparative purposes, have been restated for inflation as of December 2002.

The main accounting criteria applied in the preparation of the financial statements are as follow:

Monetary items – Cash and banks, receivables, payables and reserves/allowances in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of the period or year. Non-current credit and debit balances that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value (except for the liability for corporate notes), being non-significant the differences in relation to their present values. This same criterion has been applied to current credit and debit balances, as the period may be regarded as a period of monetary stability due to the low variations recorded in the domestic wholesale price index.

Foreign currency denominated assets and liabilities – They have been valued at the rate of exchange in effect as of the end of the period or year, plus interest accrued, if any (See Refinancing of liabilities – Corporate Notes).

Investments – Time deposits have been valued including interest accrued through the end of the period or year, whereas government bonds have been valued at the quoted price as of the end of the period or year.

Spare-parts and materials – They have been valued at their estimated replacement cost as of the end of the period or year.

Property, plant and equipment – Property, plant and equipment has been restated as indicated in the first part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for certain assets for which the unit of production method was applied.

Income tax – As from fiscal year commenced January 1, 2003, the generally accepted accounting principles require the application of the deferred tax method to determine income tax. This method consists of recognizing the effects of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes as well as the existence of tax losses that may be applied to offset future taxable income, with the consequent recognition of deferred tax assets and liabilities.

Refinancing of liabilities – Corporate Notes – Technical Resolution No. 17 of the FACPCE establishes that whenever a debt between independent parties were subject to an interest rate significantly lower than that of the market, the debt will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the transaction. Furthermore, it establishes that whenever a debt between independent parties were replaced by another, whose terms and conditions were significantly different from those originally agreed-upon, the pre-existing account will be closed and a new debt will be recognized, which will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the debt. Additionally, the regulation states *juris et de jure* that the terms and conditions are substantially different if the discounted value of the new debt differs from the discounted value of the refinanced debt in, at least, ten percent. In this regard, and as mentioned in notes 1 and 6, the Company considers that the interest rate of corporate notes is significantly lower than that of the market and that the exchange of corporate notes carried out during fiscal year 2003, constitutes a refinancing in accordance with the new accounting principles. Therefore, the existing debt was written off and the new debt was recognized at its present value, using annual rates of 12% and 11.52%.

Earnings (loss) per share – As required by Technical Resolution No. 18, as from the fiscal year commenced January 1, 2003, the earnings(losses) per share have been disclosed in the statement of operations. This datum has also been included for the comparative period. Given that the Company has issued neither preferred shares nor corporate notes convertible into common shares, only the basic earnings(losses) per share have been included.

Reclassifications – Certain amounts in the financial statements as of June 30, 2003 and December 31, 2003 have been reclassified in order to conform them with the June 30, 2004 presentation.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the first part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the first part of this note.

Prior year's adjustment – Due to the application of the provisions of Technical Resolutions Nos. 16 through 20 mentioned in the first paragraph of this note, the shareholders' equity balance as of December 31, 2002 has been modified, affecting the accumulated deficit and the results for the year then ended, in accordance with the following detail:

Net gain on calculation of the net present value of corporate notes as a consequence of the difference between the interest rate agreed upon in the transaction and the market rate	44,603,706
Accrual of the net present value for the year 2002 and effect of the net exchange rate on the debt for corporate notes at present value	19,763,773
Deferred tax assets	27,190,000
Allowance for deferred tax assets	(27,190,000)
Total	(*) 64,367,479

(*) See note 6

Income statement accounts – Income statement accounts have been maintained at their historical values, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment) which have been determined according to the values of those assets.

Recoverable value – Due to the country's economic situation and its impact on the Company's operations, as detailed in notes 1.c), 9 and 10, it has not been possible to determine the recoverable value of property, plant and equipment existing as of June 30, 2004.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivable

	..06/30/04..	..12/31/03..
CAMMESA		2,254,462
Debtors of the term market	18,977,778	8,958,826
Parent Company – Powerco S.A.	2,025,564	1,471,255
Doubtful accounts under legal proceedings	1,020,837	1,020,837
Allowance for bad debts (schedule III)	(4,175,126)	(4,175,126)
	17,849,053	**9,530,254**

The breakdown of balances as of June 30, 2004, according to their collection or use period, is as follows:

a) To become due:	
between 3 and 6 months	8,673,149
b) Past due	
between 3 and 6 months	59,553
between 6 and 12 months	13,291,477
Allowance for bad debts	(4,175,126)
Total	**17,849,053**

Accounts receivable do not accrue interest nor are they subject to adjustment clauses, except for certain receivables which are adjusted by the inflation-linked Referential Stabilization Coefficient (CER).

3.2 Other receivables

	..06/30/04..	.12/31/03.
Current:		
Advances to suppliers	325,312	364,409
Tax credits	1,553,433	794,332
Prepaid expenses	187,117	617,751
Miscellaneous	251,877	156,792
	2,317,739	**1,933,284**
Non-Current:		
EDESA S.A. – 132 Kv power line (note 8)	3,653,335	3,653,335
Allowance for doubtful accounts (schedule III)	(3,600,000)	(3,600,000)
	53,335	**53,335**

The breakdown of the balances as of June 30, 2004 according to their collection or use period is as follows:

a) To become due:	
within 3 months	540,337
between 3 and 6 months	1,740,550
more than 1 year	53,335
b) With no specified due date	36,852
Total	**2,371,074**

These receivables do not accrue interest, except for the advances paid to certain suppliers and non-current receivables.

3.3 Liabilities

The breakdown of the balances as of June 30, 2004 according to maturity is as follows:

To become due:	
within 3 months (2)	12,972,968
between 3 and 6 months	1,586,560
between 6 and 12 months	2,402,276
more than 1 year (1)	77,311,065
With no specified due date	1,356,734
	95,629,603

(1) Includes a debt at discounted value for the issuance of corporate notes for $ 76,560,906 (nominal value 158,656,000) maturing in 2013, which accrues interest at an annual rate of 2%, payable semiannually (See notes 1, 2 and 6).

(2) Includes a balance with Powerco S.A. (Parent Company) for 1,289,101.

3.4 Net sales

	.....2004.....	.....2003.....
Sales of electricity	22,341,230	20,027,623
Discounts for services received	(1,473,110)	(2,114,469)
Municipal contribution	(90,000)	(90,000)
	20,778,120	**17,823,154**

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of June 30, 2004 and 2003 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

Through December 31, 2002, the Company determined income tax by applying the applicable rate of 35 % on the taxable income for the year, without considering the effect of the temporary differences between the accounting and taxable income. As from the fiscal year commenced January 1, 2003, the generally accepted accounting principles require the application of the deferred tax method to determine income tax. This method consists of recognizing the effects of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes as well as the existence of tax losses that may be applied to offset future taxable income, with the consequent recognition of deferred tax assets and liabilities.

As of June 30, 2004, total temporary differences and existing tax losses represent a net deferred tax asset of approximately 17,170,000. However, the Company has recorded an allowance for the total amount of the deferred tax asset given that its recoverability during the period in which it may be applied to offset taxable income is uncertain.

Furthermore, as of June 30, 2004 and December 31, 2003, no income tax reserve has been recorded due to the existence of tax losses.

The breakdown of the net deferred tax asset as of June 30, 2004 and December 31, 2003 is as follows:

Detail	06/30/04	12/31/03
Tax losses	39,360,000	39,480,000
Undeductible allowances	2,830,000	2,860,000
Temporary differences	(25,020,000)	(25,740,000)
Net assets	17,170,000	16,600,000
Allowance for deferred tax asset	(17,170,000)	(16,600,000)
Balance	**0**	**0**

As to the tax on minimum presumed income, in March, 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to this tax. The Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.

6. LOANS

	..06/30/04..	.12/31/03.
Current:		
Current account overdrafts	815,716	543,153
Interest on Corporate Notes (schedule IV)	3,173,120	906,509
	3,988,836	**1,449,662**
Non-Current:		
Corporate Notes (schedule IV)	**76,560,906**	**72,048,700**

On August 4, 2000, the Company's Board of Directors arranged for a new issue of Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010 at a floating interest rate. With this new issue, plus a cash disbursement of US$ 6,000,000 the Company exchanged and replaced the amount owed (principal and interest) from outstanding Corporate Notes for US$ 60,000,000, issued in 1996 with maturity date in 2001 and at an annual 12% interest rate which had also replaced, prior payment of US$ 5,000,000, the first issue in 1994 for US$ 65,000,000, maturing in 1996 at an interest rate of 12% p.a.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. The remaining amount of outstanding Corporate Notes for US$ 22,331,400 was restructured on October 3, 2003, as a consequence of the favorable Judgment in the Action for the Review of the Agreement filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013.

In November 2003, the aforementioned amount was reduced in US$ 400,000 due to the purchase of Corporate Notes from a holder who had filed a complaint. Subsequent to this event, the restructured debt amounts to US$ 53,600,000, which at present values of June 30, 2004 (see note 2 "Refinancing of liabilities – Corporate Notes") amounts to US$ 25,865,171.

The recording of the restructured debt for Corporate Notes at its present value, as required by generally accepted accounting principles, resulted in a gain, whose calculation is detailed below, which has been charged to prior years' results and to the extraordinary results for fiscal year 2003:

As from the fiscal year commenced January 1, 2004, the Company has begun to accrue the present value of the aforementioned debt.

	US$	Rate of exchange	Pesos
Nominal value of corporate notes at the exchange rate in effect at December 31, 2002	54,000,000	3.37	181,980,000
Present value of Corporate Notes prior to the restructuring applying an annual discount rate of 12% as of December 31, 2002	34,899,858	3.37	117,612,521
Net gain on calculation of the present value of the debt charged to both the accumulated deficit and the loss for the year ended December 31, 2002 (see note 2)			**64,367,479**
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of December 31, 2003	24,899,389	2.93	72,955,209
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of June 30, 2004	26,937,171	2.96	79,734,026
Total			**(*)6,778,817**

(*) Included in "Exchange rate differences and accrual of the net present value of corporate notes"

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 1,351,800 as of June 30, 2004. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A. (the "Agreement"), whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect.
- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

On July 5, 2002, the effects of the Agreement were suspended, suspension that has been successively extended until January 31, 2005.

As of June 30, 2004 and December 31, 2003, disbursements made to finance this work amounted to 3,653,335 and have been recorded as Other non-current receivables.

Due to the uncertainty regarding the recoverability of this credit, the Company's management has decided to record an allowance for 3,600,000 (schedule III).

9. RESTRICTIONS ON THE SETTING OF THE SPOT PRICE - RESOLUTION 240/03 OF THE ENERGY SECRETARIAT

The electricity generated by the Company is sold in the Wholesale Electricity Market in two ways: in the Term Market, through supply or electricity agreements entered into between the parties, and in the Hourly Price Market, or "Spot" Market, at the hourly price set by CAMMESA, based on the supply and demand.

The "freezing" of the Seasonal Price of energy at a price that was not enough to cover production costs, caused the Stabilization Fund to run out and be insufficient to finance the Wholesale Market. Having as an excuse the lack of transparency in the supply of natural gas to power generation plants, but with the clear aim of not increasing the loss and until the supply were stabilized, the Regulatory Authority took control of the Spot Price Market through Resolution 240/03 of the Energy Secretariat issued on 08/14/03. Although this resolution was published in the *Official Gazette* on 08/19/03, it has been applied since 08/15/03.

This resolution does not include, in the setting of the price, the Cost of Water used for the economic dispatch in dam stations, and creates a fictitious mechanism for setting the price, considering the free availability of natural gas in thermal power plants in operation or that could be in operation within the next hour, thus excluding liquid fuels in the setting of the price.

By note No. 526 of the Under-Secretariat of Energy, dated 10/09/03, the Regulatory Authority suspended the application of Resolution 240/03 as long as no restrictions existed in the supply of natural gas. This measure was soon nullified by Note S.C.E.E. No. 65 dated January 30, 2004, which went into effect as from that same date and when the first supply restrictions occurred. Due to the application of this methodology, during 2004 there will be a decrease in Company's revenues as compared to those achieved in the previous year.

10. RESTRICTIONS ON THE COLLECTION OF CREDITS WITH CAMMESA – RESOLUTION 406/03 OF THE ENERGY SECRETARIAT

The electricity, capacity and related services sold by the Company in the Wholesale Electricity Market result in economic transactions managed by CAMMESA, whose economic funds derive from the balance of prices that should be observed between those who pay and those who produce the traded good.

As the Regulatory Authority did not fix a uniform price, stabilized every 90 days, that included generation and transportation costs, as established in section 36 of Law No. 24,065, the Stabilization Fund ran out and became insufficient to finance the Wholesale Market. In order to priorize payment to creditors in view of the insufficient economic resources, and until the seasonal price were set at a balanced value, the Authority took control of the Market by means of Resolution 406/03 of the Energy Secretariat issued on 09/08/03 and retroactively applied since 09/01/03.

The effects of the aforementioned measure make it possible to anticipate an additional decrease in revenues since the aforementioned resolution –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the Seasonal Fund recovers.

11. NATURAL GAS SUPPLY

On February 13, 2004, the Federal Government issued Decrees Nos. 180/04 and 181/04 which modified the regulatory framework of the natural gas market. The changes introduced could affect natural gas supply agreements entered into by the Company, most of which require to be regulated by the Energy Secretariat.

On April 22, 2004, the Federal Planning Ministry, based on the aforementioned Decree No. 181/04, issued Resolution No. 208/04 which approves the natural gas price agreement reached by the Energy Secretariat and gas producers. Said agreement provides for a gradual increase in gas prices that affects power generation plants. Those hikes in gas prices have been recognized by the Company as from the past May 31, date since which CAMMESA has also recognized them in the fixing of the spot wholesale prices of electricity.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

PROPERTY, PLANT AND EQUIPMENT

	2004										2003
	Original values				Depreciation						
	Balance at beginning of the year	Additions	Disposals	Balance at end of the period	Accumulated at beginning of the year	Disposals for the period	Current year Rate %	Current year Amount	Accumulated at the end of the period	Net value	Net value
Land	1,754,085			1,754,085						1,754,085	1,754,085
Buildings	60,295,042	4,500		60,299,542	16,994,672		2,55	641,425	17,636,097	42,663,445	43,300,370
Turbines	97,289,830			97,289,830	42,150,908		0,39	1,352,404	43,503,312	53,786,518	55,138,922
Boilers	98,099,950			98,099,950	34,414,501		0,32	1,098,877	35,513,378	62,586,572	63,685,449
Transformers	13,874,144			13,874,144	6,233,327		0,61	230,284	6,463,611	7,410,533	7,640,817
Water treatment plant	2,575,554			2,575,554	1,001,913		0,61	42,745	1,044,658	1,530,896	1,573,641
Auxiliary equipment	831,733			831,733	373,752		0,61	13,810	387,562	444,171	457,981
Gas plant and gas pipeline	4,182,340			4,182,340	1,879,038		0,61	66,265	1,945,303	2,237,037	2,303,302
Tools	842,656			842,656	842,656		10,00		842,656		
Vehicles	524,358			524,358	451,509		20,00	26,795	478,304	46,054	72,849
Furniture and fixtures	1,584,292	5,603	1,908	1,587,987	1,536,092	764	20,00	23,232	1,558,560	29,427	48,200
Facilities	818,856	15,775		834,631	811,594		20,00	10,417	822,011	12,620	7,262
Software	190,969	3,208		194,177	190,969		33,00	1,059	192,028	2,149	
Maintenance expenses	15,775,020	119,586		15,894,606	10,635,692		16,67	1,316,321	11,952,013	3,942,593	5,139,328
TOTAL 06/30/04	**298,638,829**	**148,672**	**1,908**	**298,785,593**	**117,516,623**	**764**		**4,823,634**	**122,339,493**	**176,446,100**	
TOTAL 12/31/03	**295,337,064**	**3,319,247**	**17,482**	**298,638,829**	**107,727,731**	**17,482**		**9,806,374**	**117,516,623**		**181,122,206**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

INVESTMENTS

Account	Type	Nominal value	Quotation value	Recorded value 06/30/04	Recorded value 12/31/03
CURRENT INVESTMENTS					
Government bonds	Treasury Bills	18,267	2.92	53,340	
Deposit abroad		18,170	2.92	53,056	23,530
Time deposits					53,340
TOTAL CURRENT INVESTMENTS				**106,396**	**76,870**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

ALLOWANCES / RESERVES

Items	2004			
	Balance at beginning of year	Increases	Decreases	Balance at the end of the period
Deducted from assets				
Allowance for bad debts	4,175,126			4,175,126
Allowance for other doubtful accounts	3,600,000			3,600,000
Allowance for deferred tax assets	16,600,000	570,000		17,170,000
TOTAL 06/30/04	**24,375,126**	**570,000**		**24,945,126**
TOTAL 12/31/03	**28,365,126**	**6,600,000**	**10,590,000**	
Included in liabilities				
Contingency reserve	1,445,919		94,119 (1)	1,351,800
TOTAL 06/30/04	**1,445,919**		**94,119**	**1,351,800**
TOTAL 12/31/03	**1,097,865**	**1,769,079**	**821,025**	

(1) To cover foreseen events

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	06/30/04				12/31/03		
	Currency and amount		Exch. rate $	Booked amount in local currency (pesos)	Currency and amount		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	US$	1,013,209	2.92	2,958,571	US$	1,018,714	2,933,898
Investments	US$	36,437	2.92	106,396	US$	8,170	23,530
Total Current Assets				3,064,967			2,957,428
TOTAL ASSETS				3,064,967			2,957,428
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	US$	1,072,000	2.96	3,173,120	US$	309,389	906,509
Total Current Liabilities				3,173,120			906,509
NON-CURRENT LIABILITIES							
Loans							
Corporate notes	US$	25,865,171	2.96	76,560,906	US$	24,590,000	72,048,700
Total Non-Current Liabilities				76,560,906			72,048,700
TOTAL LIABILITIES				79,734,026			72,955,209

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(stated in pesos – note 2)

COST AND EXPENSES

Items	....2004....				....2003....
	Cost of sales	Selling expenses	Administrative expenses	Total	Total
Fees			98,973	98,973	121,332
Salaries and wages	1,953,379	368,266	310,077	2,631,722	2,392,383
Social security charges	374,620	72,057	74,702	521,379	465,549
Fuel	11,655,330			11,655,330	8,661,589
Spare-parts and materials	535,509			535,509	217,919
Services contracted	421,606	44,498	463,643	929,747	892,667
Communications			158,885	158,885	175,058
Office expenses		44,674	105,338	150,012	1,925,523
Depreciation of property, plant and equipment	4,808,764		14,870	4,823,634	4,204,168
Insurance	445,330			445,330	487,760
Taxes and rates	1589		335,070	336,659	1,176
Miscellaneous	215	119,809	317,335	437,359	341,049
TOTAL 2004	**20,196,342**	**649,304**	**1,878,893**	**22,724,539**	
TOTAL 2003	**15,982,212**	**582,945**	**3,321,016**		**19,886,173**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004
(restated to reflect the effects of inflation - stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous years or periods or which could affect comparison with those to be presented in future periods:

   See notes 1 c), 9 and 10 to the financial statements, regarding the changes introduced to the Argentine economic framework and their impact on the Company.

3. Classification of credit and debit balances:

   See notes 3.2., 3.3. and 3.4.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Debit balances	Credit balances
1. In local currency (includes allowances/reserves).	20,220,127	15,895,577
2. In foreign currency (US dollars)	.	79,734,026
TOTAL	**20,220,127**	**95,629,603**

   b) The classification according to the type of adjustment is as follows:

	Debit balances	Credit balances
1. Subject to adjustment clause		717,328
2. With no adjustment clause	20,220,127	94,912,275
TOTAL	**20,220,127**	**95,629,603**

c) The classification according to the accrual or not of interest is as follows :

	Debit balances	Credit balances
1. Accruing interest (net of allowances /reserves)	53,335	80,549,742
2. Not accruing interest	20,166,792	15,079,861
TOTAL	**20,220,127**	**95,629,603**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital and votes.

   None.

   b) Balances with Subsidiary and Related Companies (Powerco S.A.(Parent)):

Accounts receivable	2,025,564
Accounts payable	(1,289,101)

   c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stocktakings over the period.

   There are no supplies in a damaged condition, out of use or inactive.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical appraisal reserve when part of the same had been previously reduced to offset losses:

None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations.

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, see note 2, under "Recoverable value".

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	118,100	46,054
Fixed asset and spare-parts and materials (except land and vehicles)			
	Total	217,000,000	179,559,859

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future capital subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in section I. These documents are the responsibility of the Company's management.

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of June 30, 2004.

b) Statement of operations for the six-month period ended June 30, 2004.

c) Statement of changes in shareholders' equity for the six-month period ended June 30, 2004.

d) Statement of cash flows for the six-month period ended June 30, 2004.

e) Notes 1 through 11 and supplemental schedules I through V for the six-month period ended June 30, 2004.

f) Informative summary required by the National Securities Commission for the six-month period ended June 30, 2004.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the six-month period ended June 30, 2004.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations which require that the documents detailed in items a) through e) be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in section I, we have examined the work performed by the external auditor, Deloitte & Co S.R.L., who issued its report dated August 6, 2004, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures on the accounting information included in the financial statements and making enquiries to the personnel of the Company responsible for accounting and financial issues. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

Provided that it is not our responsibility to control Company's management, our review has included neither the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

III) PRIOR CLARIFICATIONS

As explained in note 1c) to the financial statements, the measures adopted by the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561/02 and those of the subsequent regulatory decrees, modified the electric market significantly. The price of electricity was mandatorily converted into pesos at the rate of 1 peso per US dollar. Therefore, the Company's revenues have been converted into pesos while part of its expenses and a significant part of its liabilities are denominated in US dollars. Furthermore, the Government has adopted several measures that have modified the way in which prices are fixed in the electricity sector, changing its functioning significantly.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

IV) STATUTORY AUDITORS' REPORT

Based on our review, we are able to report that:

a) According to that mentioned in section II, we are able to report that the financial statements as of June 30, 2004 referred to in section I, take into account all the events and circumstances of which we have become aware and that we have no observations to make other than those mentioned in section III.

b) The Informative Summary required by General Resolution No. 368/01 of the National Securities Commission for the six-month period ended June 30, 2004 includes the information required by item 6 of Appendix I of Book VII of said resolution. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned document are the responsibility of the Company's Management. The amounts included in said document, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements mentioned in section I, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

Autonomous City of Buenos Aires, August 6, 2004

CARLOS ALBERTO PALLA
On behalf of the Statutory Auditors


CENTRAL TERMICA
GÜEMES S.A.

Financial statements for the nine-month period ended September 30, 2004

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF SEPTEMBER 30, 2004

1. A Brief on Company's Activities

Production and Sales

During the nine-month period ended September 30, 2004, 1,065 GWh were produced, which means a level of production 32% higher than that for the same period of the previous fiscal year (808 GWh), whereas the production volume sold to the market throughout the same period amounted to 1,001 GWh.

Prices

The average price of energy at the Güemes node and power supplied during the first nine months of 2004 amounted to $42.30/MWh ($42,340,897/1,001 GWh), which turned out lower than the average price for the same period of the previous year ($44.38/MWh - $33,506,238/755 GWh) by 5 %.

Sales

Gross sales (net of compensations with the system) for the nine-month period ended September 30, 2004 increased 26% to $42,340,897 as compared to the $33,506,238 for the same period of the previous year. The $8.8 million absolute variation in gross sales is due mainly to both the increase recorded in production ($10.9 million) and decrease recorded in price (-$2.1. million).

Results

The operating result for the nine-month period ended September 30, 2004 showed a loss amounting to $566,794, which was lower than the $3,666,858 operating loss for the same period of the previous year by $3,100,064.

The net result for the nine-month period ended September 30, 2004 showed a loss of $10,308,218, which considering the profit for the same period of the previous year showed a loss of $13.9 million.

It is important to clarify that the net loss of $10,308,218 as of September 30, 2004, includes a loss of $5,976,521 as a consequence of the accrual of the debt in corporate notes after the restructuring at its net present value.

2. Equity and Results Structure

2.1 Equity Structure

	....2004....	....2003....	....2002....	....2001....	....2000....
Current Assets	26,746,840	25,762,547	31,204,312	36,058,623	18,301,365
Non-Current Assets	177,336,788	187,402,443	189,781,387	199,980,491	91,807,874
Total	**204,083,628**	**213,164,990**	**220,985,699**	**236,039,115**	**110,109,239**
Current Liabilities	16,060,199	6,356,449	6,446,631	14,388,496	9,733,036
Non-Current Liabilities	77,821,670	109,142,070	198,051,273	119,892,752	53,111,700
Subtotal	**93,881,869**	**115,498,519**	**204,497,904**	**134,281,249**	**62,844,736**
Shareholders' Equity	110,201,759	9,666,471	16,487,795	101,757,866	47,264,503
Total	**204,083,628**	**213,164,990**	**220,985,699**	**236,039,115**	**110,109,239**

2.2 Results Structure

Operating Results	(566,794)	(3,666,858)	(795,271)	(1,892,191)	(899,185)
Financial Results	(9,741,424)	7,300,064	(92,827,149)	(773,731)	590,896
Net Ordinary (Loss) Income	**(10,308,218)**	**3,633,206**	**(93,622,420)**	**(2,665,922)**	**(308,289)**
Extraordinary Gain	**0**	**0**	**0**	**0**	**2,935,098**
(Loss) Income for the Period	**(10,308,218)**	**3,633,206**	**(93,622,420)**	**(2,665,922)**	**2,626,809**

3. Statistical data (in physical units)

Production

	GWh	GWh	GWh	GWh	GWh
Production volume	1,065	808	1,052	1,122	1,301
Sales volume	1,001	755	978	1,048	1,221

Ratios

Liquidity (1)	1.66	4.05	4.84	2.51	1.88
Debt (2)	1.17	0.84	0.08	0.76	0.75
Tied-up capital (3)	87%	88%	86%	84.7%	83.4%

(1) Current Assets/Current Liabilities
(2) Shareholders' Equity/Total Liabilities
(3) Non-Current Assets/Total Assets

4. Prospects

Although the government had showed signs in the sense that it was necessary to adjust the seasonal price for the May-July 2004 period, that measure was not enough to reduce the deficit of the Seasonal Fund. This imbalance was caused not only by the increase in the reference price of natural gas, but mainly by a greater use of liquid fuels (there were machines operating at an average cost of $240/MWh) and the import of electricity from Brazil at costs close to $140/MWh.

Due to this imbalance, generators' credits for power supplied in May 2004 could not be totally paid. Consequently, the Energy Secretariat issued note 707 which established that due to CAMMESA's lack of sufficient funds, generators would be paid only 70% of the power supplied. With regard to the natural gas, CTG is facing some difficulties in closing supply agreements for the 2004 period, given that, in addition to the fact that the government does not allow an increase in reference prices of electricity, natural gas demand from the industrial sector has significantly increased. CTG was able to renew, as from May, the natural gas supply agreement for a daily volume of 1,000 Dm3, which will allow the Company to operate with two groups (GUEMTV11 and GUEMTV13).

The possibility of buying natural gas from Bolivia, was authorized as from June 30, 2004. This allowed the Company to operate with the GUE 11 group and receive power revenues. Although the Energy Secretariat had authorized the purchase of gas from Bolivia, a final negotiation with producers was necessary because the purchase price offered (US$ 1.6/MMb) exceeded the US$ 1.4/MMbtu authorized by the Energy Secretariat. This authorization will be effective only through October 31, 2004.

With regard to the agreements in the Term Market, the agreement signed by CTG to export 150 MW to Uruguay will continue in effect until January 2005.

Due to the application of resolutions 240 and 406 of the Energy Secretariat, during 2004 there will be a significant decrease in sales as compared to 2003 offset by an increase in production volume. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel). On the price-fixing list there are even machines which are available but inactive because of the lack of natural gas. This causes the market price to be limited to $40 per MWh during the periods of maximum thermal demand and winter, compared to the $120 per MWh it could reach prior to the application of resolution 240. The Resolution recognizes the real operating cost of those machines which operate with fuels other than natural gas (between $120 and $260 per MWh for liquid-fuel-fed machines and $60 per MWh for hydraulic ones).

The combined effects of resolutions 240 and 406 make it possible to anticipate an additional decrease in revenues, since the latter –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the Seasonal Fund recovers.

Through Resolution 826/04 the Energy Secretariat has invited generators to assign the consolidated balances (resulting from the application of Resolution 406/03), to a trust whose funds will be used to build a Combined-Cycle power generation plant. The number of shares to which generators will be entitled will depend on their participation in said fund.

The hydraulic generators and the combined cycles will make the highest contribution to this fund. This is due to the fact that the consolidated balances are determined as the difference between the spot price (according to resolution 240/03) and the variable cost recognized by CAMMESA. For the hydraulic generators, variable costs are of $2/MWh.

In the specific case of CTG, the impact will not very significant as its generation units operate with a narrow margin or under the forcing method. Therefore, the difference between the spot price and the variable cost is low.

In connection with Resolution 826/04 (of August 11, 2004), the Energy Secretariat issued Resolution 956/04 (dated October 1, 2004), which established that the consolidated balances (whether or not assigned by creditors to the trust to be set up pursuant to Resolution 826/04) would be earmarked for the FUND FOR THE NECESSARY INVESTMENTS TO INCREASE ELECTRICITY OFFER IN THE WHOLESALE ELECTRICITY MARKET ("FONINVEMEM").

On September 21, 2004, the Energy Secretariat issued Resolution 949/04 whose purpose was to differentiate, in reference to price, the treatment to be given to the electricity to be exported from the electricity to be used in the domestic market. Said resolution established that the price applicable to the export of electricity, would be the maximum between the Marginal Operation Cost (CMO) and the spot prices according to Resolution 240/04.

The CMO is the price of the most expensive machine in operation, regardless of the type of fuel it uses. In summer time and when no gas restrictions exist, this price may be equivalent to the spot price according to Resolution 240/04, but in winter, due to the use of liquid fuels, the CMO may amount to $240/MWh in contrast with the $40/MWh of the spot price according to Resolution 240/04.

Due to the significant differences, the Company began negotiations with CEMSA in order to renew, under new and mutually satisfactory terms, the agreement to export electricity to Uruguay for another period until April 2007.

The agreement signed after intensive negotiations in a highly uncertain context, stipulates a plan of power and energy payments in advance with an improved margin which, after having been assessed, result in a benefit that will improve in 2005 and 2006. Moreover, the signing of this agreement solves the contingencies arisen from operative and gas supply problems suffered during the fiscal year. Furthermore, the Company is waiting for CAMMESA and the Energy Secretariat's reply concerning the loan requested to finance major maintenance activities in a 60MW unit.

AUDITORS' REPORT

(Limited Review)

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have performed a limited review of the accompanying balance sheet of Central Térmica Güemes S.A. as of September 30, 2004, and the related statements of operations, changes in shareholders' equity and cash flows, including notes 1 through 11 thereto and supplemental schedules I through V, for the nine-month period then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review performed with the scope mentioned in 2.

2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and does not include all the procedures necessary to express an opinion on the Company's financial position, the results of its operations, changes in shareholders' equity and cash flows. Accordingly, we do not express such an opinion.

3. Prior clarifications

a) As explained in note 1c) to the financial statements, the measures adopted by the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561/02 and those of the subsequent regulatory decrees, modified the electric market significantly. The price of electricity was mandatorily converted into pesos at the rate of 1 peso per US dollar. Therefore, the Company's revenues have been converted into pesos while part of its expenses and a significant part of its liabilities are denominated in US dollars. Furthermore, the Government has adopted several measures that have modified the way in which prices are fixed in the electricity market, changing its functioning significantly.

   The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

b) The information as of December 31, 2003 and September 30, 2003, presented for comparative purposes, arise from the financial statements as of those dates.

(i) On March 10, 2004, we issued our auditors' report on the financial statements for the fiscal year ended December 31, 2003. Our opinion on those financial statements was subject to the effects of the situation described in the *Prior clarifications* section of that report, which agrees with that mentioned in paragraph a) of this section.

(ii) Furthermore, on November 5, 2003 we issued our limited review report on the financial statements for the nine-month period ended September 30, 2003 which included a qualification detailed in the *Prior clarifications* section of that report, which agrees with that mentioned in paragraph a) of this section. Those financial statements have been adjusted by the Company's management as of December 31, 2003 to include the effects of the changes in the accounting criteria, arising from the application of the generally accepted accounting principles mentioned in note 2 to the financial statements.

4. Limited Review Report

Based on the procedures applied, as described in section 2 of this report, which did not include all the procedures necessary to express an opinion on the financial statements subject to our review, we are able to report that the financial statements as of September 30, 2004 referred to in section 1, take into account all the events and circumstances of which we are aware and that we have no observations to make other than those mentioned in section 3 a).

5. Special information required by current legal regulations
(for the nine-month period ended September 30, 2004)

a) The amounts of the financial statements referred to in section 1 of this report, agree with the accounting records of the Company's legal books of account, which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements have been prepared, in all formal aspects, in accordance with the provisions of Law No. 19,550 and General Resolution No. 434/03 of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our limited review, the scope of which is mentioned in section 2 of this report, we have examined the Informative Summary and the Additional Information, both for the nine-month period ended September 30, 2004, prepared by the Company's Board of Directors as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence, other than that mentioned in section 3 a).

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of September 30, 2004, amount to $ 92,762.85, which are not due as of that date.

6. The financial statements mentioned in the first paragraph of this report are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company or the result of its operations or the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

Autonomous City of Buenos Aires, November 9, 2004

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia de Salta

Corporate purpose:	(a) Industrial Activities: Operation of thermoelectric and hydroelectric generation plants or any other plants using any other energy source, whether owned by the Company or by third parties, for the generation, production and sale of electricity, as well as any other industrial or commercial activity complementary to or necessary for the carrying out of its purpose; (b) Import and Export of raw materials and any kind of goods, products and machinery related to the corporate purpose; (c) Services: Rendering and provision of assistance, maintenance, operation, administration and counseling services to both natural and artificial persons.
Registration Number with the Companies' Inspection Bureau of Salta:	35/99
Registration Number in the Court of Original Jurisdiction in Commercial Matters of the Province of Salta:	Folio 9/10, Entry 2425 of the Corporations Book 10
Filing date of the Company's by-laws and amendments thereto with the Companies' Inspection Bureau:	September 18, 1992, September 2, 1993, July 8, 1999, February 29, 2000 and December 4, 2002.
Duration of the Company:	February 28, 2092
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes:	60%

FISCAL YEAR No. 13
COMMENCED JANUARY 1, 2004

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004

(nine-month period)
(stated in pesos – note 2)

CAPITAL STOCK

(note 4)

	.....09/30/04 and 12/31/03.... Subscribed and Paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	62,906,000

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

	......09/30/04.....	.....12/31/03.....
ASSETS		
CURRENT ASSETS		
Cash and banks	4,529,781	5,081,256
Investments (schedule II)	53,340	76,870
Accounts receivable (note 3.1)	17,805,468	9,530,254
Other receivables (note 3.2)	3,262,121	1,933,284
Spare-parts and materials	1,096,130	587,539
Total Current Assets	**26,746,840**	**17,209,203**
NON-CURRENT ASSETS		
Other receivables (note 3.2)	53,335	53,335
Spare-parts and materials	3,886,282	4,570,000
Property, plant and equipment (schedule I)	173,397,171	181,122,206
Deferred tax (note 5)		
Total Non-Current Assets	**177,336,788**	**185,745,541**
TOTAL ASSETS	**204,083,628**	**202,954,744**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable:		
Trade accounts payable	10,940,132	4,915,390
Loans (note 6)	3,755,772	1,449,662
Payroll and social security charges	1,142,987	762,868
Taxes	201,920	1,028,897
Other liabilities	19,388	43,172
Total Current Liabilities	**16,060,199**	**8,199,989**
NON-CURRENT LIABILITIES		
Accounts payable:		
Loans (note 6)	75,737,170	72,048,700
Taxes	750,159	750,159
Total accounts payable	**76,487,329**	**72,798,859**
Reserves (schedule III)	1,334,341	1,445,919
Total Non-Current Liabilities	**77,821,670**	**74,244,778**
Total Liabilities	**93,881,869**	**82,444,767**
SHAREHOLDERS' EQUITY	**110,201,759**	**120,509,977**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**204,083,628**	**202,954,744**

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(stated in pesos – note 2)

	......2004......	......2003......
Net sales (note 3.4)	40,093,063	30,181,115
Cost of sales (schedule V)	(36,835,618)	(25,492,874)
Gross Profit	**3,257,445**	**4,688,241**
Selling expenses (schedule V)	(953,416)	(2,414,193)
Administrative expenses (schedule V)	(2,870,823)	(5,940,906)
Operating Loss	**(566,794)**	**(3,666,858)**
Financial results		
Generated by assets		
Exchange rate difference, interest and holding results	(8,543)	180,130
Generated by liabilities		
Interest and exchange rate difference	(3,498,434)	9,006,052
Accrual of the net present value of corporate notes (note 6)	(5,976,521)	
Bank charges and expenses	(51,320)	(92,987)
Other income and expense, net	(206,606)	(1,793,131)
(Loss) Income before taxes	**(10,308,218)**	**3,633,206**
Income tax (note 5)		
NET (LOSS) INCOME FOR THE PERIOD	**(10,308,218)**	**3,633,206**
(Loss) Earnings per share	**(0.16)**	**0.06**

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(stated in pesos – note 2)

	Owners' contributions		Reserved earnings	Accumulated deficit	Total
	Capital stock	Adjustment to capital	Legal reserve		
Balances as of December 31, 2002	62,906,000	86,016,073	1,391,572	(56,280,380)	94,033,265
Net income for the period				3,633,206	3,633,206
Balances as of September 30, 2003	**62,906,000**	**86,016,073**	**1,391,572**	**(52,647,174)**	**97,666,471**

	Owners' contributions		Reserved earnings	Accumulated deficit	Total
	Capital stock	Adjustment to capital	Legal reserve		
Balances as of December 31, 2003	62,906,000	86,016,073	1,391,572	(29,803,668)	120,509,977
Net loss for the period				(10,308,218)	(10,308,218)
Balances as of September 30, 2004	**62,906,000**	**86,016,073**	**1,391,572**	**(40,111,886)**	**110,201,759**

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(stated in pesos – note 2)

	.....2004.....	.....2003.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Net (loss) income for the period	(10,308,218)	3,633,206
Adjustments to reconcile net (loss) income to net cash provided by operating activities		
Depreciation of property, plant and equipment	7,889,061	6,585,693
Depreciation of property, plant and equipment disposed of	(764)	(6,141)
Increase in allowances/reserves		4,272,663
Unpaid interest and exchange rate differences accrued	4,293,314	(9,006,052)
Subtotal	1,873,393	1,846,163
Net changes in operating assets and liabilities		
Increase in accounts receivable	(8,275,214)	(2,407,356)
(Increase) decrease in other receivables	(1,328,837)	690,082
Decrease (increase) in spare-parts and materials	175,127	(382,886)
Increase (decrease) in trade accounts payable	6,024,742	(182,652)
(Decrease) increase in payroll, social security charges and taxes	(446,858)	362,075
Decrease in other liabilities	(23,784)	
Use of allowances/reserves	(111,578)	
Net cash (used in) provided by operating activities	**(2,113,009)**	**3,570,914**
INVESTING ACTIVITIES		
Sale of property, plant and equipment	1,908	
Acquisition of property, plant and equipment	(165,170)	(2,731,609)
Net cash used in investing activities	**(163,262)**	**(2,731,609)**
FINANCING ACTIVITIES		
Net increase (decrease) in loans	1,701,266	(10,132,686)
Net cash provided by (used in) financing activities	**1,701,266**	**(10,132,686)**
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(575,005)**	**(7,447,218)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**5,158,126**	**10,281,535**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**4,583,121**	**6,405,231**

(1) Cash and banks and Investments

The attached notes 1 through 11 and supplemental schedules I through V are an integral part of these statements.

1. EXCHANGE OF CORPORATE NOTES – ECONOMIC CONTEXT AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

a) Exchange of Corporate Notes

As from June 2002, due to the uncertainty caused by the serious economic and financial crisis which the country and the electricity market in general have been going through, the Company's Board of Directors decided to begin conversations with the holders of Corporate Notes -floating rate for US$ 54,000,000 due in 2010- (the "Notes"), so as to rediscuss with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon in the Agreement approved by resolution dated September 12, 2000 which was later complemented by other explanatory resolutions dated September 19 and 26, 2000.

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25561 and 25563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) in relation to the holders of Corporate Notes (the "Notes"): (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of the Notes issued under the Agreement, to inform them about the Company's need to change the terms and conditions of the Agreement, as a consequence of the New Regulations and the new economic and financial context of both the country and the electricity sector, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

Given that the Company had not defaulted on interest payments of the Notes, the main creditors were not interested in initiating negotiations of any kind.

On November 15, 2002, the Board of Directors called a Special Shareholders' Meeting in order to obtain the legally required consent to prepare the terms and conditions of the exchange offer to be made to the holders of the Notes issued under the Agreement.

On December 4, 2002, the Special Shareholders' Meeting unanimously approved the proposal submitted by the Director acting President, which consisted of modifying sections five and six of the Company's By-laws in order to have a new element for negotiating the future proposal for the restructuring of the Company's financial debt, subjecting the capital increase to be proposed and those amendments, to the acceptance of proposal No 1, described in the "Exchange Offer", by Corporate Note holders.

The aforementioned "Exchange Offer" was made on December 20, 2002 and its maturity date, originally fixed for January 31, 2003, was extended until February 14, 2003. In the "Exchange Offer", the Company offered Corporate Note holders two proposals which consisted of:

Proposal No. 1:
Up to a maximum amount of US$ 32,400,000 in new Corporate Notes at an annual interest rate of 3%, with final maturity in 2013, ("New Corporate Notes Proposal 1") and up to a maximum of 24,840,000 common shares Class D of its common stock, nominal value 1.00 each, representing approximately 28.31% and 7.32% of the Company's capital stock and voting rights, respectively. For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange, the Company would issue "New Corporate Notes Proposal 1" for a principal amount of US$ 600 and 460 shares.

Proposal No. 2:
Up to a maximum amount of US$ 54,000,000 in Corporate Notes at an annual interest rate of 2%, with final maturity in 2013 ("New Corporate Notes Proposal 2"). For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange pursuant to this proposal, the Company would issue "New Corporate Notes Proposal 2" for a principal amount of US$ 1,000.

The New Corporate Notes will constitute common, unsecured and unsubordinated obligations of the Company which will mature ten years after issuance (the "Maturity Date of the New Corporate Notes"). Interest on the principal amount pending amortization will be paid semiannually, in arrears and in cash. The first interest payment will fall due on the sixth month following the date of issuance. Principal will be repaid in only one payment on the Maturity Date of the New Corporate Notes.

The New Corporate Notes will be regarded as Corporate Notes pursuant to the provisions of the Corporate Notes Law No. 23576, as amended by Laws Nos. 23962 and 24435 (the "Corporate Notes Law"), and will therefore enjoy the benefits and be subject to the formalities therein established. In accordance with the provisions of Decree No. 749/2000 and Resolution No. 368/01 of the National Securities Commission (CNV), the New Corporate Notes offered in exchange for the Outstanding Corporate Notes will not be assessed according to risk.

The holders who offered their existing Corporate Notes within the "Exchange Offer" would receive a premium for the acceptance in the amount of US$ 7.50 for each US$ 1,000 in principal of the existing Corporate Notes.

The Exchange Offer was subject to both the holders offering 100% of the outstanding principal amounts of existing Corporate Notes and the approval of all the regulatory provisions necessary in Argentina.

In the Board of Directors' meeting held on February 27, 2003, the President informed the Directors that the previously mentioned "Exchange Offer" had been concluded on February 26, 2003, at 5 p.m. New York time.

Subsequent to that, he proposed that, taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of Outstanding Notes), the condition established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of Outstanding Corporate Notes principal, be dispensed and that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market, still pending, be accepted. Furthermore, he proposed that the transaction and the exchange of the Outstanding Corporate Notes offered for the New Corporate Notes for a definitive amount to be informed by the Agent in charge of the Exchange, be closed and made as soon as possible.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding corporate notes amounts to US$ 22,331,400 (the "Remaining Corporate Notes").
The Company's Board of Directors stated that the purpose of the new corporate notes is to restructure the debt. Therefore the purpose of refinancing of liabilities mentioned in section 35 of the Corporate Notes Law is applicable to this case.

On March 17, 2003, in accordance with the prohibitory injunction issued on the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement (the "Action for the Review of the Agreement"), the Company's Board of Directors was authorized to suspend the accrual and payment of interest installments maturing as from March 26, 2003 under the terms stipulated in the Agreement and, in consequence whereof, was authorized to pay them in accordance with the terms of the judicial proposal contained in the Action for the Review of the Agreement –annual rate of 2%- until final judgment on the subject-matter of the Action for the Review of the Agreement were issued (the "Judgment").

On August 5, 2003, the Company was notified of a complaint (the "Complaint") filed in the Courts of New York (the "Court") by an alleged holder of US$ 4,700,000 (Van Eck Global Opportunity Master Fund, Ltd., hereinafter "Van Eck"). After the presentations made by Van Eck, the Company came to a settlement (the "Settlement") whereby Van Eck agreed to abandon the action and waive its right (the "Abandonment/Waiver"), in exchange for the Company's commitment to purchase from Van Eck a portion of the corporate notes that would replace the Remaining Corporate Notes, which would be issued immediately after the rendering of the Judgment approving the Action for the Review of the Agreement and ordering the exchange of the Remaining Corporate Notes for the new corporate notes (the "New Corporate Notes").

On October 3, 2003, the Judgment granting the Company's petition for the Approval of the Out-of-Court Agreement on the Adaptation of the Agreement and the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement, was rendered and, in consequence whereof, the following was resolved: (1) to approve the Out-of-Court Agreement on the Adaptation of the Agreement in accordance with the terms of the Trust Agreement entered into on March 11, 2003 with the Holders of New Notes, which represents the amount of US$31,668,600 of the claims relating to corporate notes, (2) to consider reviewed the Agreement which represents the amount of US$22,331,400 of the claims relating to corporate notes under the terms of the Alternative 2 of the Judicial Proposal to Adapt the Agreement, consisting of the issuance of new notes, under the proposed terms and conditions, maturing in 2013 and at an annual interest rate of 2% payable semiannually following the maturity order of interest payments that the Company has been paying.

Consequently, and given that the conditions stipulated in the Settlement agreed on with Van Eck were fulfilled, the Company purchased, during the first week of November 2003, the portion of the New Corporate Notes agreed-upon in the Settlement, equivalent to US$400,000, and Van Eck abandoned the action and waived its right

The statements included herein concerning the Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency or applicable rate of exchange, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

b) The country's economic context

During the last four years, Argentina was immersed in a difficult economic situation whose principal indicators were a high level of external indebtedness, a financial system in a critical condition, country risk rates far above normal levels for developing countries and an economic recession that lasted more than four years. This situation led to a significant fall in the demand of products and services and a large rise in the level of unemployment. Furthermore, the Government's ability to comply with its commitments as well as its possibility of gaining access to bank credit lines were affected by these circumstances.

As from January 2002, several laws, decrees and regulations, which involved a profound change of the existing economic model, were issued. Among the adopted measures the following are worth mentioning: the free floating of the peso rate of exchange, which resulted in a significant devaluation of the peso in the first months of 2002; the mandatory conversion into pesos ("pesification") of public works contracts and utility rates (at the rate of 1 peso per US dollar), the freezing of those rates by suspending indexation mechanisms, and their subsequent renegotiation on a case-by-case basis, the consequent increase in domestic prices, and the conversion into pesos of foreign currency denominated debts incurred by the National, Provincial and Municipal Governments (except for those in favor of the Federal Government originally financed by Multilateral Lending Organizations or arising from liabilities taken on by the Federal Treasury and refinanced with foreign creditors), existing as of February 2002 that are governed solely by the Argentine law, at the rate of 1.40 pesos per US dollar or its equivalent in any other foreign currency plus the adjustment resulting from the application of the inflation-linked Referential Stabilization Coefficient ("CER").

As from the passing of Law No. 25561 (Economic Emergency and Foreign Currency Exchange System Reform Law), adjustment clauses denominated in US dollars or in any other foreign currencies, as well as any other indexation mechanisms stipulated in the contracts entered into with the Federal Administration, were declared null and void. The prices and rates in effect as of that date were converted into pesos at the rate of 1 peso per US dollar. Furthermore, the Federal Government is authorized to renegotiate said contracts.

US dollar-denominated debts with the Argentine financial system, as well as those between private parties (i.e. outside the financial system), whatever their origin and nature, incurred pursuant to the Argentine legislation and outstanding as of the date on which Law No. 25,561 was passed, were converted into pesos at the rate of 1 peso per US dollar. The resulting peso amount is adjusted by the inflation-linked "Referential Stabilization Coefficient" ("CER"), published by the Argentine Central Bank ("BCRA").

c) Company's situation

The measures adopted by the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561/02 and those of the subsequent regulatory decrees, modified the electric market significantly. The price of electricity was mandatorily converted into pesos at the rate of 1 US dollar per 1 peso. Therefore, the Company's revenues have been converted into pesos while part of its expenses and a significant part of its debt are denominated in US dollars. Furthermore, the Government has adopted several measures that have modified the way in which prices are fixed in the electricity market, changing its functioning significantly.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING POLICIES

As required by the provisions of General Resolution No. 434/03 of the National Securities Commission (CNV), as from January 1, 2003 the Company's financial statements have been prepared in accordance with the disclosure and valuation criteria set forth in Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), with the changes introduced by the CNV.

Given the low level of significance of the variations recorded in the domestic wholesale price index, which is the index used for the restatement of financial statements to reflect the effects of inflation, during the period of December 2002 to September 2003, the Company has chosen not to restate the financial statements for the year 2003 fiscal year. The effect of not having restated the financial statements from January 1 through September 30, 2003 (as required by the generally accepted accounting principles), is not significant on the financial statements taken as a whole.

The financial statements as of September 30 and December 31, 2003, presented for comparative purposes, have been restated for inflation as of December 2002.

The main accounting criteria applied in the preparation of the financial statements are as follow:

Monetary items – Cash and banks, receivables, payables and reserves/allowances in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of the period or year. Non-current credit and debit balances that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value (except for the liability for corporate notes), being non-significant the differences in relation to their present values. This same criterion has been applied to current credit and debit balances, as the period may be regarded as a period of monetary stability due to the low variations recorded in the domestic wholesale price index.

Foreign currency denominated assets and liabilities – They have been valued at the rate of exchange in effect as of the end of the period or year, plus interest accrued, if any (See Refinancing of liabilities – Corporate Notes).

Investments – time deposits have been valued including interest accrued through the end of the period or year, whereas government bonds have been valued at the quoted price as of the end of the period or year.

Spare-parts and materials – They have been valued at their estimated replacement cost as of the end of the period or year.

Property, plant and equipment – Property, plant and equipment has been restated as indicated in the first part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for Turbines, Boilers and related equipment, for which the unit of production method was applied.

Income tax – As from fiscal year commenced January 1, 2003, the generally accepted accounting principles require the application of the deferred tax method to determine income tax. This method consists of recognizing the effects of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes as well as the existence of tax losses that may be applied to offset future taxable income, with the consequent recognition of deferred tax assets and liabilities.

Refinancing of liabilities – Corporate Notes – Technical Resolution No. 17 of the FACPCE establishes that whenever a debt between independent parties were subject to an interest rate significantly lower than that of the market, the debt will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the transaction. Furthermore, it establishes that whenever a debt between independent parties were replaced by another, whose terms and conditions were significantly different from those originally agreed-upon, the pre-existing account will be closed and a new debt will be recognized, which will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the debt. Additionally, the regulation states *juris et de jure* that the terms and conditions are substantially different if the discounted value of the new debt differs from the discounted value of the refinanced debt in, at least, ten percent. In this regard, and as mentioned in note 1, the Company considers that the interest rate of corporate notes is significantly lower than that of the market and that the exchange of corporate notes carried out during fiscal year 2003, constitutes a refinancing in accordance with the new accounting principles. Therefore, the existing debt was written off and the new debt was recognized at its present value, using annual rates of 12% and 11.52%.

Earnings (loss) per share – Given that the Company has issued neither preferred shares nor corporate notes convertible into common shares, only the basic earnings(losses) per share have been disclosed.

Reclassifications and/or adjustments – Certain amounts in the financial statements as of September 30, 2003 and December 31, 2003 have been reclassified and/or adjusted in order to conform them with the September 30, 2004 presentation.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the first part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the first part of this note.

Prior year's adjustment – Due to the application of the provisions of Technical Resolutions Nos. 16 through 20 mentioned in the first paragraph of this note, the shareholders' equity balance as of December 31, 2002 has been modified, affecting the accumulated deficit and the results for the year then ended, in accordance with the following detail:

Net gain on calculation of the net present value of corporate notes as a consequence of the difference between the interest rate agreed upon in the transaction and the market rate	44,603,706
Accrual of the net present value for the year 2002 and effect of the net exchange rate on the debt for corporate notes at present value	19,763,773
Deferred tax assets	27,190,000
Allowance for deferred tax assets	(27,190,000)
Total	(*) 64,367,479

(*) See note 6

Income statement accounts – Income statement accounts have been maintained at their historical values, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment) which have been determined according to the values of those assets.

Recoverable value – Due to the country's economic situation and its impact on both the electric market and the Company's operations, as detailed in notes 1.c), 9, 10 and 11, it has not been possible to determine the recoverable value of property, plant and equipment existing as of September 30, 2004.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivable

	..09/30/04..	..12/31/03..
CAMMESA		2,254,462
Debtors of the term market	18,520,752	8,958,826
Parent Company – Powerco S.A.	2,439,005	1,471,255
Doubtful accounts under legal proceedings	1,020,837	1,020,837
Allowance for bad debts (schedule III)	(4,175,126)	(4,175,126)
	17,805,468	**9,530,254**

The breakdown of balances as of September 30, 2004, according to their collection or use period, is as follows:

a) To become due:	
within 6 months	8,673,149
b) Past due	
between 3 and 6 months	59,553
between 6 and 12 months	13,247,892
Allowance for bad debts	(4,175,126)
Total	**17,805,468**

Accounts receivable do not accrue interest nor are they subject to adjustment clauses, except for certain receivables that are adjusted by the inflation-linked Referential Stabilization Coefficient (CER).

3.2 Other receivables

	..09/30/04..	.12/31/03.
Current:		
Advances to suppliers	417,301	364,409
Tax credits	2,586,303	794,332
Prepaid expenses	8,109	617,751
Miscellaneous	250,408	156,792
	3,262,121	**1,933,284**
Non-Current:		
EDESA S.A. – 132 Kv power line (note 8)	3,653,335	3,653,335
Allowance for doubtful accounts (schedule III)	(3,600,000)	(3,600,000)
	53,335	**53,335**

The breakdown of the balances as of September 30, 2004 according to their collection or use period is as follows:

a) To become due:	
within 3 months	417,301
between 3 and 6 months	2,594,412
more than 1 year	3,653,335
b) With no specified due date	250,408
Allowance for doubtful accounts	(3,600,000)
Total	**3,315,456**

These receivables do not accrue interest, except for certain advances and non-current receivables

3.3 Liabilities

The breakdown of the balances as of September 30, 2004 according to maturity is as follows:

To become due:	
within 3 months (2)	11,624,970
between 3 and 6 months	561,212
between 6 and 12 months	3,194,560
more than 1 year (1)	76,487,329
With no specified due date	679,457
	92,547,528

(1) Includes a debt at discounted value for the issuance of corporate notes for $ 75,373,170 (nominal value 159,728,000) maturing in 2013 which accrues interest at an annual rate of 2%, payable semiannually (See notes 1, 2 and 6).
(2) Includes a balance with Powerco S.A. (Parent Company) for 1,604,301.

3.4 Net sales

	.....2004.....	**.....2003.....**
Sales of electricity	42,340,897	33,506,238
Discounts for services received	(2,112,834)	(3,190,123)
Municipal contribution	(135,000)	(135,000)
	40,093,063	**30,181,115**

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of September 30, 2004 and 2003 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

The Company determines income tax by applying the deferred tax method. This method consists of recognizing the effects of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes as well as the existence of tax losses that may be applied to offset future taxable income, with the consequent recognition of deferred tax assets and liabilities.

As of September 30, 2004, total temporary differences and existing tax losses represent a net deferred tax asset of approximately 17,145,000. However, the Company has recorded an allowance for the total amount of the deferred tax asset given that its recoverability during the period in which it may be applied to offset taxable income is uncertain. Furthermore, as of September 30, 2004 and December 31, 2003, no income tax reserve has been recorded due to the existence of tax losses.

The breakdown of the net deferred tax asset as of September 30, 2004 and December 31, 2003 is as follows:

Detail	09/30/04	12/31/03
Tax losses	39,360,000	39,480,000
Undeductible allowances	2,815,000	2,860,000
Temporary differences	(25,030,000)	(25,740,000)
Net assets	17,145,000	16,600,000
Allowance for deferred tax asset (schedule III)	(17,145,000)	(16,600,000)
Balance	**0**	**0**

The net movement of the deferred tax asset during this period amounts to 545,000 (gain) for which amount the Company has recorded an allowance (see schedule III).

As to the tax on minimum presumed income, in March, 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to this tax. The Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.

6. LOANS

	..09/30/04..	.12/31/03.
Current:		
Current account overdrafts	561,212	543,153
Interest on Corporate Notes (schedule IV)	3,194,560	906,509
	3,755,772	**1,449,662**
Non-Current:		
Corporate Notes (schedule IV)	**75,737,170**	**72,048,700**

Through March 2003, outstanding corporate notes at a floating interest rate, with final maturity in 2010, amounted to US$ 54,000,000.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. The remaining amount of outstanding Corporate Notes for US$ 22,331,400 was restructured on October 3, 2003, as a consequence of the favorable Judgment in the Action for the Review of the Agreement filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013.

In November 2003, the aforementioned amount was reduced in US$ 400,000 due to the purchase of Corporate Notes from a holder who had filed a complaint. Subsequent to this event, the restructured debt amounts to US$ 53,600,000, which at present values of September 30, 2004 (see note 2 "Refinancing of liabilities – Corporate Notes") amounts to US$ 26,487,158.

The recording of the restructured debt for Corporate Notes at its present value, as required by generally accepted accounting principles, resulted in a gain, whose calculation is detailed below, which has been charged to prior years' results and to the extraordinary results for fiscal year 2003:
As from the fiscal year commenced January 1, 2004, the Company has begun to accrue the aforementioned debt recorded at its present value.

	US$	**Rate of exchange**	**Pesos**
Nominal value of corporate notes at the exchange rate in effect at December 31, 2002	54,000,000	3.37	181,980,000
Present value of Corporate Notes prior to the restructuring applying an annual discount rate of 12% as of December 31, 2002	34,899,858	3.37	117,612,521
Net gain on calculation of the present value of the debt charged to both the accumulated deficit and the loss for the year ended December 31, 2002 (see note 2)			**64,367,479**
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of December 31, 2003	24,899,389	2.93	72,955,209
Present value of Corporate Notes (current and non-current) after the restructuring applying an annual discount rate of 11.52% as of September 30, 2004	26,487,158	2.98	78,931,730
Evolution of the present value			**(*) 5,976,521**

(*) Included in the statement of operations under "Accrual of the net present value of corporate notes"

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 1,334,341 as of September 30, 2004. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A. (the "Agreement"), whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect.
- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

On July 5, 2002, the effects of the Agreement were suspended, suspension that has been successively extended until January 31, 2005.

As of September 30, 2004 and December 31, 2003, disbursements made to finance this work amounted to 3,653,335 and have been recorded as Other non-current receivables.

Due to the uncertainty regarding the recoverability of this credit, the Company's management has decided to record an allowance for 3,600,000 (schedule III).

9. SETTING OF THE SPOT PRICE – RESOLUTION 240/03 OF THE ENERGY SECRETARIAT

The electricity generated by the Company is sold in the Wholesale Electricity Market in two ways: in the Term Market, through supply or electricity agreements entered into between the parties, and in the Hourly Price Market, or "Spot" Market, at the hourly price set by CAMMESA, based on the supply and demand.

The "freezing" of the Seasonal Price of energy at a price that was not enough to cover production costs, caused the Stabilization Fund to run out and be insufficient to finance the Wholesale Market. Having as an excuse the lack of transparency in the supply of natural gas to power generation plants, but with the clear aim of not increasing the loss and until the supply were stabilized, the Regulatory Authority took control of the Spot Price Market through Resolution 240/03 of the Energy Secretariat issued on 08/14/03. Although this resolution was published in the *Official Gazette* on 08/19/03, it has been applied since 08/15/03.

This resolution does not include, in the setting of the price, the Cost of Water used for the economic dispatch in dam stations, and creates a fictitious mechanism for setting the price, considering the free availability of natural gas in thermal power plants in operation or that could be in operation within the next hour, thus excluding liquid fuels in the setting of the price.

By note No. 526 of the Under-Secretariat of Energy, dated 10/09/03, the Regulatory Authority suspended the application of Resolution 240/03 as long as no restrictions existed in the supply of natural gas. This measure was soon nullified by Note S.C.E.E. No. 65 dated January 30, 2004, which went into effect as from that same date and when the first supply restrictions occurred. Due to the application of this methodology, during 2004 there will be a decrease in Company's revenues as compared to those achieved in the previous year.

10. RESTRICTIONS ON THE COLLECTION OF CREDITS WITH CAMMESA – RESOLUTION 406/03 OF THE ENERGY SECRETARIAT – SUBSEQUENT EVENTS – RESOLUTIONS 949/04 AND 956/04

The electricity, capacity and related services sold by the Company in the Wholesale Electricity Market result in economic transactions managed by CAMMESA, whose economic funds derive from the balance of prices that should be observed between those who pay and those who produce the traded good.

As the Regulatory Authority did not fix a uniform price, stabilized every 90 days, that included generation and transportation costs, as established in section 36 of Law No. 24,065, the Stabilization Fund ran out and became insufficient to finance the Wholesale Market. In order to priorize payment to creditors in view of the insufficient economic resources, and until the seasonal price were set at a balanced value, the Authority took control of the Market by means of Resolution 406/03 of the Energy Secretariat issued on 09/08/03 and retroactively applied since 09/01/03.

The effects of the aforementioned measure make it possible to anticipate an additional decrease in revenues since the aforementioned resolution –in view of the fact that the funds collected by CAMMESA are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the Seasonal Fund recovers.

On August 6, 2004, the Energy Secretariat, through Resolution No. 826/04, invited all the Agents of the Wholesale Electricity Market (MEM) to participate in the setting up of the "Fund for the necessary investments to increase electricity offer in the Wholesale Electricity Market" (hereinafter called 'FONINVEMEM"), by investing in said fund, their sales credits with maturity date to be defined deriving from Resolution No. 406/03 of the Energy Secretariat, during the period of January 2004 through December 2006, considering for the calculation of the amount that each Agent will contribute during this period, that the power contracted by each generator of the MEM in the Term Market for the May-July 2004 quarter will not be increased. According to Resolution No. 1097/04 of the Energy Secretariat, dated October 26, 2004, the deadline for MEM Agents to formally express their decision to participate in the FONINVEMEM is November 19, 2004.

With regard to the aforementioned Resolution No. 826/04, on October 1, 2004 the Energy Secretariat issued Resolution No. 956/04 which states that the consolidated balances will be earmarked for the FONINVEMEM fund.

On September 21, 2004, the Energy Secretariat issued Resolution No. 949/04 whose purpose was to differentiate, in reference to price, the treatment to be given to the electricity to be exported from the electricity to be used in the domestic market. Said resolution established that the price applicable to the export of electricity, would be the maximum between the Marginal Operation Cost (CMO) and the spot prices according to Resolution No. 240/04.

The CMO is the price of the most expensive machine in operation, regardless of the type of fuel it uses. In summer time and when no gas restrictions exist, this price may be equivalent to the spot price according to Resolution 240/04, but in winter, due to the use of liquid fuels, the CMO may amount to $240/MWh in contrast with the $40/MWh of the spot price according to Resolution 240/04.

Due to the significant differences, the Company began negotiations with CEMSA in order to renew, under new and mutually satisfactory terms, the agreement to export electricity to Uruguay for another period until April 2007.

The agreement signed stipulates a plan of power and energy payments in advance which, after having done an economic assessment, results in an additional contribution of approximately one million pesos as compared to that foreseen prior to Resolution No. 949/04.

It should be pointed out that the FONINVEMEM fund was created through Resolution No. 712/04 of the Energy Secretariat dated July 12, 2004, with the aim of administering the economic resources earmarked for the investments that would allow for the increase of the electricity offer towards 2007.

The above-mentioned Resolution states that for those MEM Agents who decide not to participate in the FONINVEMEM fund by applying the percentage that would result from their sale credits with no defined maturity date, the Energy Secretariat will carry out an analysis and subsequently issue the corresponding regulations concerning the issuance of the documents representing an electricity volume Megawatts hour (MWh) compatible with the sale credits not involved in the setting up of the above-mentioned Fund, for their exchange. These documents will be paid as from the date on which the works built with the resources of the Fund provide enough genuine incomes.

11. NATURAL GAS SUPPLY

On February 13, 2004, the Federal Government issued Decrees Nos. 180/04 and 181/04 which modified the regulatory framework of the natural gas market. The changes introduced could affect natural gas supply agreements entered into by the Company, most of which require to be regulated by the Energy Secretariat.

On April 22, 2004, the Federal Planning Ministry, based on the aforementioned Decree No. 181/04, issued Resolution No. 208/04 which approves the natural gas price agreement reached by the Energy Secretariat and gas producers. Said agreement provides for a gradual increase in gas prices that affects power generation plants. Those hikes in gas prices have been recognized by the Company as from the past May 31, date since which CAMMESA has also recognized them in the fixing of the spot wholesale prices of electricity.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

PROPERTY, PLANT AND EQUIPMENT

	2004										2003
	Original values				Depreciation					Net value	Net value
	Balance at beginning of the period	Additions	Disposals	Balance at end of the period	Accumulated at beginning of the period	Disposals for the period	Current year Rate %	Current year Amount	Accumulated at the end of the period		
Land	1,754,085			1,754,085						1,754,085	1,754,085
Buildings	60,295,042	4,500		60,299,542	16,994,672		2.55	1,074,.219	18,068,891	42,230,651	43,300,370
Turbines	97,289,830			97,289,830	42,150,908		(*)	2,278,319	44,429,227	52,860,603	55,138,922
Boilers	98,099,950			98,099,950	34,414,501		(*)	1,956,023	36,370,524	61,729,426	63,685,449
Transformers	13,874,144			13,874,144	6,233,327		(*)	345,774	6,579,101	7,295,043	7,640,817
Water treatment plant	2,575,554			2,575,554	1,001,913		(*)	64,183	1,066,096	1,509,458	1,573,641
Auxiliary equipment	831,733			831,733	373,752		(*)	20,735	394,487	437,246	457,981
Gas plant and gas pipeline	4,182,340			4,182,340	1,879,038		(*)	104,234	1,983,272	2,199,068	2,303,302
Tools	842,656	3,340		845,995	842,656		10.00	334	842,990	3,006	
Vehicles	524,358			524,358	451,509		20.00	34,640	486,149	38,209	72,849
Furniture and fixtures	1,584,292	8,221	1,908	1,590,605	1,536,092	764	20.00	36,628	1,571,956	18,649	48,200
Facilities	818,856	24,543		843,399	811,594		20.00	12,171	823,765	19,634	7,262
Software	190,969	4,980		195,949	190,969		33.00	1,643	192,612	3,337	
Maintenance expenses	15,775,020	119,586		15,894,606	10,635,692		16.67	1,960,158	12,595,850	3,298,756	5,139,328
TOTAL 09/30/04	**298,638,829**	**165,170**	**1,908**	**298,802,091**	**117,516,623**	**764**		**7,889,061**	**125,404,920**	**173,397,171**	
TOTAL 12/31/03	**295,337,064**	**3,319,247**	**17,482**	**298,638,829**	**107,727,731**	**17,482**		**9,806,374**	**117,516,623**		**181,122,206**

(*) Depreciated by applying the unit of production method

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

INVESTMENTS

Account	Type	Nominal value	Quotation value	Recorded value 09/30/04	Recorded value 12/31/03
CURRENT INVESTMENTS					
Government bonds (Schedule IV)	Treasury Bills	18,267	2.92	53,340	
Deposit abroad (Schedule IV)					23,530
Time deposits					53,340
TOTAL CURRENT INVESTMENTS				**53,340**	**76,870**

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

ALLOWANCES / RESERVES

Items	2004				
	Balance at beginning of year	Increases	Decreases		Balance at the end of the period/year
Deducted from assets					
Allowance for bad debts	4,175,126				4,175,126
Allowance for other doubtful accounts	3,600,000				3,600,000
Allowance for deferred tax assets	16,600,000	545,000 (1)			17,145,000
TOTAL 09/30/04	**24,375,126**	**545,000**			**24,920,026**
TOTAL 12/31/03	**28,365,126**	**6,600,000**	**10,590,000**		**24,375,126**
Included in liabilities					
Contingency reserve	1,445,919		111,578	(2)	1,334,341
TOTAL 09/30/04	**1,445,919**		**111,578**		**1,334,341**
TOTAL 12/31/03	**1,097,865**	**1,169,079**	**821,025**		**1,445,919**

(1) Charged to income tax in the statement of income
(2) To cover foreseen events

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
(stated in pesos – note 2)

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	09/30/04				12/31/03		
	Currency and amount		Exch. rate $	Booked amount in local currency (pesos)	Currency and amount		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	US$	1,015,590	2.94	2,985,835	US$	1,018,714	2,933,898
Investments	US$	18,143	2.94	53,340	US$	8,170	23,530
Total Current Assets				3,039,175			2,957,428
TOTAL ASSETS							2,957,428
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	US$	1,072,000	2.98	3,194,560	US$	309,389	906,509
Total Current Liabilities				3,194,560			906,509
NON-CURRENT LIABILITIES							
Loans							
Corporate notes	US$	25,415,158	2.98	75,737,170	US$	24,590,000	72,048,700
Total Non-Current Liabilities				75,737,170			72,048,700
TOTAL LIABILITIES				78,931,730			72,955,209

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2004 AND 2003
(stated in pesos – note 2)

COST AND EXPENSES

Items	2004 Cost of sales	2004 Selling expenses	2004 Administrative expenses	2004 Total	2003 Total
Fees			148,473	148,473	170,832
Salaries and wages	2,927,618	529,106	459,891	3,916,615	3,673,093
Social security charges	600,198	109,408	116,713	826,319	750,866
Fuel	23,391,022			23,391,022	14,059,327
Spare-parts and materials	756,738			756,738	342,441
Services contracted	662,543	103,762	712,090	1,478,395	1,417,536
Communications			222,659	222,659	249,082
Office expenses		69,810	149,770	219,580	211,616
Depreciation of property, plant and equipment	7,866,535		22,526	7,889,061	6,585,693
Insurance	629,082			629,082	753,629
Taxes and rates	1,668		534,001	535,669	419,660
Bad debts					1,500,000
Miscellaneous	214	141,330	504,700	646,244	3,714,198
TOTAL 2004	**36,835,618**	**953,416**	**2,870,823**	**40,659,857**	
TOTAL 2003	**25,492,874**	**2,414,193**	**5,940,906**		**33,847,973**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004
(restated to reflect the effects of inflation - stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous years or periods or which could affect comparison with those to be presented in future periods:

   See notes 1 c), 9 and 10 to the financial statements, regarding the changes introduced to the Argentine economic framework and their impact on the Company.

3. Classification of credit and debit balances:

   See notes 3.2., 3.3. and 3.4.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Debit balances	Credit balances
1. In local currency (includes allowances/reserves).	21,120,924	14,950,139
2. In foreign currency (US dollars)	.	78,931,730
TOTAL	**21,120,924**	**93,881,869**

   b) The classification according to the type of adjustment is as follows:

	Debit balances	Credit balances
1. Subject to adjustment clause		6,277,211
2. With no adjustment clause	21,120,924	86,270,317
TOTAL	**21,120,924**	**92,547,528**

c) The classification according to the accrual or not of interest is as follows
:

	Debit balances	Credit balances
1. Accruing interest (net of allowances /reserves)	3,653,335	75,737,170
2. Not accruing interest	17,467,589	16,810,358
TOTAL	**21,120,924**	**92,547,528**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital and votes.

   None.

   b) Balances with Subsidiary and Related Companies (Powerco S.A.(Parent)):

Accounts receivable	2,439,005
Accounts payable	(1,604,301)

   c) Balances with Parent Company (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stocktakings over the period.

   There are no supplies in a damaged condition, out of use or inactive.

Current values

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

Property, plant and equipment

9. Reversal of the technical appraisal reserve when part of the same had been previously reduced to offset losses:

None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19550:

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations.

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, see note 2, under "Recoverable value".

Insurance

13. Insured assets:

	Risk covered	Amount insured $	Accounting value $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	118,100	38,209
Fixed asset and spare-parts and materials (except land and vehicles)			
	Total	217,000,000	176,587,289

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future capital subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19550 and the regulations of the National Securities Commission, we have reviewed the documents detailed in section I. These documents are the responsibility of the Company's management.

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of September 30, 2004.

b) Statement of operations for the nine-month period ended September 30, 2004.

c) Statement of changes in shareholders' equity for the nine-month period ended September 30, 2004.

d) Statement of cash flows for the nine-month period ended September 30, 2004.

e) Notes 1 through 11 and supplemental schedules I through V for the nine-month period ended September 30, 2004.

f) Informative summary required by the National Securities Commission for the nine-month period ended September 30, 2004.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the nine-month period ended September 30, 2004.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations which require that the documents detailed in items a) through e) of section I be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in section I, we have examined the work performed by the external auditor, Deloitte & Co S.R.L., who issued its report dated November 9, 2004, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures on the accounting information included in the financial statements and making enquiries to the personnel of the Company responsible for accounting and financial issues. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

Provided that it is not our responsibility to control Company's management, our review has included neither the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

III) PRIOR CLARIFICATIONS

As explained in note 1c) to the financial statements, the measures adopted by the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561/02 and those of the subsequent regulatory decrees, modified the electric market significantly. The price of electricity was mandatorily converted into pesos at the rate of 1 peso per US dollar. Therefore, the Company's revenues have been converted into pesos while part of its expenses and a significant part of its liabilities are denominated in US dollars. Furthermore, the Government has adopted several measures that have modified the way in which prices are fixed in the electricity sector, changing its functioning significantly.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector, might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

IV) STATUTORY AUDITORS' REPORT

Based on our review, we are able to report that:

a) According to that mentioned in section II, we are able to report that the financial statements as of September 30, 2004 referred to in section I, take into account all the events and circumstances of which we have become aware and that we have no observations to make other than those mentioned in section III.

b) The Informative Summary required by General Resolution No. 368/01 of the National Securities Commission for the nine-month period ended September 30, 2004 includes the information required by item 6 of Appendix I of Book VII of said resolution. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned document are the responsibility of the Company's Management. The amounts included in said document, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements mentioned in section I, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

Autonomous City of Buenos Aires, November 9, 2004

CARLOS ALBERTO PALLA
On behalf of the Statutory Auditors

CENTRAL TÉRMICA GÜEMES S.A.

Summary of the resolutions on each item of the agenda of the Ordinary Meeting of Shareholders No. 25 of Central Térmica Güemes S.A., held on April 24, 2003.

Attendants: Mr. Ricardo Esteban Brinnand, in representation of Class "A" Shares, Ms. Irma Elsa Gastaldi, in representation of Class "B" Shares, and Mr. Justo Rubén Brito, in representation of Class "C" Shares.

The Chairman opened the meeting with a statutory quorum of 100%, as all shareholders were in attendance.

1. Consideration of the designation of two Shareholders to undersign the minutes of the meeting.

   It was unanimously resolved to designate Mr. Ricardo Esteban Brinnand and Ms. Irma Elsa Gastaldi to approve and undersign the minutes.

2. Consideration of the Annual Report, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity, Cash Flow Statement, Notes and Annexes, Audit Committee's Report and other documents provided for by Section 234, paragraph 1° of Act No. 19,550, for the fiscal year ended December 31, 2002.

   It was unanimously resolved to approve, without any remarks or comments, the Annual Report, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity, Cash Flow Statement, Notes and Annexes, Audit Committee's Report and other documents provided for by Section 234, paragraph 1° of Argentine Act No. 19,550, for the fiscal year ended December 31, 2002, which are transcribed in the Book of Inventory and Balance Sheets.

   It was unanimously resolved that the loss for the fiscal year be charged against Retained Earnings.

3. Consideration of the performance of members of the Board of Directors and the Audit Committee.

   It was unanimously resolved to approve the performance of members of the Board of Directors and the Audit Committee for the fiscal year ended submitted for consideration.

4. Consideration of compensation to members of the Board of Directors in excess of what is provided for by Section 261 of Act No. 19,550, for fiscal year ended December 31, 2002.

   It was unanimously resolved to approve an aggregate gross compensation of the members of the Board of Directors of $127,207.00.

It was further unanimously resolved to approve a gross compensation of $1,266,430.12 received by certain members of the Board of Directors in consideration for their duties as managers.

It was unanimously resolved to approve (i) the delegation to the Board of Directors the power to make individual allotments of compensation to each director, based on the number of Board's meeting attended by such director; and (ii) the authorization granted to the Board of Directors to make advance payments of compensation payable to Directors for the period between April of the current year and the date of the next Ordinary Meeting of Shareholders at which the 2003 Financial Statements will be submitted for approval, in a minimum amount of $1,000 for each meeting attended by regular directors.

5. Consideration of compensation of Audit Committee members for fiscal year ended December 31, 2002.

   It was unanimously resolved to approve an aggregate gross compensation of Audit Committee members of $45,445.90.

   It was unanimously resolved to approve (i) the delegation to the Board of Directors of the power to make individual allotments of compensation to each Audit Committee member, based on the number of Audit Committee meetings attended by such member; and (ii) the authorization granted to the Board of Directors to make advance payments of compensation payable to Audit Committee members for the period between April of the current year and the date of the next Ordinary Meeting of Shareholders at which the 2003 Financial Statements will be submitted for approval, in a minimum amount of $1,000 for each meeting attended by regular members.

6. Consideration of determination of the number of Directors and appointment of regular and alternate members for each class.

   It was unanimously resolved that the Board of Directors continue to be composed of eight (8) Regular Directors.

   It was unanimously resolved to appoint Mr. Carlos Armando Peralta, Mr. Leonardo Juan Galia, Mr. Jorge Alberto Reston, Mr. Dante Apaza, Mr. Sergio Marcelo Fernández , Ms. Gabriela Rosello, Mr. Claudio Fabian Villagra and Mr. José Luis Martínez as Regular Directors for the term of two (2) years. Messrs. It was further resolved to appoint Rubén Argüello, Marcelo Martos and Oscar Arnaldo Ramos as Alternate Directors, also for the term of two (2) years.

7. Consideration of the appointment of regular and alternate members to the Audit Committee for the appropriate class of shares.

   It was unanimously resolved to appoint Messrs. Rubén Ruival, Carlos Palla and Horacio Federico Manzuoli as Regular Auditors for the term of two (2) years. It was further resolved to appoint Messrs. Armando Simesen de Bielke

and Washington Alvarez and Ms. Viviana Ogando as Alternate Auditors, also for the term of two (2) years.

8. Consideration of the appointment of the Accountant that will certify the Balance Sheet and the Income Statement, Notes and Annexes, for fiscal year No. 11.

   It was unanimously resolved to appoint Deloitte & Co. S.R.L. as independent auditors for the new fiscal year, with Carlos A. Lloveras, CPA, as regular partner and Rubén R. Ruival, CPA, as alternate.

TRANSLATION

CENTRAL TERMICA GÜEMES S.A.

ORDINARY AND EXTRAORDINARY SHAREHOLDERS'MEETING

By resolution of the honorable Board of Directors and in accordance with the provisions of the Bylaws, the shareholders of **CENTRAL TERMICA GÜEMES S.A.** (the "Company") are hereby called to an Ordinary and Extraordinary Shareholders' Meeting to be held on April 29, 2004, at 3:00 p.m. on first call, and in respect of the Ordinary Meeting one hour later in second call in the event of lack of the required quorum, at the administrative office of the Company located at avenida Reyes Católicos 1330, of the City of Salta, Province of Salta, for the discussion of the following Agenda:

(a) Ordinary Matters

(1) Consideration and appointment of two shareholders to subscribe the Minutes of the Meeting.

(2) Consideration of the Annual Report, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity and of Changes in Financial Position, Notes and Annexes, report of the Supervisory Committee and other documents provided for by Section 234, paragraph 1° of Law 19,550, pertinent to the fiscal year ended December 31, 2003.

(3) Consideration of the performance of the members of the Board of Directors and the Supervisory Committee, pertinent to the fiscal year ended December 31, 2003.

(4) Consideration of the compensations of the members of the Board of Directors in excess of what is provided for by Section 261 of Law 19,550, pertinent to the fiscal year ended December 31, 2003.

(5) Consideration of the compensations of the members of the Supervisory Committee pertinent to the fiscal year ended December 31, 2003.

(6) Consideration of the appointment of the Accountant who will certify the Balance Sheet and Income Statement, Notes and Annexes pertinent to the fiscal year Number 12.

(b) Extraordinary Matters

(1) Consideration of the appointment of two shareholders to subscribe the Minutes of the Meeting.

(2) Consideration of the revocation of the amendment to Sections fifth and sixth resolved by the Extraordinary Shareholders Meeting dated December 4, 2002, and recorded in the minute book of Meetings of the Company under number 24.

(3) Consideration of the approval of a restated text of the Company's Bylaws.

Note: Shareholders are hereby reminded that in order to attend the Meeting they shall comply with the provisions of Section 238 of Law 19,550.

SALTA, April 2004.

WASHINGTON ALVAREZ
Attorney-in-fact

CENTRAL TÉRMICA GÜEMES S.A.

Summary of the resolutions of the Ordinary and Special Meeting of Shareholders held on April 29, 2004.

(a) **Ordinary Matters.**

(1) **Consideration of the appointment of two Shareholders to undersign the minutes of the meeting.**

It was unanimously resolved to designate Merss. Ricardo Esteban Brinnand and Axel Nielsen to undersign the minutes of the meeting in representation of Class "A" and Class "B" shares, respectively.

(2) **Consideration of the Annual Report, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity, Cash Flow Statement, Notes and Annexes, Audit Committee's Report and other documents provided for by Section 234, paragraph 1° of Act No. 19,550, for the fiscal year ended December 31, 2003.**

It was unanimously resolved to deem such documents read, omit the transcription thereof, and approve them.
It was also unanimously resolved that the $26,476,712 profit for fiscal year ended December 31, 2002, be recorded by the Company as Retained Earnings.

(3) **Consideration of the performance of members of the Board of Directors and the Audit Committee.**

It was unanimously resolved to approve the performance of members of the Board of Directors and the Audit Committee for the fiscal year submitted for consideration.

(4) **Consideration of compensation to members of the Board of Directors in excess of what is provided for by Section 261 of Act No. 19,550, for fiscal year ended December 31, 2003.**

It was resolved by a majority vote, with the affirmative votes of Class "A" and Class "C" Shareholders and the negative vote of Class "B" Shareholder: (i) to approve an aggregate gross compensation of the members of the Board of Directors of $170,582.58 and an aggregate amount of $1,498,034.52 as gross compensation for their duties as managers, (ii) to delegate to the Board of Directors the power to make individual allotments of compensation to each director, based on the number of Board's meeting attended by such director; and (iii) to authorize advance payments of compensation to Directors in a minimum amount of $1,500 for each meeting attended.

(5) **Consideration of compensation to Audit Committee members for fiscal year ended December 31, 2003.**

It was resolved (i) by unanimous vote, to approve an aggregate gross compensation of Audit Committee members of $60,390.90; (ii) by a majority vote, with the affirmative votes of Class "A" and Class "C" Shareholders and the negative vote of Class "B" Shareholder: (ii.a) to delegate to the Board of Directors the power to make individual allotments of compensation to each Audit Committee member, based on the number of Audit Committee meetings attended by such member and (ii.b) to authorize the Board of Directors to make advance payments of compensation to Audit Committee members in a minimum amount of $1,500 for each meeting attended.

(6) **Consideration of the appointment of the Accountant that will certify the Balance Sheet and the Income Statement, Notes and Annexes, for fiscal year No. 12.**

It was unanimously resolved to appoint Deloitte & Co. S.R.L. as independent auditors for the new fiscal year, with Carlos A. Lloveras, CPA, as regular partner and Marcelo Ernesto García, CPA, as alternate.

(b) **Special Matters.**

(1) **Consideration of the designation of two Shareholders to undersign the minutes of the meeting.**

It was unanimously resolved to designate Merss. Ricardo Esteban Brinnand and Axel Nielsen to approve and undersign the minutes of the meeting in representation of Class "A" and Class "B" shares, respectively.

(2) **Consideration of the repeal of the amendment of sections fifth and sixth resolved at the Special Meeting of Shareholders held on December 4, 2002 and entered in the book of minutes of shareholders' meetings under No. 24.**

It was unanimously resolved that sections fifth and sixth will remain worded as they were before the amendment dated December 4, 2002.

(3) **Consideration of approval of a consolidated text of Company's Bylaws.**

It was unanimously resolved to approve the consolidated text of the Company's Bylaws, which will reflect the applicable amendments and changes.

Summary of the resolutions of the General Ordinary and Special Meeting of Shareholders held on June 24, 2004

(a) **Ordinary Matters.**

(1) Consideration and resolution of the appointment of two shareholders to undersign the minutes of the Meeting.

It was unanimously resolved by Shareholders to designate three representatives of shareholders to approve and undersign the minutes of the Meeting.

(2) Consideration and resolution of the appointment of a regular member of the Audit Committee to replace Mr. Rubén Ruival, Accountant.

It was resolved by majority vote, with class B shareholder abstaining from voting, to appoint Mr. René C. Lodewickx Hardy, Accountant as regular statutory auditor representing class "A shares for him to complete the term of office for which Mr. Ruival had been elected.

(b) **Special Matters.**

(1) Consideration and resolution of the appointment of two shareholders to undersign the minutes of the Meeting.

It was unanimously resolved by Shareholders to designate three representatives of shareholders to approve and undersign the minutes of the Meeting.

(2) Consideration and resolution of the ratification of the indemnity agreement entered into by and among the Company and the regular and alternate directors and statutory auditors pursuant to the resolution passed at board meeting number 166 held on August 27, 2003.

Upon the issue being submitted to consideration, the Shareholders' Meeting resolved, with the Argentine Government abstaining from voting, the ratification of the indemnity agreement entered into by and among the Company and the regular and alternate directors and statutory auditors pursuant to the resolution passed at board meeting number 166 held on August 25, 2003.

(3) Consideration and resolution of the amendment to section three of the corporate by-laws concerning the Purpose of the Company.

The representative of the Argentine Government takes the floor and proposed the adjournment of the consideration and resolution of this item, on account of the fact that no answer has been heretofore received in connection with the consultations made by the undersecretariat of financial services to the secretariat of energy.

Upon the motion being submitted to consideration, at 4:00 p.m. it is unanimously resolved to adjourn the meeting, fixing the date for the meeting on Wednesday, July 7, at 10 a.m. at the administrative offices located at Avenida Reyes Católicos 1330, City of Salta, Province of Salta.

TRANSLATION

CENTRAL TERMICA GÜEMES S.A.

ORDINARY AND EXTRAORDINARY SHAREHOLDERS'MEETING

By resolution of the honorable Board of Directors and in accordance with the provisions of the Bylaws, the shareholders of **CENTRAL TERMICA GÜEMES S.A.** (the "Company") are hereby called to an Ordinary and Extraordinary Shareholders' Meeting to be held on June 24, 2004, at 3:00 p.m. on first call, and in respect of the Ordinary Meeting one hour later in second call in the event of lack of the required quorum, at the administrative office of the Company located at Avenida Reyes Católicos 1330, in the City of Salta, Province of Salta, for the discussion of the following Agenda:

(a) Ordinary Matters

(1) Consideration and resolution on the appointment of two shareholders to subscribe the Minutes of the Meeting.

(2) Consideration and resolution on the appointment of one regular member of the Supervisory Committee in replacement of the Accountant Rubén Ruival.

(b) Extraordinary Matters

(1) Consideration and resolution on the appointment of two shareholders to subscribe the Minutes of the Meeting.

(2) Consideration and resolution on the ratification of the indemnity agreement entered into between the Company and the alternate and regular directors and syndics in accordance with what was decided at the Board of Directors' meeting, number 166, dated August 27, 2003.

(3) Consideration and resolution on the amendment of Section three of the Company's bylaws referred to the Corporate Purpose.

Note: Shareholders are hereby reminded that in order to attend the meeting they shall comply with the provisions of Section 238 of Law 19,550.

SALTA, June 2004.

WASHINGTON ALVAREZ
Attorney-in-fact

Summary of the resolutions of the Ordinary and Special meeting of Shareholders held on July 7, 2004.

(1) Consideration and resolution of the amendment to section three of the corporate by-laws concerning the Purpose of the Company.

The shareholders unanimously resolved to amend section three of the Corporate by laws concerning the Purpose of the Company

After is approval the of section three reads as follows:

"Section Three. Purpose. The purpose of the Company is to carry out, on its own behalf or through or in association with third parties, whether in Argentina or abroad, the following activities: (a) Industrial: Exploitation or operation of thermal, hydroelectric or other power plants, whether owned by it or by third parties, for purposes of the generation and production of electric energy and its sale, for which purpose it may carry out any other operation that may supplement its industrial and commercial activities or that may be necessary to enable the attainment of its corporate purpose; (b) Import and Export: raw materials and any kind of goods, by-products and machinery related to the corporate purpose; (c) Services: Rendering and provision of assistance, maintenance, operation, management and advisory services to individuals or legal entities.

TRANSLATION

CENTRAL TERMICA GÜEMES S.A.

ORDINARY AND EXTRAORDINARY SHAREHOLDERS'MEETING

By resolution of the honorable Board of Directors and in accordance with the provisions of the Bylaws, the shareholders of **CENTRAL TERMICA GÜEMES S.A.** (the "Company") are hereby called to an Ordinary and Extraordinary Shareholders' Meeting to be held on October 29, 2004, at 3:00 p.m. on first call, and in respect of the Ordinary Meeting one hour later in second call in the event of lack of the required quorum, at the administrative office of the Company located at Avenida Leandro N. Alem 822, in the City of Buenos Aires, for the discussion of the following Agenda:

(a) Ordinary Matters

(1) Consideration and resolution on the appointment of two shareholders to subscribe the Minutes of the Meeting.
(2) Consideration and resolution on the appointment of a Regular Director to represent the Class B shareholder in replacement of the resigning one.

(b) Extraordinary Matters

(1) Consideration and resolution on the appointment of two shareholders to subscribe the Minutes of the Meeting.
(2) Consideration and resolution on the ratification of the indemnity agreement entered into between the Company and one alternate director and one regular syndic in accordance with the resolution adopted on the Board of Directors meeting, number 178, dated June 24, 2004.
(3) Consideration and resolution on the granting of powers to the President of the Company to execute and deliver, on behalf of the Company, any agreements as may be pertinent with the directors and syndics, alternate and regular.

Note: Shareholders are hereby reminded that in order to attend the meeting they shall comply with the provisions of Section 238 of Law 19,550.

SALTA, October 2004.

WASHINGTON ALVAREZ
Attorney-in-fact

CENTRAL TÉRMICA GÜEMES S.A.

Summary of the resolutions of the Ordinary and Special Meeting of Shareholders held on October 29, 2004.

(a) **Ordinary Matters.**

(1) **Consideration and resolution of the appointment of two Shareholders to undersign the minutes of the Meeting.**

It was unanimously resolved to designate Mr. Ricardo Esteban Brinnand, representative of Class "A" shares and Ms. Irma Elsa Gastaldi, representative of Class "B" shares, to approve and undersign the minutes.

(2) **Consideration and resolution of the appointment of a Director to replace the resigning representative of Class B shareholder.**

It was unanimously resolved, for purposes of considering and resolving this issue, to adjourn the meeting until November 26, 2004 at 3:00 p.m. at the Administrative offices located at Av. Leandro Alem 822, 12th floor.

(b) **Special Matters.**

(1) **Consideration and resolution of the appointment of two Shareholders to undersign the minutes of the Meeting.**

It was unanimously resolved to designate Mr. Ricardo Esteban Brinnand, representative of Class "A" shares and Ms. Irma Elsa Gastaldi, representative of Class "B" shares, to approve and undersign the minutes..

(2) **Consideration and resolution of the ratification of the indemnity agreement entered into by and among the Company, the alternate director and the regular statutory auditor pursuant to the resolution passed at Board Meeting number 178 held on June 24, 2004.**

It was resolved by majority vote, with the Argentine Government abstaining from voting, to ratify the indemnity agreement entered into by and among the Company, the Alternate Director Oscar Arnaldo Ramos and the Regular Statutory Auditor René Lodewyckx-Hardy in accordance with the resolutions of Board Meeting Number 178 held on June 24, 2004.

(3) **Consideration and resolution of the grant of powers to the President of the Company to enter into and execute, on behalf of the Company, the relevant indemnity agreements with the Regular and Alternate Directors and Statutory Auditors.**

It was resolved by majority vote, with the Argentine Government abstaining from voting, to empower the President of the Company to enter into and execute, on behalf of the Company, the relevant indemnity agreements with the Regular and Alternate Directors and Statutory Auditors.

CENTRAL TÉRMICA GÜEMES S.A.

Summary of the resolutions passed in respect of item 2, Ordinary Matters, of the General Ordinary and Special Meeting of Shareholders held on November 26, 2004.

Ordinary Matters

(2) **Consideration and resolution in respect of the appointment of a Director to replace the resigning representative of Class B shareholder.**

It was unanimously resolved to appoint Mr. Normando Miguel Alvarez García as Regular Director to complete the term of office of the resigning director Claudio Fabián Villagra as well as to cause the elected Director to assume the position subject to approval by the relevant decree, pursuant to the provisions of Decree 491 dated March 12, 2002.

Date	DETAIL
Sept. 9/03	Filing with the three entities ("CNV", "Bolsa" and "Mae" hereinafter the "Three Entities")informing the noteholders of the U$S 31.668.000 Notes due 2013 the payment of the First Interest Payment on September 11, 2003.
Sept.15/03	Filing with the Three Entities informing the noteholders of the US$ 22.331.400 Notes due 2010 the payment of the Sixth Interest Payment on September 26, 2003.
Oct. 7/03	Filing with the Three Entities informing about the agreement arrived with Van Eck Global Opportunity Master Fund
Oct. 7/03	Filing with the Three entities informing the order of the Insolvency and Commercial Court of First Instance in the city of and province of Salta, Argentina, to mandatory Exchange the U$S 22.331.400 due on 2010 (hereinafter the "Existing Notes") for a like amount of new notes due 2013 (hereinafter the "New Notes").
Oct.10/03	Petition filed with the Mercado Abierto Electrónico (hereinafter "Mae") requiring the listing of the New Notes in such entity
Oct. 24/03	Filing with the Three Entities with a detail of the Principal Terms and Conditions of the New Notes to be exchanged for the Existing Notes.
Oct. 30/03	Bolsa de Comercio de Buenos Aires authorization to list and negotiate the New Notes in its entity.
Oct.31/03	Press release filed with the Three Entities announcing the Exchange of Existing Notes for the New Notes. (See same publication made in New York on the same day)
Nov. 3/03	Filing with the Three Entities informing about the Closing of the Exchange of Existing Notes for the New Notes
Nov.4/03	MAE issues a resolution authorizing the listing of the New Notes in its entity.
Dec.3/03	Central Térmica Güemes announces the Mandatory Exchange of its Variables Rate Nots due 2010 effected on October 30, 2003 (See same press release Published in New York).

March 19/03	Press release announcing the First interest payment of the New Notes on March 26, 2004.
April 7/04	Filing with the Three Entities informing the call of the Ordinary and Extraordinary Shareholders Meeting to be held on April 29, 2004 (See attached press release)
June/04	Filing with the Three Entities informing the call of the Ordinary and Extraordinary Shareholders Meeting to be held on June 24, 2004 (See attached press release).
Sept13/04	Press release announcing the Second interest payment of the New Notes on September 27, 2004
Oct. 15/04	Filing with the Three Entities informing the call of the Ordinary and Extraordinary Shareholders Meeting to be held on October 29, 2004